ASSET PURCHASE AGREEMENT
BY AND AMONG
HAEMONETICS CORPORATION,
AND
PALL CORPORATION
DATED AS OF APRIL 28, 2012

3.15. Brokerage	40
3.16. Permits	40
3.17. Employees	41
3.18. Employee Benefit Plans	42
3.19. Insurance	43
3.20. Customers and Suppliers	43
3.21. Affiliate Transactions	44
3.22. Compliance with Law	44
3.23. Environmental Matters	44
3.24. Powers of Attorney	45
3.25. Product Warranties	45
3.26. Import/Export Compliance	45
3.27. DISCLAIMER OF WARRANTIES	45
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER	46
4.1. Organization	46
4.2. Authorization of Transaction	46
4.3. Absence of Conflicts	46
4.4. Financing	47
4.5. Litigation	47
4.6. Financial Capability	47
4.7. Brokerage	48
4.8. DISCLAIMER OF WARRANTIES	48
ARTICLE V COVENANTS PRIOR TO CLOSING	48
5.1. Conduct of Business	48
5.2. Access to Information and Facilities	50
5.3. Advice of Changes; Supplements to Disclosure Schedules	50
5.4. Consummation of Agreements; Consents	51
5.5. Regulatory Filings; Exchange of Information	51
5.6. No Solicitation of Other Offers	53
5.7. Financing	53
5.8. Financial Statements	56
5.9. Confirmatory Due Diligence Review	56
5.10. Delivery of Product Line Contracts	56
5.11. Claims	57
5.12. Equity Assignment	57
5.13. Mexico Lease	57
5.14. Puerto Rico Sublease	57
5.15. HDC Line	57
5.16. Covenant with Respect to Employment	61
5.17. Post-Initial Closing Permitting Actions	61
5.18. Training Program	61
ARTICLE VI CONDITIONS TO CLOSING	61

6.1. Conditions to Buyer’s Obligation at the Initial Closing	62
6.2. Conditions to the Company’s Obligations at the Initial Closing	64
6.3. Conditions to Buyer’s Obligation at the Subsequent Closing	66
6.4. Conditions to the Company’s Obligations at the Subsequent Closing	67
ARTICLE VII TERMINATION	68
7.1. Termination	68
7.2. Effect of Termination	69
7.3. Break Fee	70
ARTICLE VIII INDEMNIFICATION AND RELATED MATTERS	70
8.1. Survival; Risk Allocation	70
8.2. Indemnification	71
ARTICLE IX ADDITIONAL AGREEMENTS	76
9.1. Tax Matters	76
9.2. Further Assurances	77
9.3. Expenses	77
9.4. Non-Competition, Non-Solicitation and Confidentiality	77
9.5. Mutual Benefit	80
9.6. Financial Information	80
9.7. Employees and Related Matters	80
9.8. Bulk Sales Laws	86
9.9. Payments	86
9.10. Trademarks; Tradenames	86
9.11. Pro-Rated Payments	86
ARTICLE X MISCELLANEOUS	87
10.1. Amendment	87
10.2. Waiver	87
10.3. Notices	87
10.4. Binding Agreement; Assignment	88
10.5. Severability	88
10.6. Construction	89
10.7. Captions	89
10.8. Entire Agreement	89
10.9. Counterparts	89
10.10. Specific Performance	89
10.11. Governing Law	90
10.12. Parties in Interest	90
10.13. CONSENT TO JURISDICTION	90
10.14. Dispute Resolution	90
10.15. Delivery by Facsimile	92

INDEX OF EXHIBITS

Exhibit A	Reserved
Exhibit B-1	Form of Local Transfer Documents (to be provided)
Exhibit B-2	Form of Equity Assignment (to be provided)
Exhibit C	Reserved
Exhibit D-1	Form of Trademark Assignment
Exhibit D-2	Form of Patent Assignment
Exhibit E	Form of License Agreement
Exhibit F	Form of Supply Agreement
Exhibit G	Form of Contract Manufacturing Agreement
Exhibit H-1	Form of Transition Services Agreement
Exhibit H-2	Form of Transition Services Agreement
Exhibit I	Form of Distribution Agreement
Exhibit J	Form of Lease Agreement for Fajardo, Puerto Rico Facility
Exhibit K	Form of Guaranty of Buyer of Lease Obligations
INDEX OF SCHEDULES

Schedule 1.1(a)	Buyer Knowledge Parties
Schedule 1.1(b)	Company Knowledge Parties
Schedule 1.1(c)	Material Contracts
Schedule 1.1(d)	Liens
Schedule 1.1(e)	Products
Schedule 1.1(f)	Transaction Documents
Schedule 1.1(g)	Agreed EBITDA Principles
Schedule 2.1(b)(vi)	Excluded Contracts
Schedule 2.1(b)(xviii)	Excluded Assets
Schedule 2.4(a)	Allocation Schedule
Schedule 3.4(b)	Inventory
Schedule 3.5	Subsidiaries
Schedule 3.6	Absence of Conflicts
Schedule 3.7	Financials
Schedule 3.8	Absence of Undisclosed Liabilities
Schedule 3.9	Absence of Certain Developments
Schedule 3.10(a)	Owned Facilities
Schedule 3.10(b)	Leased Facilities
Schedule 3.10(c)	Location of Purchased Assets
Schedule 3.10(d)	Title to Purchased Assets
Schedule 3.10(e)	Condition of Purchased Assets
Schedule 3.11	Taxes

Schedule 3.12(a)	Contracts and Commitments
Schedule 3.12(b)	Exceptions
Schedule 3.12(c)	Names
Schedule 3.13(a)	Company Intellectual Property Assets
Schedule 3.13(b)	Intellectual Property Information
Schedule 3.14	Litigation; Proceedings
Schedule 3.16(a)	Permits
Schedule 3.17(a)	Employee Contracts
Schedule 3.17(b)	Employee Matters
Schedule 3.18(a)	Subject Employee Programs
Schedule 3.18(d)	Subject Employee Program Information
Schedule 3.19	Insurance
Schedule 3.20(a)	Customers
Schedule 3.20(b)	Suppliers
Schedule 3.21	Affiliate Transactions
Schedule 3.22	Compliance with Law
Schedule 3.23	Environmental Matters
Schedule 3.24	Powers of Attorney
Schedule 3.25	Product Warranties
Schedule 3.26	Import/Export Compliance
Schedule 5.1(a)	Conduct of Business Prior to Initial Closing
Schedule 5.1(b)	Conduct of Business Prior to Subsequent Closing
Schedule 5.9	Confirmatory Due Diligence Items
Schedule 5.15(a)(i)	Performance Standards
Schedule 5.15(a)(ii)	Media Acceptance Criteria
Schedule 5.15(a)(iii)	Estimate
Schedule 5.16	Employment
Schedule 6.1(h)	Required Material Contracts
Schedule 6.1(w)(i)	Enterprise Solution Systems
Schedule 6.1(w)(ii)	Schedule of Training Criteria
Schedule 6.3(k)	Pricing
Schedule 9.7(a)(i)	Jurisdictions
Schedule 9.7(a)(v)(B)	Severance and Retention Plans

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of April 28, 2012, by and between Pall Corporation, a New York corporation (the “Company”), and Haemonetics Corporation, a Massachusetts corporation (“Buyer”). The Company and its Affiliates and Buyer and its Affiliates are collectively referred to herein as the “Parties” and each individually as a “Party.” Capitalized terms used in this Agreement without definition shall have the meaning given to such terms in Article I hereof.
WHEREAS, the Company is engaged in the business of researching, designing, developing, manufacturing, implementing, marketing, distributing, selling, servicing and/or otherwise commercially exploiting blood collection, filtration and processing applications;
WHEREAS, Buyer has for many years been engaged in researching, designing, developing, manufacturing, implementing, marketing, distributing, selling, servicing and/or otherwise commercially exploiting automated filtration devices used in various apheresis blood collection and processing applications; and
WHEREAS, Buyer desires to acquire from the Company, and the Company desires to sell to Buyer, substantially all of the assets of the Product Lines (as defined below), together with the goodwill of the Product Lines represented thereby. The purchase and sale of the Purchased Assets (as defined below) will be accomplished by direct purchase, sale and conveyance of the assets specified herein upon the terms and conditions set forth below.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS
1.1.    Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:
“Adjusted EBITDA” means the EBITDA of the Product Lines for the year ended July 31, 2011, as set forth in the Audited Financial Statements and adjusted to conform to the Agreed EBITDA Principles.
“Adjustment Multiplier” means 6.8.
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
“Agreed EBITDA Principles” means the principles for calculating Adjusted EBITDA of the Product Lines as set forth on Schedule 1.1(g).

“Antitrust Authority” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.
“Antitrust Laws” means any Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, including, but not limited to, the HSR Act.
“Ascoli Facility” means the manufacturing plant located in Ascoli, Italy used to support the Product Lines.
“Base EBITDA” means an amount equal to $66,254,000.
“Base Purchase Price” means an amount in cash equal to $536,143,161.
“BICO Line” means that certain portion of the Company’s blood filter Media business referred to as the BICO Line and primarily located at the Puerto Rico Facility as of the date hereof.
“BICO Process” means the process producing a melt blown nonwoven web for use as a blood leukoreduction medium using a bi component resin process.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in Boston, Massachusetts or New York, New York or the location where the applicable obligation is to be performed.
“Buyer Disclosure Schedule” means the Schedules delivered by Buyer on or prior to the date hereof.
“Buyer Group” means Buyer and each of the Affiliates of Buyer that acquires any of the Purchased Assets or assumes any of the Assumed Liabilities in accordance with Section 10.4.
“CE Mark” means the CE marking of conformity as described in Article 17 of Directive 93/42/EEC of The Council of European Communities dated June 14, 1993 concerning medical devices.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any rules or regulations promulgated thereunder.
“Code” means the Internal Revenue Code of 1986, as amended, and any rules or regulations promulgated thereunder.
“Company Disclosure Schedule” means Schedule 1.1(c) and the schedules referenced in Article III of this Agreement prior to the date hereof.
“Company Group” means the Company and each of the Affiliates of the Company.
“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of October 7, 2011, by and between Buyer and the Company, as amended.
“Contract” means any contract, license, sublicense, mortgage, purchase order, indenture, loan agreement, lease, sublease, agreement or instrument or any binding commitment to enter into any of the foregoing (in each case, whether written or oral) to which the Company or any of its Affiliates is a party or by which any of their respective assets are bound.
“Covina Facility” means collectively the manufacturing plant and warehouse located in Covina, California used to support the Product Lines.
“Designated Employees” means those certain Product Line Employees set forth on a list as mutually agreed to by Buyer and the Company prior to the Initial Closing.
“EBITDA” for any period of determination means operating profit (on a basis consistent with the Financial Statements) before depreciation, amortization and, if included in the determination of operating profit, non-cash restructuring charges of the Product Lines.
“Environmental Liabilities” means any and all Liabilities arising in connection with or in any way relating to the operation or any site of operation of the Product Lines that (i) arise under the Environmental Requirements, and (ii) arise from actions occurring or conditions existing on or prior to the Initial Closing (or, with respect to the HDC Line, on or prior to the Subsequent Closing), including any continuing effects of such actions or conditions after the Initial Closing (or, with respect to the HDC Line, after to the Subsequent Closing).
“Environmental Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of Law, all judicial and administrative orders and determinations, all contractual obligations with Governmental Entities and all common law, in each case concerning pollution or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any Hazardous Substance.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any rules or regulations promulgated thereunder.
“Excluded Taxes” means all Taxes arising out of, relating to or in respect of the Product Lines or the Purchased Assets for any Pre-Closing Tax Period other than Transfer Taxes or VAT arising as a result of entering into this Agreement.
“Financing Sources” means the lenders described in the Commitment Letter, or the lenders described in any commitment letter in respect of any Alternate Financing, as appropriate.
“Force Majeure Event” means as to a Party, acts of God, acts of war or terrorism, civil war, natural disasters, fires, national strikes (but excluding strikes or internal disputes held by the employees of a Party), lock-outs, insurrection or riots, embargoes, impossibility of obtaining transportation, impossibility of obtaining raw materials, or other similar actions or events beyond such Party’s reasonable control and without the fault or negligence of such Party.
“Fundamental Representations and Warranties” means the representations and warranties of the

Company set forth in Section 3.2 (Organization; Corporate Power), Section 3.3 (Authorization of Transactions), the second sentence of Section 3.10(b) (Title to Properties), Section 3.10(d) (Title to Properties), Section 3.11 (Taxes), Section 3.15 (Brokerage) and Section 3.23 (Environmental Matters).
“GAAP” means United States generally accepted accounting principles, consistently applied throughout the periods involved.
“Governmental Entity” means any of the following: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
“Hazardous Substance” means any toxic substance, hazardous substance, hazardous material (including building materials), hazardous waste, pollutant, contaminant, petroleum product or byproduct, asbestos, asbestos-containing material, radioactive materials, or polychlorinated biphenyls as those terms are defined under applicable Environmental Requirements.
“HDC Line” means the portion of the Company’s Media business referred to as the HDC Line and located at the Pensacola Facility as of the date hereof or at the Puerto Rico Facility, as the context requires.
“HDC Process” means the process producing a melt blown nonwoven web for use as a blood leukoreduction medium.
“Holdback Amount” means an amount in cash equal to $4,500,000.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise, (iv) any obligation for the reimbursement of any obligor on any letter of credit, (v) any Liabilities under leases recorded for accounting purposes by the applicable Person as capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (vi) any indebtedness secured by a Lien on a Person’s assets, (vii) any off-balance sheet financing of a Person (but excluding all leases recorded for accounting purposes by the applicable Person as operating leases), (viii) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing obligations, (ix) any obligations of a type referred to in clauses (i) through (viii) above that are guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse), and (x) all obligations of the type referred to in clauses (i) through (ix) above of other Persons secured by any Lien on any property or asset of such Person.
“Initial Closing Purchase Price” means (a) the Base Purchase Price plus (b) the Purchase Price Upward Adjustment (if any), minus (c) the Purchase Price Downward Adjustment (if any), plus (d) the difference between the Estimated Inventory and the Target Inventory expressed as (i) a positive number if the Estimated Inventory exceeds the Target Inventory and (ii) a negative number if the Estimated Inventory is less than the

Target Inventory.
“Knowledge of Buyer” means the actual knowledge of the individuals set forth on Schedule 1.1(a), after due inquiry of each person who directly reports to such individual in the ordinary course of his or her duties at Buyer.
“Knowledge of the Company” means the actual knowledge of the individuals set forth on Schedule 1.1(b), after due inquiry of: (a) each person who directly reports to such individual in the ordinary course of his or her duties at the Company, (b) each person who is the most senior employee with day-to-day supervision over the Company’s main facilities located at Covina, California, Ascoli, Italy, Tijuana, Mexico and Fajardo, Puerto Rico, and (c) each person who is responsible for the human resources functions, manufacturing and quality functions, environmental health and safety functions and operations functions for each of the Company’s main facilities identified in clause (b).
“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, rule, regulation, ordinance, code, binding case law or principle of common law.
“Letter of Intent” means that certain letter agreement, dated January 6, 2012, between Buyer and the Company, as amended.
“Liability” means any liability, debt, obligation, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.
“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing and any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute, in each case, to which a Purchased Asset is subject.
“Material Adverse Effect” means a material adverse effect on (a) the business, operations, assets or Liabilities (including contingent Liabilities), results of operations or the condition (financial or otherwise) of the Product Lines, (b) the ability of the Company to consummate the transactions contemplated hereby or to perform its obligations under any of the Transaction Documents, or (c) the ability of Buyer to operate or conduct the Product Lines in the manner in which they are currently operated or conducted by the Company; provided, however, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: any event, change, circumstance, effect or other matter resulting from or related to (i) any outbreak or escalation of war or major hostilities or any act of terrorism, (ii) changes or developments in Law, GAAP or enforcement or interpretation thereof, (iii) effects or changes that are generally applicable to the industries and markets in which the Product Lines are used, provided that such effects or changes do not affect the Product Lines in a materially disproportionate manner as compared to other participants in such industries or markets, (iv) changes in financial markets, general economic conditions (including prevailing interest rates, exchange rates, commodity prices and fuel costs) or political conditions, provided that such changes do not affect the Product Lines in a materially disproportionate manner as compared to other participants in the financial markets, (v) any failure, in and of itself, of the Product Lines to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect), or (vi) any action taken or failed to be taken at the written request of, or consented to in writing by, Buyer, (vii) the execution or delivery of any of the Transaction Documents, the consummation of the transactions contemplated by any of the Transaction Documents or the public announcement or other publicity, leak or rumor with respect to any of the foregoing, including without limitation, any actions of competitors.
“Material Contracts” means all of the following Product Line Contracts (including certain Shared Contracts), each of which is listed on Schedule 1.1(c) and subject to changes in such Material Contracts permitted under Section 5.1:

1.
any Contract under which a member of the Company Group is lessee of, or holds or operates, any real property owned by any other party or under which it is lessor of or permits any third party to hold or operate any real property owned or controlled by it and which required to Company to spend or for which the Company received more than $50,000 in the Company’s fiscal year ended July 31, 2011 or in the current fiscal year;

2.
any Contract with any customer for the sale of any Products, which customer has purchased greater than (i) $500,000 of Products in the Company’s fiscal year ended July 31, 2011 or (ii) $250,000 of Products in the six-month period ended January 31, 2012;

3.
any Contract, for the purchase of supplies, molds, equipment, components, products or other personal property or for the receipt of services where the required payment thereunder was greater than (i) $250,000 in the Company’s fiscal year ended July 31, 2011 or (ii) $125,000 in the six-month period ended January 31, 2012; and

4.
any Contract (other than those covered by clauses 1, 2, or 3) where the payment thereunder was greater than (i) $100,000 in the Company’s fiscal year ended July 31, 2011 or (ii) $50,000 in the six-month period ended January 31, 2012.

It being understood that, notwithstanding anything to the contrary set forth herein, Contracts with Eligible Employees shall not constitute Material Contracts.
“Media” means melt blown nonwoven web material produced through the HDC Process or the BICO Process currently used in the leukoreduction of blood. Media may be either HDC Process Media or BICO Process Media. For avoidance of doubt, the term “Media” does not include the tubing, bags, microporous membranes, or vents that are included in the blood set systems used in the Product Lines.
“Mexico Subsidiary” means Pall Mexico Manufacturing, S. de R.L. de C.V.
“Pensacola Facility” means the manufacturing plant located in Pensacola, Florida presently used, inter alia, to produce the HDC Process Media.
“Permitted Liens” means (i) Liens for Taxes or other governmental charges, assessments or levies that are not delinquent, (ii) landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business that do not materially detract from the value of the property encumbered thereby, (iii) minor imperfections of title, conditions, easements and reservations of rights, including easements and reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, encroachments, covenants and restrictions, (iv) Liens arising under workers compensation, unemployment insurance, social security, retirement or similar legislation and (v) Liens set forth on Schedule 1.1(d). Notwithstanding the foregoing, any Lien for Indebtedness as of a Closing will not be a Permitted Lien.
“Person” means any individual, partnership, limited liability company, corporation, cooperative, association, joint stock company, trust, joint venture, unincorporated organization or Governmental Entity.
“Post-Closing Tax Period” means any taxable period beginning after a Closing and the portion of any Straddle Period beginning after a Closing.
“Pre-Closing Tax Period” means any taxable period ending on or before a Closing and the portion of any Straddle Period ending on a Closing.
“Products” means those products that are currently developed, manufactured, sold, distributed and/or otherwise made commercially available by the Company in the Product Lines, each of which is listed on Schedule 1.1(e) or which are Media, and the services made commercially available by the Company in the Product Lines.
“Product Line Contracts” means all Contracts which are currently used to carry on the activities of the Product Lines, including those portions of the Shared Contracts to the extent that they are currently used to carry on the activities of the Product Lines.
“Product Lines” means the researching, designing, developing, manufacturing, implementing, marketing, distributing, selling, servicing and/or otherwise commercially exploiting blood leukoreduction, blood filtration, and blood processing products and services, including systems for whole blood collection and processing of blood transfusion components (e.g. red cells, platelets, plasma and platelet rich plasma), Media, the storage and reinfusion of leukoreduced blood components and platelet pooling and further including, without limitation, blood collection, filtration, processing, storage and re-infusion products, including, without limitation, products for retail sales (whole blood collection and component preparation and storage; Acrodose platelet pooling; eBDS product platform; transfusion filters, transfer packs, pooling bags; Data-5 software; and related services and consulting), original equipment manufacturer sales for manual and automated collections and component processing and leukoreduction filters, and distribution of the Hemoflow product, but excluding product uses related to or consisting of (i) cord blood and birth tissue applications, (ii) the collection and/or processing of biological fluids and/or tissues for cell therapy (i.e. the further concentration of stem cells, progenitor cells, and/or pluripotent cells), (iii) autologous non-manipulated cell applications for therapeutic use, (iv) allogeneic Minimally Manipulated (as defined by FDA) cell applications for therapeutic use, (v) cardiovascular pumps (including Pre-Bypass Plus and Cardioplegia Plus) and masks, (vi) plasma fractionation (provided, however, that the concentration of specific proteins, glycoproteins and hormones at the point of collection is not plasma fractionation), and (vii) the biopharm market.
“Puerto Rico Facility” means the manufacturing plant located in Fajardo, Puerto Rico used to support the Product Lines.
“Purchase Price Downward Adjustment” means:

(a)    if the difference between the Base EBITDA minus the Agreed Adjusted EBITDA is greater than zero, then the Purchase Price Downward Adjustment shall equal an amount in cash equal to the product of:
(i)    (A) the Base EBITDA minus (B) the Agreed Adjusted EBITDA,
multiplied by:
(ii)    the Adjustment Multiplier; provided, however, in no event shall the Purchase Price Downward Adjustment be greater than $22,526,360; and

(b)    if the difference between the Base EBITDA minus the Agreed Adjusted EBITDA is a negative number or zero, then the Purchase Price Downward Adjustment shall equal zero.
“Purchase Price Upward Adjustment” means:
(a)    if the difference between the Agreed Adjusted EBITDA minus the Base EBITDA is greater than zero, then the Purchase Price Upward Adjustment shall equal an amount in cash equal to the product of:
(i)    (A) the Agreed Adjusted EBITDA minus (B) the Base EBITDA,
multiplied by:
(ii)    the Adjustment Multiplier; provided, however, in no event shall the Purchase Price Upward Adjustment be greater than $22,526,360; and
(a)    if the difference between the Agreed Adjusted EBITDA minus the Base EBITDA is a negative number or zero, then the Purchase Price Upward Adjustment shall equal zero.
“Release” shall have the meaning set forth in CERCLA.
“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers or financial advisors, other advisors, agents and other representatives.
“Required Closing Financial Statements” means the Adjusted Audited Financial Statements and the Nine-Month Financial Statements.
“Schedule” means the Company Disclosure Schedule, the Buyer Disclosure Schedule or the other Schedules to this Agreement, as the context requires.
“SEC” means the U.S. Securities and Exchange Commission.
“SEC Letters” means that certain letter dated January 31, 2012 from the Company to Craig Olinger, Deputy Chief Accountant of the SEC’s Division of Corporation Finance and that certain letter dated February 8, 2012 from Leslie A. Overton, Associate Chief Accountant of the SEC’s Division of Corporation Finance

to the Company.
“Shared Contracts” means all Contracts relating in part, but not exclusively, to the Product Lines.
“Straddle Period” means any taxable period that includes (but does not end on) a Closing Date.
“Subsequent Closing Purchase Price” means an amount in cash equal to $10,500,000.
“Subsidiary” means, with respect to any Person, any other Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first Person.
“Target Inventory” means the amount of inventory reflected in the Audited Financial Statements, excluding inventory related to the HDC Line.
“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.
“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any Laws, regulations or administrative requirements relating to any Taxes.
“Terms and Conditions of Employment” shall mean the rights of Transferred Employees, the employment of whom transfers automatically to the Employer by operation of applicable Law, according to their individual terms and conditions of employment and the Company’s employment policies, pursuant to applicable Law, and, where applicable, under individual and collective agreements, including (i) any collective bargaining, company or shop agreements, (ii) any arrangements based on works customs and unilateral undertakings and (iii) any individual employment agreements or arrangements, in each case with respect to an employing party, if and to the extent they provide to a Transferred Employee direct and enforceable causes of action under applicable Law against that party.
“Title Commitment” means the Commitment for Title Insurance for the Covina Facility issued by the Title Company and dated February 3, 2012, File No. 09511322, as amended.
“Title Company” means Commonwealth Land Title Insurance Company.
“Title Pro Forma” means that certain Pro Forma ALTA Extended Owner’s Policy of Title Insurance issued by the Title Company, Policy No. 09511322-1-E, with all endorsements attached thereto.
“Total Purchase Price” means an amount equal to the Initial Closing Purchase Price plus the Subsequent Closing Purchase Price.

“Transaction Documents” means this Agreement and the other agreements contemplated hereby to which the Company or Buyer or any of their respective Subsidiaries is a party, each of which is listed on Schedule 1.1(f), together with such other agreements that the Parties may mutually agree after the date of this Agreement to be added to Schedule 1.1(f).
“WARN Act” means the Worker Adjustment and Retraining Notification Act and any similar Law of any jurisdiction in the United States of America.
1.2.    Other Definitions. Each of the following defined terms has the meaning given such term in the Section set forth opposite such defined term:

Defined Term	Section Reference
Acceptance Test	5.15(d)(i)
Accounting Firm	2.7(c)
Additional Acceptance Test	5.15(d)(iii)
Adjusted Audited Financial Statements	2.8(a)
Adjusted Initial Closing Purchase Price	2.8(b)(i)
Agreed Adjusted EBITDA	2.8(d)
Agreement	Preamble
Allocation Schedule	2.4(a)
Alternate Financing	5.7(f)
Amendment to Lease Agreement	6.3(i)
Applicable Environmental Requirements	3.23(a)
Applicable Limitation Date	8.1(a)
Arbitrable Dispute	10.14
Arbitrators	10.14(b)
Assignable Shared Contracts	2.11(a)
Assumed Liabilities	2.2(a)
Audited Financial Statements	5.8
Available Financing	5.7(b)
Basket	8.2(c)(ii)
Break Fee	7.3
Buyer	Preamble
Buyer Initial Closing Representations and Warranties	6.2(a)
Buyer Parties	8.2(a)
Buyer Subsequent Closing Representations and Warranties	6.4(a)
Cap	8.2(c)(ii)
Closing	2.5(c)
Closing Dates	2.5(c)
Closing Inventory	2.7(a)
Closing Inventory Statement	2.7(a)
Commitment Letter	4.4
Company	Preamble
Company Copyrights	3.13(a)
Company Expenses	5.7(b)
Company FSA Plan	9.7(e)

Company Initial Closing Representations and Warranties	3.1(b)
Company Intellectual Property Assets	3.13(c)(i)
Company Marks	3.13(a)
Company Parties	8.2(b)
Company Patents	3.13(a)
Company Signing Representations and Warranties	3.1(d)
Company Subsequent Closing Representations and Warranties	3.1(e)
Company Trade Secrets	3.13(b)(x)
Competing Transaction	5.6(a)
Confidential Information	9.4(c)
Confirmatory Acceptance Test	5.15(f)
Confirmatory Due Diligence Category	5.9
Confirmatory Due Diligence Review Period	5.9
Confirmatory Due Diligence Termination Event	5.9
Contract Manufacturing Agreement	6.1(n)
Copyrights	3.13(c)(ii)
Costs and Fees	10.14(c)(i)
Definitive Agreements	5.7(a)
Delayed Delivery Contracts	5.1
Delayed Delivery Period	5.1
Design Consulting Period	5.15(b)(ii)(B)
Design Objection Notice	5.15(b)(ii)(B)
Design Specifications	5.15(b)(ii)
Disclosing Party	9.4(c)
Disclosure Item	5.9
Distribution Agreement	6.1(p)
EBITDA Dispute Notice	2.8(a)
EBITDA Review Period	2.8(a)
Effectively Transferred	2.10©
Eligible Employee	9.7(a)(i)
Employee Program	3.18(f)(i)
Employer	9.7(a)(i)
Employer 401(k) Plan	9.7(d)
Employer FSA Plan	9.7(e)
Employer PR Plan	9.7(d)
Employer US 401(k) Plan	9.7(d)
Environmental Permits	3.23(b)
Equity Assignment	2.9(a)
ERISA Affiliate	3.18(f)(iii)
Estimate	5.15(a)
Estimated Adjusted EBITDA	2.8(b)(i)
Estimated Inventory	2.6
Estimated Inventory Statement	2.6
Excluded Assets	2.1(b)
Excluded Liabilities	2.2(b)
Facilities	3.10(b)

FDA	2.1(a)(xi)
FDCA	3.16(b)
Financial Statements	3.7(a)
Financing	4.4
HDC Line Delivery	5.15(d)(iv)
HDC Expense Cap	5.15(a)
HDC Project	5.15(a)
Indemnified Party	8.2(d)
Indemnifying Party	8.2(d)
Initial Closing	2.5(a)
Initial Closing Date	2.5(a)
Initial Closing Purchased Assets	2.1(a)(i)
Initial Closing Purchased Contracts	2.1(a)(i)(E)
Insiders	3.21
Intellectual Property Assets	3.13(c)(ii)
Inventory Dispute Notice	2.7(a)
Inventory Item of Dispute	2.7(a)
Item of Dispute	2.8(a)
Know-How and Trade Secrets	3.13(c)(ii)
Lease Agreement	6.1(r)
Leased Facilities	3.10(b)
Leave Employee	9.7(a)(ii)
Leave Return Date	9.7(a)(ii)
License Agreement	6.1(l)
Licenses In	3.13(a)
Licenses Out	3.13(a)
Local Transfer Documents	2.9(a)
Loss	8.2(a)
Losses	8.2(a)
maintains	3.18(f)(ii)
Marks	3.13(c)(ii)
Media Acceptance Criteria	5.15(a)
Multiemployer Plan	3.18(f)(iv)
New HDC Line	5.15(a)
Nine-Month Financial Statements	5.8
Non-Assignable Shared Contracts	2.11(a)
Non-Compete Period	9.4(a)
Non-Solicitation Exclusions	9.4(b)(ii)
Non-Transferred Employees	9.7(a)(i)
Notice Period	5.3(b)
Notified Party	5.3(b)
Original Initial Closing Purchase Price	2.8(b)(i)
Owned Facilities	3.10(a)
Owned Intellectual Property Assets	3.13(c)(i)
Pall Marks	2.1(b)(ix)
Pall PR Plan	9.7(d)

Pall US Plan	9.7(d)
Parties	Preamble
Party	Preamble
Patents	3.13(c)(ii)
Performance Standards	5.15(a)
Permits	3.16(a)
Pre-Closing Notice of Objection	2.6
Product Line Employees	3.17(a)
Protected Party	9.4(b)(i)
PR Transferred Employees	9.7(d)
Purchased Assets	2.1(a)(ii)
Purchased Contracts	2.1(a)(i)(E)
Qualifying Employment Offer	9.7(a)(i)
Quotas	3.2(b)
Receiving Party	9.4(c)
Registered Intellectual Property Assets	3.13(b)(ii)
Remedial Action	8.2(i)(i)
Replication Standards	5.15(a)
Required Financial Information	5.7(b)
Required Material Contracts	6.1(h)
Restricted Business	9.4(a)
Restricted Party	9.4(b)(i)
Schedule Update	5.3(b)
Schedule Update Termination Event	5.3(b)
Services Agreement	6.3(k)
Social Security Act	3.16(d)
Subject Employee Programs	3.18(a)
Subsequent Closing	2.5(c)
Subsequent Closing Date	2.5(c)
Subsequent Closing Purchased Assets	2.1(a)(ii)
Subsequent Closing Purchased Contracts	2.1(a)(ii)(E)
Supplemental Notice	5.9
Supply Agreement	6.1(m)
TFR	9.7(a)(vii)
TFR Liability Dispute Notice	9.7(a)(vii)
TFR Liability Statement	9.7(a)(vii)
Third Party Consent	2.10(a)
Third Party IP Assets	3.13(b)(iv)
Transfer Documents	2.9(a)
Transfer Taxes	9.1(a)
Transferred Employees	9.7(a)(i)
Transition Services Agreements	6.1(o)
US Plan	9.7(d)
U.S. Transferred Employees	9.7(d)
Updating Party	5.3(b)
VAT	9.1(b)(i)

ARTICLE II

PURCHASE AND SALE OF ASSETS
2.1.    Purchase of Assets.
(a)    Purchased Assets.
(i)    On the terms and subject to the conditions contained in this Agreement, at the Initial Closing, Buyer shall, or shall cause its Affiliates to, purchase, and the Company shall, or shall cause its Affiliates to, sell, convey, assign, transfer and deliver to Buyer, free and clear of any Liens (except for any Permitted Liens) by appropriate instruments of conveyance reasonably satisfactory to Buyer, all assets, properties, rights, titles and interests of every kind or nature owned, leased, licensed or otherwise held by the Company Group as of the Initial Closing, and used in or otherwise necessary to operate (consistent with the past practice of the Company Group) the Product Lines, whether tangible, intangible, real or personal and wherever located, including, without limitation, all of the following assets, but excluding the Subsequent Closing Purchased Assets and all Excluded Assets (the “Initial Closing Purchased Assets”):
(A)    the goodwill of the Company Group relating to the Product Lines, other than goodwill associated with the corporate name of the Company or any other member of the Company Group;
(B)    all prepayments, prepaid expenses and other current assets relating to the Product Lines (other than cash, cash equivalents and accounts receivable);
(C)    all inventories, work in progress and supplies related to the Product Lines;
(D)    all dies, benches, molds, cabinets, cases, booths, toolings, castings, trays and gauges, machinery and other equipment of the Product Lines, spare parts and supplies, and all related equipment and tangible personal property (together with any additions thereto prior to the Initial Closing);
(E)    subject to Section 2.10 and Section 2.11, all rights of the Company Group existing under all Product Line Contracts as of the Initial Closing (collectively, the “Initial Closing Purchased Contracts”);
(F)    the interests of the Company Group in the manufacturing plants and warehouse facilities located in Ascoli, Italy, Tijuana, Mexico and Covina, California and related assets for wet and dry sets to support the Product Lines;
(G)    all Product Line assets at the Puerto Rico Facility, including without limitation the BICO Line;
(H)    all of the quotas in the Mexico Subsidiary (it being understood and agreed that, by the transfer of the quotas hereunder to Buyer and its Affiliates, Buyer shall acquire all assets of the Mexico Subsidiary existing as of the Initial Closing);
(I)    all assets, if any, of any benefit plan maintained by the Mexico Subsidiary;
(J)    all research and development assets related to the Product Lines that are presently housed in the facilities located in Covina, California and Port Washington, New York;
(K)    all lists and records pertaining to customer accounts (whether past or current), suppliers, distributors, manufacturers and agents of the Product Lines;
(L)    to the extent transferable, all Permits and applications therefor (including, without limitation, all 510k premarket notification submissions, new drug applications, biological license applications, investigational new drug or investigational device exemptions, product registrations, CE Mark applications, orders, approvals or other action by the United States Food and Drug Administration (the “FDA”) and similar regulatory bodies, and all similar regulatory permits, licenses, franchises, and other orders, authorizations and approvals, and all clinical data);
(M)    all insurance, warranty and condemnation net proceeds received after the date of this Agreement with respect to damage, non‑conformance of or loss to the Initial Closing Purchased Assets, except to the extent such proceeds are used to replace a Initial Closing Purchased Asset;
(N)    except to the extent they relate to Excluded Assets or Excluded Liabilities, all books, records (including accounting and employee records), ledgers, files, documents, correspondence, lists, studies, reports, promotional and marketing materials, all quality manuals and other documentation necessary to demonstrate compliance of the Products with all applicable good manufacturing requirements, and other printed or written materials related to the Product Lines;
(O)    all Company Intellectual Property Assets (including, without limitation, (1) claims against third parties of infringement of the Company Intellectual Property Assets and misappropriation of the Company Intellectual Property Assets and (2) Know-How and Trade Secrets for the HDC Process), except for any Intellectual Property Assets used or held for use in the Product Lines (including the HDC Line) that are to be licensed to Buyer after the Initial Closing pursuant to the License Agreement (including the procurement and processing of monomers at the Company’s Hauppauge, New York facility);
(P)    all rights of the Company Group under any confidentiality, non-competition, assignment of invention or similar agreements related to the Product Lines or any of the Company Intellectual Property Assets included in the Initial Closing Purchased Assets; and
(Q)    all claims, deposits, prepayments, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set‑off and rights of recoupment of every kind and nature related to the assets described in Sections 2.1(a)(i)(A) ‑ (P), inclusive, except for any of the foregoing to the extent they relate to Excluded Assets or Excluded Liabilities.

(ii)    On the terms and subject to the conditions contained in this Agreement, at the Subsequent Closing, Buyer shall, or shall cause its Affiliates to, purchase, and the Company shall, or shall cause its Affiliates to, sell, convey, assign, transfer and deliver to Buyer, free and clear of any Liens (except for any Permitted Liens) by appropriate instruments of conveyance reasonably satisfactory to Buyer, all assets, properties, rights, titles and interests of every kind or nature owned, leased, licensed or otherwise held by the Company Group as of the Subsequent Closing, and used in or otherwise necessary to operate (consistent with the past practice of the Company Group) the HDC Line, whether tangible, intangible, real or personal and wherever located, including, without limitation, all of the following assets, but excluding all Excluded Assets (the “Subsequent Closing Purchased Assets” and, together with the Initial Closing Purchased Assets, the “Purchased Assets”):
(A)    the goodwill of the Company Group relating to the HDC Line, other than goodwill associated with the corporate name of the Company or any other member of the Company Group;
(B)    all prepayments, prepaid expenses and other current assets relating to the HDC Line (other than cash, cash equivalents and accounts receivable);
(C)    other than raw materials, all finished goods and work in progress inventories related to the HDC Line;
(D)    all dies, benches, molds, cabinets, cases, booths, toolings, castings, trays and gauges, machinery and other equipment of the HDC Line, spare parts and supplies, and all related equipment and tangible personal property;
(E)    all rights of the Company Group existing under all Product Line Contracts related to the HDC Line as of the Subsequent Closing (collectively, the “Subsequent Closing Purchased Contracts” and, together with the Initial Closing Purchase Contracts, the “Purchased Contracts”);
(F)    all lists and records pertaining to suppliers and manufacturers of the HDC Line;
(G)    except to the extent they relate to Excluded Assets or Excluded Liabilities, all books, records (including accounting and employee records), ledgers, files, documents, correspondence, lists, studies, reports, promotional and marketing materials, all quality manuals and other documentation necessary to demonstrate compliance of the Products relating to the HDC Line with all applicable good manufacturing requirements, and other printed or written materials related to the HDC Line;
(H)    all rights of the Company Group under any confidentiality, non-competition, assignment of invention or similar agreements related to the HDC Line or any of the Company Intellectual Property Assets included in the Subsequent Closing Purchased Assets;
(I)    all warranties, guaranties or similar rights related to the assets under Section 2.1(a)(ii)(D); and
(J)    all claims, deposits, prepayments, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set‑off and rights of recoupment of every kind and nature related to the assets described in Sections 2.1(a)(ii)(A) ‑ (I), inclusive, except for any of the foregoing to the extent they relate to Excluded Assets or Excluded Liabilities.
(b)    Excluded Assets. Notwithstanding the foregoing, the following assets are expressly excluded from the purchase and sale contemplated hereby (the “Excluded Assets”) and, as such, are not included in the assets to be conveyed hereby:
(i)    the Company’s rights under or pursuant to this Agreement and the other Transaction Documents;
(ii)    all assets, rights, titles and interests exclusively used in or intended to be exclusively used by the Company in researching, designing, developing, manufacturing, implementing, marketing, distributing, selling and servicing (A) cord blood and birth tissue applications, (B) the collection and/or processing of biological fluids and/or tissues for cell therapy (i.e. the further concentration of stem cells, progenitor cells, and/or pluripotent cells), (C) autologous non-manipulated cell applications for therapeutic use, (D) allogeneic Minimally Manipulated (as defined by the FDA) cell applications for therapeutic use, (E) cardiovascular pumps (including Pre-Bypass Plus and Cardioplegia Plus) and masks, (F) plasma fractionation (provided, however, that the concentration of specific proteins, glycoproteins and hormones at the point of collection is not plasma fractionation), and (G) the biopharm market;
(iii)    subject to Buyer’s rights under Section 2.11, all Contracts not otherwise a Purchased Contract;
(iv)    all billed and unbilled accounts receivable of the Product Lines and all correspondence with respect thereto, including, without limitation, all trade accounts receivable, notes receivable from customers and all other obligations from customers with respect to sales of goods or services, whether or not evidenced by a note;
(v)    the Company Group’s (other than the Mexico Subsidiary) general ledgers, accounting records, minute books, statutory books and corporate seal;
(vi)    all rights existing under (A) each customer Contract to the extent relating to any action, suit, proceeding, order, judgment, decree or investigation set forth on Schedule 3.14 attached hereto and (B) each Contract set forth on Schedule 2.1(b)(vi);
(vii)    other than the interest of the Company or any of its Subsidiaries in the real property listed in Section 2.1(a)(i)(F), all real property interests in owned, leased or subleased real property, and all fixtures and leasehold improvements related thereto;
(viii)    all cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities, bank accounts, corporate credit cards and other similar cash items of the Company;
(ix)    except as expressly permitted by the Transition Services Agreements, any trade name, trademark, service mark or logo using or incorporating the names “Pall” and “Purecell” or any derivations of either of them, and all goodwill associated with the corporate name of the Company or any other member of the Company Group (the “Pall Marks”);

(x)    except for the outstanding quotas in the Mexico Subsidiary, the shares of the capital stock of any member of the Company Group and all of the Company’s or any other Company Group member’s ownership interest in any Subsidiaries or other Person;
(xi)    all insurance policies, binders and claims and rights thereunder and proceeds thereof, except as expressly set forth in Section 2.1(a)(xii);
(xii)    all rights to refunds, credits or similar benefits relating to Taxes and other governmental charges of whatever nature for periods ending before the Initial Closing;
(xiii)    all Intellectual Property Assets and Company Intellectual Property, subject to the License Agreement;
(xiv)    other than the right to receive the services pursuant to the terms of the Transition Services Agreements, all rights to receive services and benefits of the kind provided to the Product Lines by the Company Group, either directly or indirectly through third-party service providers, prior to the relevant Closing, including (A) computer and information processing services, (B) finance, accounting and payroll services, (C) facilities management services (including environmental, health and safety), (D) treasury services (including banking, insurance, administration, taxation and internal audit), (E) general and administrative services, (F) executive and management services, (G) legal services, (H) human resources services, (I) risk management services, (J) group purchasing services, (K) corporate marketing, strategy and development services, (L) corporate travel and aircraft services, (M) investor relation services and (N) regulatory consulting services;
(xv)    any rights, refunds, claims, credits, causes of action or rights of set-off of the Company and the Company’s Affiliates against third Persons to the extent relating to or arising from the Excluded Assets or Excluded Liabilities;
(xvi)    all export licenses;
(xvii)    all assets, if any, of Company employee benefit plans other than any assets of any benefit plan maintained by the Mexico Subsidiary;
(xviii)    all assets listed on Schedule 2.1(b)(xviii);
(xix)    all assets related to the production, storage, or processing of HDC Process Media at the Pensacola Facility, to the extent such assets represent raw material inventory, are tangible assets which will be replicated at the Puerto Rico Facility pursuant to Section 5.15, or are Contracts or other rights which by their terms expired prior to the Subsequent Closing Date;
(xx)    all rights arising under any Excluded Liability; and
(xxi)    all assets and other rights relating to the Product Lines sold or otherwise transferred or disposed of during the period from the date of this Agreement through and including the Initial Closing, and, through and including the Subsequent Closing with respect to the HDC Line, as the same may be permitted under the provisions of this Agreement.

2.2.    Assumed Liabilities; Excluded Liabilities.
(a)    At the Initial Closing, other than with respect to the Liabilities associated with the Subsequent Closing Purchased Assets (which Buyer will assume and be liable for, and will pay, defend, perform and discharge as and when due and performable, following the Subsequent Closing), Buyer will assume and be liable for, and will pay, defend, perform and discharge as and when due and performable the following specific Liabilities of the Company Group related to the Product Lines, except to the extent that any of the following constitute Excluded Liabilities (collectively, the “Assumed Liabilities”):
(i)    subject to Section 2.10, all Liabilities under each Purchased Contract arising after the applicable Closing (other than Liabilities attributable to any failure by the Company or any of its Subsidiaries to comply with the terms thereof, including, without limitation, any event, condition or circumstance occurring or existing on or prior to the applicable Closing that, with notice, lapse of time or both, would constitute or result in a default or breach by the Company or any of its Subsidiaries of such Contract);
(ii)    all Taxes arising out of, relating to or in respect of the Product Lines or the Purchased Assets for all applicable Post-Closing Tax Periods;
(iii)    all Liabilities relating to any Products manufactured by or on behalf of Buyer or its Affiliates after the applicable Closing (but, for the avoidance of doubt, excluding any Products manufactured by the Company under the Supply Agreement);
(iv)    all Liabilities arising from or relating to the use, ownership, operation, manufacture, distribution, or resale after the applicable Closing of the Purchased Assets;
(v)    except for the matters referred to in Section 5.11, all Liabilities relating to the employment of Transferred Employees arising following the applicable Closing;
(vi)    solely to the extent that the Buyer Group is reimbursed by the Company Group in an equal amount relating thereto, all employment and employee benefits related Liabilities relating to any Transferred Employee that transfers automatically to Buyer or any of its Subsidiaries under applicable Law, including Liabilities under any Product Line Contracts subject to the agreements between the parties in Section 9.7 with respect to Liabilities relating to Transferred Employees; and
(vii)    all Liabilities arising under the WARN Act or any similar state or local “mass layoff” or “plant closing” Laws arising out or relating to actions taken by Buyer or any of its Affiliates after the applicable Closing at the Covina Facility or the Puerto Rico Facility.
The assumption of the Assumed Liabilities by Buyer hereunder shall not enlarge any rights of third parties under Contracts or other arrangements with Buyer or the Company or any of its Subsidiaries, and nothing herein shall prevent any Party from, in good faith, contesting with any third party any of said Liabilities.
Buyer’s obligations under this Section 2.2(a) shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any Transaction Document or any right or alleged right to indemnification hereunder or thereunder; provided that the foregoing shall in no way be interpreted to limit or impair the indemnification or other rights of the

Buyer Group under this Agreement or any Transaction Document.
(b)    Excluded Liabilities. The Company shall retain, and shall be responsible for paying, performing and discharging when due, and Buyer shall not assume or have any responsibility for, any Liabilities of the Company or any of its Subsidiaries as of the applicable Closing other than the Assumed Liabilities (the “Excluded Liabilities”), including, without limitation:
(i)    all trade accounts payable, accrued Liabilities and all other current Liabilities of the Company Group, including, in each case, those relating to the Product Lines;
(ii)    all Excluded Taxes;
(iii)    all Indebtedness;
(iv)    all Liabilities relating to or arising out of the Excluded Assets;
(v)    all Liabilities relating to or arising out of any warranty obligations of the Company Group, product Liability claims, or other claims in respect of (i) products sold or services rendered by the Company Group on or prior to the applicable Closing and (ii) products manufactured by the Company Group and sold after the applicable Closing by the Buyer or any of its Affiliates;
(vi)    all Environmental Liabilities;
(vii)    all Liabilities relating to or arising out of any Employee Program or other employee benefit plan of the Company Group or any ERISA Affiliate thereof, subject to the agreements between the parties in Section 9.7 with respect to Liabilities relating to Transferred Employees; and
(viii)    except to the extent expressly assumed under Section 2.2(a) or as otherwise provided in Section 9.7, all Liabilities of the Mexico Subsidiary existing as of the Initial Closing.
The Company hereby acknowledges and agrees that except for the Assumed Liabilities, Buyer is not assuming or becoming liable for any Liabilities of the Company Group, and the Company Group shall remain exclusively liable for all of the Excluded Liabilities.
The Company’s obligations under this Section 2.2(b) shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any Transaction Document or any right or alleged right to indemnification hereunder or thereunder; provided that the foregoing shall in no way be interpreted to limit or impair the indemnification or other rights of the Company Group under this Agreement or any Transaction Document.
2.3.    Purchase Price.
(a)    On and subject to the terms and conditions set forth in this Agreement, on the Initial Closing Date, Buyer shall (a) pay the Initial Closing Purchase Price, exclusive of the Taxes referenced in Section 9.1(a) and Section 9.1(b), by delivery of cash in the amount of the Initial Closing Purchase Price, payable to the Company by wire transfer of immediately available funds to an account designated by a duly authorized officer of the Company at least five (5) Business Days prior to the Initial Closing Date and (b) assume the Assumed Liabilities.
(b)    At the Initial Closing, the Initial Closing Purchase Price shall be adjusted to reflect the adjustments to the Initial Closing Purchase Price to the extent provided herein.
(c)    On and subject to the terms and conditions set forth in this Agreement, on the Subsequent Closing Date, Buyer shall pay the Subsequent Closing Purchase Price by delivery of cash in the amount of the Subsequent Closing Purchase Price, payable to the Company by wire transfer of immediately available funds to an account designated by a duly authorized officer of the Company at least five (5) Business Days prior to the Subsequent Closing Date.
2.4.    Allocation of Purchase Price.
(a)    The Company, on behalf of the Company Group, and Buyer, on behalf of the Buyer Group, have agreed to allocate the Total Purchase Price and Assumed Liabilities among the Purchased Assets, as set forth on Schedule 2.4(a) (the “Allocation Schedule”). Each of the Company, on behalf of the Company Group, and Buyer, on behalf of the Buyer Group, acknowledges that the Allocation Schedule was prepared at arm’s length based upon a good faith estimate of fair market values of the Purchased Assets and the Assumed Liabilities.
(b)    Each of the Company, Buyer and their respective Affiliates shall prepare and file its Tax Returns (including Internal Revenue Service Form 8594) on a basis consistent with the Allocation Schedule and shall take no position inconsistent with the Allocation Schedule on any Tax Return or in any proceeding before any Taxing Authority or otherwise. In the event that the Allocation Schedule is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Party, and both the Company and Buyer agree to use their commercially reasonable efforts to defend such Allocation in any audit or similar proceeding.
2.5.    Closing Transactions.
(a)    Initial Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement with respect to the Initial Closing Purchased Assets shall take place at the offices of Goodwin Procter LLP, 53 State Street, Boston, MA 02109 (or such other place as may be mutually agreeable to Buyer and the Company), on the third (3rd) Business Day following satisfaction or waiver of the conditions to the obligations of the Parties set forth in Section 6.1 and Section 6.2 (or on such other date as may be mutually agreeable to Buyer and the Company) (the “Initial Closing Date”), and shall be effective as of 12:01 a.m. Boston time (the “Initial Closing”).
(b)    Initial Closing Transactions. Subject to the conditions set forth in this Agreement, the Parties shall consummate the following closing transactions on the Initial Closing Date:
(i)    The Company shall deliver to Buyer the Initial Closing Purchased Assets;
(ii)    Buyer shall deliver to the Company the Initial Closing Purchase Price in exchange for the transfer to Buyer of the Initial Closing Purchased Assets, and Buyer shall assume the Assumed Liabilities related thereto; and

(iii)    The Parties and their respective Affiliates shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Party under Article VI.
(c)    Subsequent Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase of the Subsequent Closing Purchased Assets shall take place at the offices of Goodwin Procter LLP, 53 State Street, Boston, MA 02109 (or such other place as may be mutually agreeable to Buyer and the Company), on the third (3rd) Business Day following satisfaction or waiver of the conditions to the obligations of the Parties set forth in Section 6.3 and Section 6.4 (or on such other date as may be mutually agreeable to Buyer and the Company) (the “Subsequent Closing Date” and together with the Initial Closing, the “Closing Date” or the “Closing Dates”), and shall be effective as of 12:01 a.m. Boston time (the “Subsequent Closing” and together with the Initial Closing, a “Closing” or the “Closings”).
(d)    Subsequent Closing Transactions. Subject to the conditions set forth in this Agreement, the Parties shall consummate the following closing transactions on the Subsequent Closing Date:
(i)    The Company shall deliver to Buyer the Subsequent Closing Purchased Assets;
(ii)    Buyer shall deliver to the Company the Subsequent Closing Purchase Price in exchange for the transfer to Buyer of the Subsequent Closing Purchased Assets, and Buyer shall assume the Assumed Liabilities related thereto; and
(iii)    The Parties and their respective Affiliates shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Party under Article VI.
2.6.    Inventory Estimate. At least ten (10) Business Days prior to the Initial Closing, the Company shall deliver to Buyer a written statement (the “Estimated Inventory Statement”) setting forth the Company’s good faith determination of the estimated inventory balance of the Product Lines as of the Initial Closing (the “Estimated Inventory”). The Estimated Inventory Statement shall be accompanied by all applicable supporting documentation and any additional information reasonably requested by Buyer. The calculation of the items set forth in the Estimated Inventory Statement shall be prepared in accordance with GAAP. Within five (5) Business Days after receipt of the Estimated Inventory Statement, Buyer by written notice to the Company may object to the Estimated Inventory, setting forth in such notice Buyer’s objections in reasonable detail, specifying the basis for such objections, the amounts in dispute and Buyer’s determination of the Estimated Inventory (a “Pre-Closing Notice of Objection”). If Buyer gives a Pre-Closing Notice of Objection to the Company, Buyer and the Company shall attempt to resolve all matters set forth therein by negotiation, and to the extent all matters set forth therein are not resolved prior to the Initial Closing, the Estimated Inventory shall be the Estimated Inventory set forth in the Pre-Closing Notice of Objection. If Buyer does not give a Pre-Closing Notice of Objection to Buyer in the manner described above, the Estimated Inventory shall be the Estimated Inventory set forth in the Estimated Inventory Statement.
2.7.    Closing Inventory Statement; Post-Closing Adjustments to Purchase Price.
(a)    Closing Inventory Statement. Promptly, but in any event within sixty (60) days after the Initial Closing, Buyer shall deliver to the Company a written statement (the “Closing Inventory Statement”) setting forth the inventory balance of the Product Lines (other than inventory relating to the HDC Line) as of the Initial Closing (the “Closing Inventory”). The calculation of the items set forth in the Closing Inventory Statement shall be prepared in accordance with GAAP; provided, however, that such calculation shall also be based on a calculation of inventory using a full physical inventory count to be conducted by the Parties within approximately forty-five (45) days after the Initial Closing. Unless within the thirty (30) day period following the Company’s receipt of the Closing Inventory Statement, the Company delivers written notice to Buyer (the “Inventory Dispute Notice”) setting forth in reasonable detail any and all items of disagreement related to the Closing Inventory Statement, including the basis therefor and the amount thereof (each, an “Inventory Item of Dispute”), the Closing Inventory Statement shall be conclusive and binding upon each of the Parties. The Company shall and shall cause its Affiliates to cooperate fully with Buyer in connection with the preparation of the Closing Inventory Statement. After the delivery of the Closing Inventory Statement, Buyer shall cooperate with the Company in connection with its review of the Closing Inventory Statement, including, without limitation, by providing the Company and its accountants reasonable access during normal business hours to materials used in the preparation of the Closing Inventory Statement.
(b)    Dispute Resolution by the Parties. If the Company delivers the Inventory Dispute Notice to Buyer within the required thirty (30) day period, Buyer and the Company shall use reasonable efforts to resolve their differences concerning the Inventory Items of Dispute, and if any Inventory Item of Dispute is so resolved, the Closing Inventory Statement shall be modified as necessary to reflect such resolution. If all Inventory Items of Dispute are so resolved, the Closing Inventory Statement (as so modified) shall be conclusive and binding on all Parties.
(c)    Determination by Accounting Firm. If any Inventory Item of Dispute remains unresolved for a period of thirty (30) days after Buyer’s receipt of the Inventory Dispute Notice, Buyer and the Company shall, within ten (10) days thereafter, submit the dispute to the Boston office of PricewaterhouseCoopers LLP (the “Accounting Firm”). Buyer and the Company shall each provide their respective calculations of the Closing Inventory and the Inventory Items of Dispute in writing to the Accounting Firm and shall request that the Accounting Firm render a written determination, which determination shall be solely based on whether each such Inventory Item of Dispute was prepared in accordance with the guidelines and procedures set forth in this Agreement (including GAAP) or whether each such Inventory Item of Dispute contains a mathematical or clerical error or errors, as soon as reasonably practicable, but in no event later than thirty (30) days after its retention, and the Parties shall cooperate fully with the Accounting Firm so as to enable it to make such determination as quickly and as accurately as practicable. The Accounting Firm’s determination as to each Inventory Item of Dispute submitted to it shall be in writing and shall be conclusive and binding upon the Parties, absent manifest error or willful misconduct, and the Closing Inventory shall be modified to the extent necessary to reflect such determination. The fees and expenses of the Accounting Firm shall be allocated between Buyer and the Company, on the basis for each such Party, of the ratio of (A) the positive difference between the amount of Closing Inventory submitted by such Party and the determination made by the Accounting Firm to (B) the positive difference between the Closing Inventory amounts submitted by each Party.
(d)    Final Closing Inventory. The Closing Inventory shall be deemed final for the purposes of this Section 2.7 upon the earliest of (x) the failure of the Company to provide Buyer with an Inventory Dispute Notice within thirty (30) days of Buyer’s delivery of the Closing Inventory Statement, (y) the resolution of all Inventory Items of Dispute pursuant to Section 2.7(b) by the Company and Buyer and (z) the resolution of all Inventory Items of Dispute pursuant to Section 2.7(c) by the Accounting Firm. Upon the final determination of the Closing Inventory as set forth in this Section 2.7(d), Buyer shall adjust, if applicable, the Closing Inventory Statement accordingly and such adjusted Closing Inventory Statement shall be deemed final.
(e)    Inventory Adjustment. If the amount of the Closing Inventory as reflected on the final

Closing Inventory Statement is less than the Estimated Inventory, then the Company shall pay to Buyer an amount equal to such shortfall. If the amount of the Closing Inventory as reflected on the final Closing Inventory Statement is greater than the Estimated Inventory, then Buyer shall pay to the Company an amount equal to such excess. Any such payment shall be made within ten (10) Business Days after the Closing Inventory Statement becomes final and binding upon the Parties, together, in either case, with interest thereon from the Initial Closing Date to the date of actual payment at a rate equal to the prime rate as of the Initial Closing Date as stated in The Wall Street Journal plus one percent (1%) per annum.
(f)    No Impact of Rights under Article VIII. Any payment made pursuant to this Section 2.7 will be treated by the Parties for all purposes as an adjustment to the Initial Closing Purchase Price, will not be subject to offset for any reason and will not impact the rights or obligations of the Parties with respect to indemnification as provided in Article VIII.
2.8.    Adjusted EBITDA.
(a)    Adjusted EBITDA. No fewer than ten (10) Business Days prior to the anticipated Initial Closing Date, the Company shall deliver to Buyer the Audited Financial Statements and a schedule setting forth the calculation of EBITDA for the year ended July 31, 2011 and the adjustments to EBITDA made in accordance with the Agreed EBITDA Principles to determine the Adjusted EBITDA (together, the “Adjusted Audited Financial Statements”). Unless, within the 10‑day period following Buyer’s receipt of the Adjusted Audited Financial Statements (the “EBITDA Review Period”), Buyer delivers written notice to the Company (the “EBITDA Dispute Notice”) setting forth in reasonable detail any and all items of disagreement related to the Adjusted Audited Financial Statements, including the basis therefor and the amount thereof (each, an “Item of Dispute”), the Adjusted EBITDA shall be conclusive and binding upon each of the Parties. After the delivery of the Adjusted Audited Financial Statements, the Company shall cooperate with Buyer in connection with its review thereof, including, without limitation, by providing Buyer and its accountants reasonable access during normal business hours to materials used in the preparation of the Adjusted Audited Financial Statements.
(b)    Dispute Resolution by the Parties.
(i)    If Buyer delivers the EBITDA Dispute Notice to the Company within the EBITDA Review Period, and if such EBITDA Dispute Notice asserts that the Adjusted EBITDA is greater than $62,941,300, Buyer and the Company shall use reasonable efforts to resolve their differences concerning the EBITDA Items of Dispute, and if any Item of Dispute is so resolved, the amount of the Adjusted EBITDA shall be adjusted to reflect such resolution. If all EBITDA Items of Dispute are so resolved, the amount of the Adjusted EBITDA (as so adjusted) shall be conclusive and binding on all Parties. If any EBITDA Items of Dispute remain unresolved on the Initial Closing Date, the Initial Closing Purchase Price shall be calculated using an Adjusted EBITDA equal to the average of the Company’s calculation of Adjusted EBITDA and Buyer’s calculation of Adjusted EBITDA, taking into account any resolved EBITDA Items of Dispute as if such Adjusted EBITDA was the Agreed Adjusted EBITDA for purposes of determining the Purchase Price Upward Adjustment or the Purchase Price Downward Adjustment, as applicable (the “Estimated Adjusted EBITDA”). In the event that the Agreed Adjusted EBITDA as finally determined in accordance with Section 2.8(d) is not equal to the Estimated Adjusted EBITDA, then the original Initial Closing Purchase Price (the “Original Initial Closing Purchase Price”) shall be recalculated using such Agreed Adjusted EBITDA (the “Adjusted Initial Closing Purchase Price”). In the event that the Adjusted Initial Closing Purchase Price exceeds the Original Initial Closing Purchase Price, then Buyer shall pay the amount of such excess to the Company with interest thereon from the Initial Closing Date to the date of actual payment at a rate equal to the prime rate as of the Initial Closing Date as stated in The Wall Street Journal plus one percent (1%) per annum. In the event that the Adjusted Initial Closing Purchase Price is less than the Original Initial Closing Purchase Price, then the Company shall pay the amount of such difference to Buyer with interest thereon from the Initial Closing Date to the date of actual payment at a rate equal to the prime rate as of the Initial Closing Date as stated in The Wall Street Journal plus one percent (1%) per annum. Buyer agrees not to submit an EBITDA Dispute Notice if and to the extent that the dispute relates to the Audited Financial Statements and the amount of the disagreement would, if successful, result in less than a $200,000 adjustment to operating income reflected in such Audited Financial Statements.
(ii)    If Buyer delivers the EBITDA Dispute Notice to the Company within the EBITDA Review Period, and if the EBITDA Dispute Notice asserts that the Adjusted EBITDA is less than $62,941,300, the Initial Closing shall be postponed inter alia pending the resolution of such EBITDA Items of Dispute and Buyer and the Company shall use reasonable efforts to resolve their differences concerning the EBITDA Items of Dispute, and if any Item of Dispute is so resolved, the amount of the Adjusted EBITDA shall be adjusted to reflect such resolution. If all EBITDA Items of Dispute are so resolved, the amount of the Adjusted EBITDA (as so adjusted) shall be conclusive and binding on all Parties.
(c)    Determination by Accounting Firm.
(i)    If any Item of Dispute delivered by Buyer pursuant to Section 2.8(b)(i) remains unresolved as of the Initial Closing Date, Buyer and the Company shall, within five (5) days after the Initial Closing Date, submit such Item of Dispute to the Accounting Firm. Buyer and the Company shall each provide their respective calculations of the Adjusted EBITDA and the EBITDA Items of Dispute in writing to the Accounting Firm and shall request that the Accounting Firm render a written determination, as soon as reasonably practicable, but in no event later than thirty (30) days after its retention, and the Parties shall cooperate fully with the Accounting Firm so as to enable it to make such determination as quickly and as accurately as practicable. The Accounting Firm’s determination as to each Item of Dispute submitted to it shall be in writing and shall be conclusive and binding upon the Parties, absent manifest error or willful misconduct, and the Adjusted EBITDA amount shall be adjusted to the extent necessary to reflect such determination. The fees and expenses of the Accounting Firm shall be allocated between Buyer and the Company, on the basis for each such Party, of the ratio of (A) the positive difference between the amount of Adjusted EBITDA submitted by such Party and the determination made by the Accounting Firm to (B) the positive difference between the Adjusted EBITDA amounts submitted by each Party.
(ii)    If any Item of Dispute delivered by Buyer pursuant to Section 2.8(b)(ii) remains unresolved for a period of five (5) days after the Company’s receipt of the EBITDA Dispute Notice, Buyer and the Company shall, within ten (10) days thereafter, submit the dispute to the Accounting Firm. Buyer and the Company shall each provide their respective calculations of the Adjusted EBITDA and the EBITDA Items of Dispute in writing to the Accounting Firm and shall request that the Accounting Firm render a written determination, as soon as reasonably practicable, but in no event later than thirty (30) days after its retention, and the Parties shall cooperate fully with the Accounting Firm so as to enable it to make such determination as quickly and as accurately as practicable. The Accounting Firm’s determination as to each Item of Dispute submitted to it shall be in writing and shall be conclusive and binding upon the Parties, absent manifest error or willful misconduct, and the Adjusted EBITDA amount shall be adjusted to the extent necessary to reflect such determination. The fees and expenses of the Accounting Firm shall be allocated between Buyer and the Company, on the basis for each such Party, of the ratio of (A) the positive difference between the amount of Adjusted EBITDA submitted by such Party and the determination made by the Accounting Firm to (B) the positive difference between the Adjusted EBITDA amounts submitted by each Party. For the avoidance of doubt, in the event any Item of Dispute delivered pursuant to Section 2.8(b)(ii) remains unresolved for a period of five (5) days after the Company’s receipt of the EBITDA Dispute Notice, the Initial Closing shall be postponed inter alia pending the resolution of such EBITDA Items of Dispute.
(d)    Agreed Adjusted EBITDA. The amount of the Adjusted EBITDA shall be deemed final for the purposes of this Section 2.8 upon the earliest of (x) the failure of Buyer to provide the Company with an EBITDA Dispute Notice within the EBITDA Review Period, (y) the resolution of all EBITDA Items of Dispute pursuant to Section 2.8(b) by the Company and Buyer and (z) the resolution of all EBITDA Items of Dispute pursuant to Section 2.8(c) by the Accounting Firm. Upon the final determination of the Adjusted EBITDA as set forth in this Section 2.8, such Adjusted EBITDA shall be deemed final (the “Agreed Adjusted EBITDA”).
(e)    No Impact of Rights under Article VIII. Any payment made pursuant to this Section 2.8 will be treated by the Parties for all purposes as an adjustment to the Initial Closing Purchase Price, will not be subject to offset for any reason and will not impact the rights or obligations of the Parties with respect to indemnification as provided in Article VIII.
2.9.    Local Transfer Documents.
(a)    The Company, on the one hand, and Buyer, on the other hand, shall, pursuant to and in accordance with the terms and conditions of this Agreement, enter into, or cause their respective Affiliates to enter into, on a Closing Date, (i) a bill of sale in the form agreed by the Parties, (ii) an assignment and assumption agreement in the form agreed by the Parties, (iii) a local asset transfer agreement for each jurisdiction other than the United States in which any Purchased Asset or Assumed Liability is located in the form agreed by the Parties (collectively, the “Local Transfer Documents”) substantially in the forms provided as Exhibit B‑1 and (iv) an assignment of the quotas in the Mexico Subsidiary in substantially the form attached hereto as Exhibit B-2 (the “Equity Assignment” and, together with the Local Transfer Documents and the documents referred to in clauses (i) and (ii) hereof, the “Transfer Documents”), documenting the purchase and sale of each portion of the Purchased Assets and the Assumed Liabilities to be conveyed separately to the Buyer Group, with such modifications as are required by local Law, in order to maintain substantially the same legal meaning and effect as provided for in this Agreement.
(b)    In the event of any conflict or inconsistency between the terms and conditions of this Agreement and any Transfer Document, the terms and conditions of this Agreement shall prevail to the extent permissible under the relevant local Law. The execution of the Transfer Documents shall constitute a mere execution and not a novation of this Agreement and the Parties shall remain subject to all obligations set forth in this Agreement.
2.10.    Assignment or Other Delivery of Contracts and Rights.
(a)    Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Contract if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer or the Company thereunder. From the date of this Agreement until the required consent to assignment is obtained, the Company will use commercially reasonable efforts, including making reasonable payments if necessary, to obtain the consent of the other parties to each Purchased Contract for the assignment thereof to Buyer (all such consents necessary for the assignment of each Purchased Contract, collectively a “Third Party Consent”).
(b)    Without limiting the condition of Initial Closing set forth in Section 6.1(h), with respect to each Purchased Contract for which a Third Party Consent could not be obtained prior to the Initial Closing (other than any Purchased Contract which requires the Company or any counterparty to expend less than $15,000 in a 12-month period), the Company shall continue to use commercially reasonable efforts from and after the Initial Closing to cause the counterparty to each such Purchased Contract to consent to the assignment of such Purchased Contract to Buyer or to otherwise enter into a new Contract with Buyer on substantially the same terms as exist under the applicable Purchased Contract. Until any such consent or new Contract is obtained, Buyer shall use commercially reasonable efforts to cooperate with the Company in any lawful and reasonable arrangement, to the extent such cooperation would not result in a breach of the terms of such Purchased Contract, and not prohibited under applicable Law, under which the Buyer Group would obtain the benefits and assume the obligations of such Purchased Contract in accordance with this Agreement, including subcontracting, sublicensing, or subleasing to Buyer Group any or all of the Company Group’s rights and obligations with respect to such Purchased Contract. In any such arrangement, Buyer shall (i) pay, perform or discharge when due any Liabilities arising thereunder after the Initial Closing but not transferred to Buyer pursuant to this Section 2.10, and shall be solely responsible for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom and (iii) be solely entitled to all benefits thereof, economic or otherwise. If and when such Third Party Consent has been obtained or such other required actions have been taken, the assignment of such Purchased Contract will be effected in accordance with the terms of this Agreement.
(c)    For purposes of the condition of Initial Closing set forth in Section 6.1(h), the Company Group shall be deemed to have obtained all consents or approvals of Persons required under the Material Contracts and a Material Contract shall have been “Effectively Transferred” to Buyer if:
(i)    the Company has obtained all Third Party Consents to the assignment of a Material Contract under Section 2.10(a);
(ii)    the Material Contract has been replaced or superseded by a new Contract between Buyer and the counterparty to the Material Contract on substantially the same terms and conditions as the Material Contract;
(iii)    the Material Contract has been assigned in part to Buyer as a Shared Contract pursuant to Section 2.11(a); or
(iv)    with respect to Material Contracts that Buyer cannot assume as a result of Buyer’s lack of necessary licenses or registrations, Buyer shall have agreed to enter into an agreement with the Company as a distributor or supplier of Products on behalf of Buyer (such agreement not to be unreasonably withheld by either Party).

2.11.    Shared Contracts.
(a)    Each Shared Contract which, pursuant to its terms, may be assigned in part to Buyer without the consent of the counterparty thereto or other conditions, including pursuant to the payment of a transfer or other fee (the “Assignable Shared Contracts”), shall be deemed to be a Purchased Contract hereunder and the Company shall partially assign to Buyer, as of the Initial Closing, such Contract in accordance with its terms. The Company shall use commercially reasonable efforts prior to the Initial Closing to cause the counterparty to each Shared Contract that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”) to consent to the partial assignment of such Non-Assignable Shared Contract to Buyer, or to otherwise enter into a new Contract with Buyer on substantially the same terms as exist under such Non-Assignable Shared Contract, in each case as of the Initial Closing. Each such Non-Assignable Shared Contract for which the Parties have received consent to the partial assignment shall thereafter be deemed to be a Purchased Contract hereunder and, if applicable, the Company shall partially assign to Buyer as of the Initial Closing such Non-Assignable Shared Contract in accordance with its terms.
(b)    With respect to each Purchased Contract that is a Non-Assignable Shared Contract for which the arrangements described in Section 2.11(a) could not be entered into prior to the Initial Closing, the Company shall continue to use commercially reasonable efforts from and after the Initial Closing, including making reasonable payments if necessary, to cause the counterparty to each such Non-Assignable Shared Contract to consent to the partial assignment of such Non-Assignable Shared Contract to Buyer or to otherwise enter into a new Contract with Buyer on substantially the same terms as exist under the applicable Non-Assignable Shared Contract. Until any such consent or new Contract is obtained, Buyer shall use commercially reasonable efforts to cooperate with the Company in any lawful and reasonable arrangement, to the extent such cooperation would not result in a breach of the terms of such Non-Assignable Shared Contract, and not prohibited under applicable Law, under which the Buyer Group would obtain the benefits and assume the obligations of the portion of such Non-Assignable Shared Contract that relates to the Product Lines in accordance with this Agreement, including subcontracting, sublicensing, or subleasing to Buyer Group any or all of the Company Group’s rights and obligations with respect to such Non-Assignable Shared Contract with respect to the Product Lines. In any such arrangement, Buyer shall to the extent related to the Product Lines (i) pay, perform or discharge when due any Liabilities arising thereunder after the Initial Closing but not transferred to Buyer pursuant to this Section 2.11, and shall be solely responsible for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom and (iii) be solely entitled to all benefits thereof, economic or otherwise. If and when such consents or approvals are obtained or such other required actions have been taken, the partial assignment of such Non-Assignable Shared Contract will be effected in accordance with the terms of this Agreement.
2.12.    Relocation of Assets.
(a)    Notwithstanding the foregoing, the relocation of any Purchased Assets located at any facilities currently occupied by the Company or any other member of the Company Group, which facilities are not to be purchased, assigned, leased, subleased, transferred to or otherwise occupied by Buyer pursuant to this Agreement or any other agreement entered into in connection with the transactions contemplated by this Agreement, shall be governed by the Transition Services Agreement.
(b)    Notwithstanding the foregoing, the relocation of any Excluded Assets located at any facilities currently occupied by the Company or any other member of the Company Group, which facilities shall be purchased, assigned, leased, subleased, transferred to or otherwise occupied by Buyer pursuant to this Agreement or any other agreement entered into in connection with the transactions contemplated by this

Agreement, shall be governed by the Transition Services Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY
On or prior to the date hereof, the Company has delivered to Buyer the Schedules referenced in this Article III as part of the Company Disclosure Schedule, arranged in Sections corresponding to the numbered Sections contained herein and setting forth, among other things, items of disclosure that are necessary or appropriate either in response to a disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III. Capitalized terms used in the Schedules but not defined therein shall have the meanings assigned to such terms in this Agreement.
3.1.    Making of Representations and Warranties.
(a)    As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the Company Disclosure Schedule, the Company hereby makes to Buyer the representations and warranties contained in this Article III.
(b)    The Company hereby makes to Buyer the representations and warranties set forth in this Article III as of the date hereof and as of the Initial Closing; provided, however, that for such purposes the usage therein of the term “Product Lines” shall exclude the HDC Line, and the term “Product” shall exclude HDC Process Media from the definitions thereof and the term “Purchased Assets” shall exclude the Subsequent Closing Purchased Assets from the definition thereof (the “Company Initial Closing Representations and Warranties”).
(c)    The Company hereby makes to Buyer the representations and warranties set forth in Section 3.2(a), Section 3.3, Section 3.4(a), Section 3.6, Section 3.15, Section 3.16(c), Section 3.22, and Section 3.27 as of the date hereof; provided, however, that for such purposes the usage therein of the term “Product Lines” shall be deemed to consist solely of the HDC Line and the usage therein of the term “Purchased Assets” shall be deemed to consist solely of the Subsequent Closing Purchased Assets (the “Company Signing Representations and Warranties”).
(d)    The Company hereby makes to Buyer the representations and warranties set forth in Section 3.2(a), Section 3.3, Section 3.4(a), Section 3.6, Section 3.8, Section 3.10(c)‑(d), Section 3.12(a), Section 3.13, Section 3.14, Section 3.15, Section 3.16(a), Section 3.16(c), Section 3.17, Section 3.18, Section 3.20(b), Section 3.21, Section 3.22, Section 3.23, Section 3.24, Section 3.26 and Section 3.27 as of the Subsequent Closing; provided, however, that for such purposes the usage therein of the term “Product Lines” shall be deemed to consist solely of the HDC Line, the term “Product” shall include only HDC Process Media, and the usage therein of the term “Purchased Assets” shall be deemed to consist solely of the Subsequent Closing Purchased Assets (the “Company Subsequent Closing Representations and Warranties”).

(e)    For purposes of the representations and warranties in this Article III (other than those in Section3.2, Section 3.3 and Section 3.5), the term “the Company” shall include each member of the Company Group that holds any Purchased Assets or is otherwise involved in the conduct of the Product Lines. For purposes of any determination of “materiality” or “Material Adverse Effect” with respect to the Company in this Agreement or any Transaction Document, the “Company” shall mean and include the Company and all of its Subsidiaries, taken as a whole, unless otherwise specified. For purposes of the representations and warranties in this Article III, except as otherwise specified, the term “Closing” shall mean the Initial Closing or the Subsequent Closing, as applicable, and the term “Closing Date” shall mean the Initial Closing Date or the Subsequent Closing Date, as applicable.
3.2.    Organization; Corporate Power; Capitalization of Mexico Subsidiary.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. The Mexico Subsidiary is a limited liability company duly organized, and validly existing under the Laws of Mexico. Each member of the Company Group that holds any Purchased Assets is qualified to do business in every jurisdiction in which such qualification is necessary, except where the failure to so qualify has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each member of the Company Group that holds any Purchased Assets has full corporate power and authority to own and operate its properties and to carry on its business as currently conducted and proposed to be conducted. The Company has delivered to Buyer correct and complete copies of (i) the articles of incorporation and bylaws for the Company (as amended to date) and (ii) the articles of association and bylaws (escritura constitutiva) of the Mexico Subsidiary (as amended to date).
(b)    Medsep Corporation, a direct wholly-owned subsidiary of the Company, owns, of record and beneficially, one quota representing 99.96667% of the capital of the Mexico Subsidiary and the Company owns, of record and beneficially, one quota representing 0.03333% of the capital of the Mexico Subsidiary (collectively, the “Quotas”). The Quotas constitute the sole outstanding equity or other beneficial interest of the Mexico Subsidiary authorized and/or outstanding. The Quotas are validly issued, fully paid and non-assessable, and have been issued in compliance with all applicable Law. There are no outstanding options, warrants, rights, commitments, preemptive rights, Contracts or Liens that may affect the capacity or authority of Medsep Corporation or the Company to transfer the Quotas to Buyer and its Affiliates in accordance with this Agreement and the Equity Assignment. Immediately after giving effect to the Initial Closing and the effectiveness of the Equity Assignment (including its registry in the Mexico Subsidiary’s Registry Book), the Buyer Group will be the sole beneficial and record owners of the Mexico Subsidiary and the Buyer Group will have good title to its interest to the Quotas.
3.3.    Authorization of Transactions. The Company (and each of its Affiliates party thereto) has full corporate power and authority to execute and deliver this Agreement, the Transfer Documents and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform each of its obligations hereunder and thereunder. The board of directors of the Company has duly approved this Agreement, the Transfer Documents and all other Transaction Documents to which the Company is a party and has duly authorized the execution and delivery of this Agreement, the Transfer Documents and all other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby. No other corporate proceedings on the part of the Company, its Affiliates or its stockholders are necessary to approve and authorize the execution and delivery of this Agreement, the Transfer Documents or the other Transaction Documents to which the Company or any of its Affiliates is (or may become) a party and the consummation of the transactions contemplated hereby and thereby, other than corporate proceedings of certain Affiliates of the

Company required in connection with the approval of the Local Transfer Documents, other than as set forth on Schedule 3.6. This Agreement, the Transfer Documents and all other Transaction Documents to which the Company is a party have been or, as of each Closing, will be duly executed and delivered by the Company (and its Affiliates that are party thereto) and constitute the valid and binding agreements of the Company (and its Affiliates that are party thereto), enforceable against the Company (and its Affiliates that are party thereto) in accordance with their terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.
3.4.    Limited Nature of Assets; Inventory.
(a)    The Company includes the Product Lines in its Life Sciences reporting segment, as part of its Medical Business Group, and as such, the Company provides significant executive management and staff support to the Product Lines, including but not limited to, support in areas of finance, human resources, legal, supply chain, information technology, marketing, SLS, manufacturing, investor relations and quality assurance of regulatory requirements. Subject to the Buyer (i) providing substantially similar executive management and staff support, (ii) assuming the effective transfer of all Product Line Contracts, (iii) obtaining any necessary registrations and Permits, and (iv) receipt of the benefits with respect to the Shared Contracts, the Purchased Assets, the services and supplies to be provided by the Company under certain of the Transaction Documents (and any Intellectual Property Assets that are the subject matter of the License Agreement) together constitute all of the assets and services (x) used by or otherwise necessary to operate the Product Lines as they are currently operated by the Company and (y) used to generate revenue of approximately $219 million and EBITDA, as adjusted by the Agreed EBITDA Principles, of approximately $66.3 million for the fiscal year ended July 31, 2011. Subject to the first sentence of this Section 3.4 and assuming the receipt of all required consents, registrations and Permits, the employment or replacement by Buyer of substantially all of the Product Line Employees, the amendment, replacement or partial assignment of, or, pursuant to Section 2.11, receipt of the benefit with respect to, all Shared Contracts, and provided Buyer replaces the assets specified in Section 2.1(b)(xiv), (1) at the Initial Closing, the Initial Closing Purchased Assets and the services and supplies to be provided by the Company under certain of the Transaction Documents (and any Intellectual Property Assets that are the subject matter of the License Agreement) will enable the Buyer Group to operate the Product Lines after the Initial Closing in substantially the same manner as conducted by the Company immediately prior to the Initial Closing and (2) at the Subsequent Closing, the Purchased Assets will enable the Buyer Group to operate the Product Lines after the Subsequent Closing in substantially the same manner as conducted by the Company immediately prior to the Initial Closing but for the fact that the HDC Line will be operated at the Puerto Rico Facility.
(b)    Subject to the Company’s compliance with its policies to value excess and obsolescent inventory and damaged and quarantined items as reflected in the Financial Statements, the inventory of the Product Lines consists of goods of merchantable quality that are usable or saleable in the ordinary course of business. Except as set forth on Schedule 3.4(b), all of the inventory of the Product Lines is located at the Facilities.
3.5.    Subsidiaries. Except as set forth on Schedule 3.5, the Company does not control, directly or indirectly, any other corporation, or any limited liability company, partnership, joint venture, association or any other business entity which owns, operates, leases, licenses or otherwise holds any of the assets related to, used in or held for use in the Product Lines.
3.6.    Absence of Conflicts; Notices. Except (w) for compliance with the HSR Act, the rules promulgated under the HSR Act and any other Antitrust Law, (x) for filings that may be required under the Exchange Act, (y) for filings that may be necessary or desirable to record the transfer of Purchased Assets, and (z) as set forth on Schedule 3.6, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by the Company (including by those Affiliates of the Company which are parties to such Transaction Documents) do not and shall not (a) result in any breach of any of the terms, conditions or provisions of, (b) constitute a default under, (c) result in a violation of, (d) give any third party the right to modify, terminate or accelerate or cause the modification, termination or acceleration of, any obligation under, (e) result in the creation of any Lien upon any of the Purchased Assets, or (f) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any third party or court or Governmental Entity, under (i) the provisions of the articles of incorporation or bylaws of the Company, (ii) the articles of association and bylaws (escritura constitutiva) of the Mexico Subsidiary, (iii) any Material Contract, (iv) any Permit used or held for use in the Product Lines, (v) any Law to which the Company or any of the Purchased Assets is subject or (vi) any judgment, order or decree to which the Company or any of the Purchased Assets is subject.
3.7.    Financial Statements; Internal Controls.
(a)    The Company has delivered to Buyer the Company’s unaudited statement of assets acquired and liabilities assumed and statement of revenues and direct expenses for the Product Lines as of July 31, 2011 and for the year ended July 31, 2011, set forth in Schedule 3.7(a). Subject to the stipulations contemplated by subsections (ii) and (iii) of the Agreed EBITDA Principles, the foregoing financial statements (including in the notes thereto, if any) (the “Financial Statements”) are consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects), are true and correct in all material respects and present fairly the assets to be acquired and Liabilities to be assumed by Buyer hereunder (and the revenues and direct expenses of the Product Lines as of and for the period referred to therein, and have been prepared in accordance with GAAP consistently applied (except as otherwise noted therein) adjusted in accordance with the Agreed EBITDA Principles. When delivered in accordance with Section 5.8, the Required Closing Financial Statements will be consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects), will be true and correct in all material respects and will present fairly the assets acquired and Liabilities assumed and the revenues and direct expenses of the Product Lines as of and for the periods referred to therein, and will have been prepared in accordance with the SEC Letters and GAAP consistently applied (except as otherwise noted therein) adjusted in accordance with the Agreed EBITDA Principles. Since July 31, 2011, there has been no event, occurrence, change, effect or condition of any character that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
(b)    The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is designed to provide reasonable assurance 1. that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, 2. that receipts and expenditures are executed in accordance with the authorization of management and directors of the Company, and 3. that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected in a timely manner or prevented. There were no material weaknesses identified in management’s assessment of internal controls as of and for the year ended July 31, 2011 (nor has any such weakness been identified since such date). Since July 31, 2011, the Company has disclosed to its outside auditors and the audit committee of its board of directors any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c)    The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that 4. all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and 5. all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.
3.8.    Absence of Undisclosed Liabilities. The Company has no Liability related to or incurred by the Product Lines except (i) Liabilities under the Product Line Contracts (but, in each case, not Liabilities for breaches thereof), (ii) Liabilities reflected in, reserved against or otherwise disclosed in the Financial Statements or, when delivered pursuant to Section 5.8, the Required Closing Financial Statements, (iii) Liabilities which have arisen after July 31, 2011 in the ordinary course of business consistent with past practice and otherwise in accordance with the terms and conditions of this Agreement (none of which is a Liability for breach of contract, breach of warranty, tort or infringement or a claim or lawsuit or an environmental Liability and none of which is material individually or in the aggregate) (iv) Liabilities disclosed on Schedule 3.8 and (v) Excluded Liabilities.
3.9.    Absence of Certain Developments. Except as set forth on Schedule 3.9 and except as expressly contemplated by this Agreement, since July 31, 2011, the Company has conducted the Product Lines only in the ordinary course of business consistent with past practice and the Company has not, with respect to the Product Lines:
(a)    suffered any theft, damage, destruction or casualty loss in excess of $200,000 individually or $500,000 in the aggregate to its assets related to the Product Lines, whether or not covered by insurance;
(b)    subjected any portion of its properties or assets related to the Product Lines to any Lien (other than Permitted Liens), including, without limitation, in connection with the incurrence of any Indebtedness;
(c)    sold, leased, assigned or transferred any of its tangible or intangible assets related to the Product Lines (except for sales of inventory or other assets in the ordinary course of business consistent with past practice to unaffiliated third Persons on an arm’s length basis), or disclosed any confidential information related to the Product Lines (other than pursuant to agreements requiring the Person to whom the disclosure was made to maintain the confidentiality of and preserving all rights of the Company in such confidential information);
(d)    waived, canceled, compromised or released any rights or claims of material value related to the Product Lines, whether or not in the ordinary course of business;
(e)    terminated or amended in any adverse manner, any Material Contract or entered into any other material transaction or materially changed any business practice related to the Product Lines;
(f)    with respect to the Transferred Employees, made, granted or promised any bonus or any wage, salary or compensation increase (except for increases in the ordinary course of business, or to the extent required by applicable Law) or made, granted or promised any material increase in the coverage or benefit under any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement (other than an amendment required by Law), or adopted any new material employee benefit plan or arrangement;
(g)    made any other change (other than as permitted under subsection (f) above) in employment terms for any of the Transferred Employees other than normal salary increases in the ordinary course of business consistent with past practice or as required by applicable Law, or entered into any transaction with any Insider that was related to the Product Lines;
(h)    made any material change in its accounting principles, policies and practices, except for any such change required by reason of a change in GAAP;
(i)    made any capital expenditures for the Product Lines in excess of $200,000 individually or $500,000 in the aggregate;
(j)    made any loans or advances to, or guarantees for the benefit of, any Persons that were related to the Product Lines (other than advances to employees for travel and business expenses incurred in the ordinary course of business consistent with past practice which do not exceed $2,000 individually or $25,000 in the aggregate);
(k)    instituted or settled any claim or lawsuit related to the Product Lines for an amount involving in excess of $200,000 individually or $500,000 in the aggregate or involving equitable or injunctive relief;
(l)    granted any performance guarantee or product warranty to customers of the Product Lines other than in the ordinary course of business and consistent with the policies and practices disclosed in Schedule 3.25;
(m)    acquired any material assets (other than inventory) related to the Product Lines from a third party, whether by merger, consolidation or reorganization or by purchase of assets or stock; or
(n)    committed or agreed to any of the foregoing.
3.10.    Title to Properties.
(a)    Schedule 3.10(a) sets forth a complete and accurate list of all real property owned by the Company and used or necessary for the operating of, the Product Lines and that constitute Purchased Assets (the “Owned Facilities”). Except as set forth on Schedule 3.10(a), the Company owns fee simple title to each of the Owned Facilities, free and clear of all Liens (other than Permitted Liens). There are no outstanding options, rights of first offer or refusal or other preemptive rights in favor of any Person to purchase the Owned Facilities or any portion thereof. The Company has delivered to Buyer as of the date of this Agreement the Title Commitment. The Company has not received written notice of any violation of any document, instrument, map or survey listed in the Title Commitment. Other than the Lease Agreement, the Company has not leased, subleased or otherwise granted to any Person the right to use or occupy the Owned Facilities or any portion thereof. There are no public improvements with respect to the Owned Facilities which have not been completed, assessed and paid for prior to the date of this Agreement. Except as set forth on Schedule 3.10(a), there are no Taxes, assessments for public improvements, fees, charges or similar costs and expenses with respect to the Owned Facilities which, individually or in the aggregate, are material in amount and which are due and remain unpaid, including those for construction of sewer, water, electric, gas or steam lines and mains, streets or curbing. There are no eminent domain proceedings of any kind pending or, to the Knowledge of the Company, threatened against any Owned Facilities.
(b)    Schedule 3.10(b) sets forth a complete and accurate list of all real property leased by the Company and used or necessary for the operation of, the Product Lines and that constitute Purchased Assets (the “Leased Facilities” and, together with the Owned Facilities, the “Facilities”). The Company has a valid leasehold interest in each of the Leased Facilities, free and clear of all Liens (other than Permitted Liens). The Company has delivered to Buyer complete and accurate copies of the leases and subleases (each as amended to date) of the Leased Facilities. With respect to each such lease and sublease:
(i)    the lease or sublease is a legal, valid, binding, and enforceable obligation of the Company and, to the Knowledge of the Company, the other party thereto, subject, in each case to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles;
(ii)    neither the Company, nor to the Knowledge of the Company any other party, is in breach or violation of, or default under, any such lease or sublease, and, to the Knowledge of the Company, no event has occurred, is pending or is threatened, which, after the giving of notice or the lapse of time or both, would constitute a breach or default by the Company, or to the Knowledge of the Company, any other party under such lease or sublease; and
(iii)    the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold.
(c)    Except as set forth on Schedule 3.10(c), all of the Purchased Assets are located at the Facilities.
(d)    Except as set forth on Schedule 3.10(d), the Company owns good title to, or a valid leasehold interest in, free and clear of all Liens (other than Permitted Liens), all of the personal property and assets included in the Purchased Assets.
(e)    Except as set forth on Schedule 3.10(e), the machinery, equipment, personal properties and other tangible assets of the Company currently used in the Product Lines included in the Purchased Assets are operated in conformity in all material respects with all applicable Law, are in good condition and repair, except for reasonable wear and tear not caused by neglect excepted, and are usable in the ordinary course of business of the Company.
3.11.    Taxes.
(a)    Except as set forth on Schedule 3.11, since August 1, 2009 (a) the Company has timely filed or shall timely file all material Tax Returns related solely to the Product Lines or solely to the Purchased Assets which are required to be filed on or before the Initial Closing Date and has paid or shall pay any Taxes showing to be due thereon; (b) there are no Liens for Taxes upon any of the Purchased Assets other than Permitted Liens; and (c) there is no action, suit, proceeding or audit or any notice of inquiry of any of the foregoing pending against or with respect to the Company regarding Taxes related solely to the Product Lines and, to the Knowledge of the Company, no such action, suit, proceeding or audit is threatened.
(b)    None of the Purchased Assets sold by any member of the Company Group that is a foreign person within the meaning of Section 1445(f)(3) of the Code constitute “United States real property interests” within the meaning of Section 897(c) of the Code.
(c)    The Mexico Subsidiary has (i) timely filed all Tax Returns required to be filed by it, (ii) paid all Taxes it is required to pay, whether or not shown on such Tax Returns, and (iii) complied with all rules and regulations relating to the withholding of Taxes. The Mexico Subsidiary is not subject to taxation in any jurisdiction where it does not currently file Tax Returns, and no claim has ever been made by a taxing authority in a jurisdiction where the Mexico Subsidiary does not file Tax Returns that the Mexico Subsidiary is or may be subject to taxation by that jurisdiction. No examination or audit of any Tax Return of the Mexico Subsidiary is currently in progress, nor is any such audit or examination threatened or contemplated to the Knowledge of the Company.
3.12.    Contracts and Commitments.
(a)    Except for Material Contracts and except as set forth on Schedule 3.12(a) or Schedule 3.13(a) (which such Schedules include notations designating which of the Contracts listed thereon are Shared Contracts), the Company is not a party to or bound by, whether written or oral, any of the following related to the Product Lines:
(i)    Contracts relating to secured Indebtedness or to mortgaging, pledging or otherwise placing a Lien on any of the Purchased Assets;
(ii)    Contracts with respect to the lending or investing of funds;
(iii)    Guaranties made by the Company Group of any payment obligations, other than endorsements made for collection;
(iv)    Contracts or group of related Contracts with the same party which require the Company or any counterparty to expend more than $250,000 not terminable by the Company on sixty (60) days’ or less notice without penalties;
(v)    Contracts relating to the ownership of or investments in any business or enterprise (including, but not limited to, investments in joint ventures and minority equity investments);
(vi)    Contracts limiting the freedom of the Company or that would limit the freedom of Buyer or any of its Affiliates after the Closing to freely engage in any line of business or with any Person anywhere in the world, other than Contracts that are not material; or
(vii)    Contracts pursuant to which the Company agreed to provide “most favored nation” pricing, exclusivity or other similar terms and conditions to any Person with respect to the Company’s sale, distribution, license or support of any products or services, other than Contracts that are not material.
(b)    Except as disclosed in Schedule 3.12(b), (i) since August 1, 2011 no Product Line Contract with a value of more than $50,000 (measured in terms of product, materials or services either purchased or sold by the Company) has been canceled or, to the Knowledge of the Company, breached by the other party, and no event or condition has occurred or arisen which with the passage of time or the giving of notice or both would result in such a breach thereunder, (ii) since August 1, 2011, no customer, supplier, manufacturer or distributor has indicated in writing to the Company that it shall stop or materially decrease the rate of business done with the Product Lines or that it desires to renegotiate any Product Line Contract with a value of more than $50,000 with the Company, (iii) the Company has performed all the obligations required to be performed by it in connection with the Product Line Contracts with a value of more than $50,000 in all material respects and is not in default under or in breach of any Product Line Contract with a value of more than $50,000, and to the Knowledge of the Company no event or condition has occurred or arisen which with the passage of time or the giving of notice or both would result in such a default or breach by the Company thereunder, (iv) each Product Line Contract with a value of more than $50,000 is a legal, valid, binding, enforceable obligation of the Company, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles and each such Product Line Contract is in full force and effect and will continue as such following the consummation of the transactions contemplated hereby and (v) no current unfilled customer order or commitment obligating the Company to perform services or deliver product with respect to the Product Lines shall result in a Loss to the Company upon completion of performance of $50,000 or more.
(c)    Since August 1, 2011, the Company has not used any name or names under which it has invoiced account debtors, maintained records regarding the Purchased Assets or otherwise conducted the Product Lines other than the exact names set forth on Schedule 3.12(c).
3.13.    Intellectual Property.
(a)    Schedule 3.13(a) contains a complete and accurate list (including, with respect to Registered Intellectual Property Assets, the dates of expiration, the dates of payment of required maintenance fees and the dates of payment of required taxes, falling due after the date hereof in 2012) of all (i) patents and patent applications owned by the Company which are used in the Product Lines (“Company Patents”), (ii) except for the Pall Marks, registered trademarks and service marks, applications for same, material unregistered trademarks and service marks, and Internet domain names owned by the Company which are used in the Product Lines (“Company Marks”), (iii) copyright registrations, applications for same and material unregistered copyrights owned by the Company which are used in the Product Lines (“Company Copyrights”), (iv) licenses, sublicenses or other agreements under which the Company is granted rights by others in Company Intellectual Property Assets which are used in the Product Lines (“Licenses In”) (other than commercially available off the shelf software), and (v) licenses, sublicenses or other agreements under which the Company has granted rights to others in Company Intellectual Property Assets which are used in the Product Lines (“Licenses Out”).
(b)    Except as set forth on Schedule 3.13(b):
(i)    the Company is the sole owner of Owned Intellectual Property Assets (as hereinafter defined), including the Company Patents, Company Marks and Company Copyrights, free of any payment to a third party and free and clear of all Liens except for Permitted Liens. To the Knowledge of the Company, the Company possesses adequate and enforceable rights to the Owned Intellectual Property Assets as necessary for the operation of the Product Lines. With respect to Company Intellectual Property Assets licensed to the Company by a third party (other than commercially available off the shelf software), to the Knowledge of the Company the Company possesses, adequate rights to such Company Intellectual Property Assets as necessary for the operation of the Product Lines;

(ii)    all Company Marks that have been issued by and registered with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world and all Company Patents (collectively, “Registered Intellectual Property Assets”) are currently in compliance with formal legal requirements (including the payment of maintenance fees) and are not expired, cancelled or abandoned, and, to the Knowledge of the Company, all Registered Intellectual Property Assets are valid and enforceable;
(iii)    no Company Patent is now involved in any interference, reissue, re‑examination or opposition proceeding and the Company has not received any written notice of any such proceeding being threatened;
(iv)    there are no pending or, to the Knowledge of the Company, threatened claims against the Company alleging that any of the operation of the Product Lines or any activity by the Company which is conducted as part of the Product Lines, or manufacture, sale, offer for sale, importation, and/or use of any Product infringes or violates the rights of others in or to any Intellectual Property Assets (“Third Party IP Assets”) or constitutes a misappropriation of the subject matter of any Third Party IP Assets;
(v)    to the Knowledge of the Company, neither the operation of the Product Lines, nor any activity by the Company related to the Product Lines, nor manufacture, use, importation, offer for sale and/or sale of any Product infringes or violates ) any Third Party IP Asset or constitutes a misappropriation of any subject matter of any Third Party IP Asset;
(vi)    except for Licenses In, to the Knowledge of the Company, the Company does not have any obligation to compensate any Person for the use of any Intellectual Property Assets used in the Product Lines except for Licenses Out; the Company has not entered into any agreement to indemnify any other Person against any claim of infringement or misappropriation of any Intellectual Property Assets related to the Product Lines other than in customer or distributor agreements in the ordinary course of business; there are no written settlement agreements, judgments or orders that: (A) restrict the Company’s rights to use any Company Intellectual Property Asset(s), or (B) permit third parties to use any Owned Intellectual Property Assets;
(vii)    to the Knowledge of the Company, where the Company has acquired any Owned Intellectual Property Assets from any former and current employees, consultants and contractors, the Company has obtained written instruments from such person that assigns to the Company their rights, title and interests in and to such Owned Intellectual Property Assets;
(viii)    in each case where a Company Patent is owned by the Company by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued;
(ix)    to the Knowledge of the Company, (A) there is no infringement or violation by any person or entity of any of the Owned Intellectual Property Assets and (B) there is no misappropriation by any person or entity of any of the Owned Intellectual Property Assets;
(x)    the Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all Know-How and Trade Secrets owned by the Company which is used in the Product Lines (the “Company Trade Secrets”), including, without limitation, requiring each

Company employee and consultant and any other person with access to Company Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to Buyer and, to the Knowledge of the Company, there has not been any breach by any party of such confidentiality agreements;
(xi)    except as required by Law, (A) the Company has not granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any of the Products to any Person (other than consultants providing services to the Company), and (B) the Company has not provided or disclosed any source code of any Product to any Person (other than consultants providing services to the Company);
(xii)    the Company has taken commercially reasonable steps to protect any software residing on its computer networks against viruses and other disruptive technological means; and
(xiii)     None of the Products (excluding for purposes of this representation that product identified in Schedule 3.13(b)(xiii) and the software incorporated in to the oxygen senor unit component provided by Danesensor) contain, incorporate, link or call to Free or Open Source Software. Free or Open Source Software means any software that is subject to any of the following licenses or agreements (or licenses or agreements similar thereto): the GNU General Public License (GPL), GNU Lesser General Public License, BSD License, Apache Software License or any other license or agreement identified as an open source license by the Open Source Initiative on www.opensource.org.
(c)    For purposes of this Agreement:
(i)    “Company Intellectual Property Assets” means all Intellectual Property Assets used by the Company in the Product Lines. Company Intellectual Property Assets includes, without limitation, Company Patents, Company Marks and Company Copyrights. For the avoidance of doubt, the Company Intellectual Property Assets also include any Intellectual Property Assets used in the Product Lines that are the subject matter of the License Agreement except for the Licensed Connector Patents and the Component Storage Systems Patents as each of those terms are defined in the License Agreement. “Owned Intellectual Property Assets” means all Company Intellectual Property Assets that are owned by the Company.
(ii)    “Intellectual Property Assets” means: (A) patents and patent applications of any kind (collectively, “Patents”); (B) trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (C) copyrights in both published and unpublished works, including, without limitation, in compilations, databases and computer programs, manuals and other documentation, copyright registrations and applications, and copyrights in all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); and (D) inventions, discoveries and invention disclosures (whether or not patented), rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, “Know-How and Trade Secrets”), excluding Patents, Marks, Copyrights, Know-How and Trade Secrets relating exclusively to the design or manufacturing of media (other than Media).

3.14.    Litigation; Proceedings. Except as set forth on Schedule 3.14: (a) there are no actions, suits, proceedings, orders, judgments, decrees or investigations pending or, to the Knowledge of the Company, threatened against or affecting the Company with respect to the Product Lines at law or in equity, or before or by any Governmental Entity, and to the Knowledge of the Company, there is no basis for any of the foregoing, (b) with respect to the Product Lines, the Company is not subject to any arbitration, proceedings under collective bargaining Contracts or otherwise or any governmental investigations or inquiries; and, to the Knowledge of the Company, there is no valid basis for any of the foregoing, and (c) with respect to the Product Lines, the Company is not subject to any outstanding order, judgment or decree issued by any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or any arbitrator.
3.15.    Brokerage. There is no investment banker, broker, finder or other intermediary whom has been retained by or is authorized to act on behalf of the Company or any of its Affiliates who might be entitled to any fee or commission from Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement.
3.16.    Permits.
(a)    Schedule 3.16(a) contains a complete listing of all permits, licenses, franchises, certificates, approvals, consents, certificates of authorization, registrations and other authorizations of Governmental Entities, or other similar rights, other than those that are not material (collectively, the “Permits”), used or held for use by the Company in the Product Lines, including without limitation all Environmental Permits (as defined below). Except as indicated on Schedule 3.16(a): (i) the Company owns or possesses all right, title and interest in and to all Permits and Environmental Permits, (ii) the Company is in compliance with all Permits and Environmental Permits in all material respects, (iii) no loss or expiration of any Permit or Environmental Permit is pending or, to the Knowledge of the Company, threatened (including, without limitation, as a result of the transactions contemplated hereby) other than expiration in accordance with the terms thereof, which terms do not expire as a result of the consummation of the transactions contemplated hereby, and to the Knowledge of the Company, there is no basis for any such loss of any Permit or Environmental Permit, and (iv) the Company has received no written notices alleging the failure to hold any Permit or Environmental Permit with respect to the Product Lines. Except as indicated on Schedule 3.16(a), all of the Permits and Environmental Permits are transferable to Buyer.
(b)    As to each Product subject to the Food, Drug and Cosmetic Act of 1938, 21 U.S.C. § 301 et seq., as amended (the “FDCA”), or similar Law that is developed, manufactured, tested, distributed and/or marketed by the Company, such Product is being developed, manufactured, tested, distributed and/or marketed in compliance with all applicable requirements under the FDCA and similar Laws, including those relating to investigational use, premarket clearance or marketing approval to legally distribute or market a medical device, and to comply with all applicable regulations pertaining to quality systems requirements and good manufacturing practices, labeling, advertising, record keeping, filing of reports and security. The Company has received no notice or other communication from the FDA or any other Governmental Entity (A) contesting the premarket clearance or approval of, the uses of or the labeling and promotion of any Product or (B) otherwise alleging any violation applicable to any Product of any Law. As to each Product for which a premarket approval application, premarket notifications submission, investigational device exemption or similar state or foreign regulatory application has been approved or has received an order declaring any Product to be substantially equivalent to a legally marketed device, the Company is in compliance with 21 U.S.C. §§ 360 and 360e or 21 C.F.R. Parts 812 or 814, respectively, and all similar Laws and all terms and conditions of such Permits, licenses or applications. In addition, the Company is in compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R.

Part 807 and all similar Laws.
(c)    During the three (3) year period prior to the date of this Agreement, no Product has been, nor is currently, under consideration by management of the Company to be, recalled, withdrawn, suspended, seized or discontinued (other than for commercial or other business reasons) by the Company. No proceedings have been completed or are pending against the Company or any licensee of any Product which sought or are seeking, as applicable, the recall, withdrawal, suspension, seizure or discontinuance of any Product.
(d)    Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company has, with respect to the Product Lines, (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or (iii) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy of any Governmental Entity. Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company has, with respect to the Product Lines, been convicted of any crime or engaged in any conduct (x) for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a (b) or any similar Law or (y) for which such person or entity could be excluded from participating in the U.S. health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”), or any similar Law.
(e)    To the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, suit, claim, action or proceeding against or affecting the Company or the Product Lines relating to or arising under (a) the FDCA or (b) the Social Security Act or regulations of the Office of the Inspector General of the Department of Health and Human Services.
3.17.    Employees.
(a)    On or prior to the date of this Agreement (or in the case of the Subsequent Closing Purchased Assets, at least thirty (30) days prior to the Subsequent Closing Date), the Company has (or shall have) delivered to Buyer a complete and accurate list of all of the employees of the Company (but not including any names) the employment of each of whom is at least 70% engaged in the Product Lines as of the date of this Agreement (the “Product Line Employees”), describing for each such Product Line Employee the position or title, whether classified as exempt or non-exempt for wage and hour purposes, annual base salary, whether paid on a salary, hourly or commission basis and the actual rates of compensation, bonus potential targets or minimums, as applicable, date of hire, business location, and status (i.e., active or inactive and if inactive, the type of leave and estimated duration). Except as set forth on Schedule 3.17(a), (i) there are no Contracts between the Company and any of the Product Line Employees and (ii) to the Knowledge of the Company, no Designated Employee has provided notice in writing to the Company of such Designated Employee’s plan to terminate his or her employment or service arrangement with the Company.
(b)    Except as set forth on Schedule 3.17(b), with respect to the Product Lines, (i) the Company is in compliance with applicable Law respecting labor, employment, fair employment practices, workplace safety and health, terms and conditions of employment, wages and hours in all material respects; (ii) there are no formal grievances, complaints or charges with respect to employment or labor matters

(including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of the Company, threatened against the Company in any judicial, regulatory or administrative forum or under any private dispute resolution procedure (other than the Company’s internal private dispute resolution procedures); (iii) none of the employment policies or practices of the Company is currently being audited or investigated or, to the Knowledge of the Company, subject to imminent audit or investigation by any Governmental Entity; and (iv) there are no pending claims against the Company under any workers compensation plan or policy or for long term disability. Except as set forth on Schedule 3.17(b), the Company is not a party to any collective bargaining agreement or Contract with any labor union.
(c)    Except as agreed in writing with Buyer, no representative of the Company has made any promise or guarantee to any employee of the Company regarding (i) whether Buyer intends to retain or offer to retain such individual, or (ii) the terms and conditions on which Buyer may retain or offer to retain such individual.
3.18.    Employee Benefit Plans.
(a)    Schedule 3.18(a) sets forth a list of each Employee Program maintained by the Company, its Affiliates or an ERISA Affiliate in which the Product Line Employees participate or are eligible to participate (the “Subject Employee Programs”).
(b)    Each Subject Employee Program which is intended to qualify under Section 401(a) of the Code has applied for or received a favorable determination or approval letter from the Internal Revenue Service regarding its qualification under such Section.
(c)    Each Subject Employee Program maintained by the Company or an ERISA Affiliate has been maintained and operated in all material respects in accordance with the Laws applicable with respect to such Subject Employee Program and all agreements related to such Employee Program.
(d)    Except as set forth on Schedule 3.18(d), neither the Company nor any ERISA Affiliate (i) maintains or contributes to any Subject Employee Program which has been subject to title IV of ERISA or Code Section 412 or ERISA Section 302, including, but not limited to, any Multiemployer Plan or (ii) has any obligations for health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA) or has promised to provide such post-termination benefits. All contributions and premiums required by applicable Law or by the terms of any Subject Employee Program or any agreement relating thereto have been timely made to any funds or trusts established thereunder or in connection therewith or have been reflected in the Financial Statements.
(e)    Each Subject Employee Program subject to Laws outside of the United States has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Subject Employee Program was intended so to qualify) and has been maintained in good standing with applicable Governmental Entities.
(f)    For purposes of this Section:
(i)    “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), and plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; and (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements (including any informal arrangements) not described in (A) above, including, without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137, maintained, contributed to or required to be maintained or contributed to by the Company or any ERISA Affiliate for the benefit of any current or former employee (or their dependents or beneficiaries) of the Company, other than any plan, program, policy or contract mandated by and maintained solely pursuant to applicable Law. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.
(ii)    An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents or beneficiaries).
(iii)    An entity is an “ERISA Affiliate” of the Company if it would be considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(C).
(iv)    “Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.
3.19.    Insurance. Schedule 3.19 lists each insurance policy maintained by or on behalf of the Company with respect to the Product Lines, together with a claims history for the past three years. All of such insurance policies are in full force and effect, and, since August 1, 2011, the Company has not been (i) in default with respect to its Liabilities under any such insurance policies or (ii) denied insurance coverage. The Product Lines have been covered by insurance in scope and amount customary and reasonable for a business of this type and scope.
3.20.    Customers and Suppliers.
(a)    Schedule 3.20(a) lists each customer of the Product Lines (including, without limitation, any distributor) who purchased greater than (i) $250,000 of Products in fiscal year 2011 or (ii) $125,000 of Products in the six-month period ended January 31, 2012 (and the revenues generated from such customer). Except as set forth on Schedule 3.20(a), since August 1, 2011, the Company has not received any express written statement from any such Person to the effect such customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, purchasing goods or services from the Company (whether as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Documents or otherwise).
(b)    Schedule 3.20(b) lists each vendor, supplier, service provider and other similar business relation of the Product Lines from whom the Company purchased greater than (i) $250,000 in goods and/or services over the course of fiscal year 2011 or (ii) $125,000 of Products in the six-month period ended January 31, 2012 (and the amounts paid or payable to such Person). Except as set forth on Schedule 3.20(b), since August 1, 2011, the Company has not received any express written statement from any such Person to the effect that such supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Product Lines (whether as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Documents or otherwise).
3.21.    Affiliate Transactions. Except as disclosed on Schedule 3.21, no officer, director, employee, five percent (5%) stockholder, or other Affiliate of the Company (other than any direct or indirect wholly-owned Subsidiary) or, to the Knowledge of the Company, any individual related by blood, marriage or adoption to any such Person or any entity in which any such Person owns any beneficial interest (collectively, the “Insiders”), is a party to any Contract or transaction with the Company which pertains to the Product Lines, or has any interest in any property, real or personal or mixed, tangible or intangible, used or held for use in, or pertaining to, the Product Lines.
3.22.    Compliance with Law. Except as set forth on Schedule 3.22, since August 1, 2009, the Company and each of its Affiliates has complied in all material respects with and is currently in compliance in all material respects with all Laws that are applicable to the Product Lines, the Purchased Assets, the Company’s business practices related to the Product Lines (including, but not limited to, the Company’s design, production, marketing, sales and distribution of the Products) or the Facilities, and no claims have been filed against the Company or any of its Affiliates alleging a violation of any such Law and the Company has not received written notice of any such violation.
3.23.    Environmental Matters. Except as set forth on Schedule 3.23:
(a)    The Company and each of its Affiliates has, for the last three (3) years, complied, and is currently in compliance, in all material respects, with all applicable Environmental Requirements and has no Liabilities for corrective action, investigation, abatement, remediation or other response actions under Environmental Requirements relating to the Purchased Assets or the conduct of the Product Lines (the “Applicable Environmental Requirements”).
(b)    Neither the Company nor any of its Affiliates has received any written notice, order, claim, report or demand indicating or alleging that the Company, its Affiliates or any of their respective properties or facilities is or, within the last three (3) years, was in violation of, or has any Liability or responsibility under, Applicable Environmental Requirements. Without limiting the generality of the foregoing, the Company has obtained and is in compliance with, in all material respects, with all Permits that are required pursuant to any Applicable Environmental Requirements for the occupancy of the Facilities or the operation of the Product Lines (“Environmental Permits”).
(c)    To the Knowledge of the Company, neither the Company nor any of its Affiliates has Released any Hazardous Substance on, in, from, under or at any Facility and in a manner likely to give rise to material Liabilities for corrective action, investigation, abatement, remediation or other response actions under Applicable Environmental Requirements, except as authorized by, and in compliance with, validly issued Environmental Permits.
(d)    Neither this Agreement, the Transfer Documents nor the other Transaction Documents shall impose any Liabilities on the Company or its Affiliates or Buyer or its Affiliates for site investigation or cleanup, or notification to or consent of any Governmental Entities or third parties under any so called “responsible property transfer” Laws and regulations.
3.24.    Powers of Attorney. Except as set forth on Schedule 3.24, there are no outstanding powers of attorney executed on behalf of the Company which pertain to the Product Lines.
3.25.    Product Warranties. The Products perform in accordance with their documented specifications and as the Company has warranted to its customers, in all material respects. Except as disclosed on Schedule 3.25, to the Knowledge of the Company, there are no existing or threatened product or service Liability, warranty or other similar claims against the Company for Products which are defective or fail to meet any product or service warranties. Except as set forth on Schedule 3.25, the Products are not subject to any written recall notice or adverse directive of any Governmental Entity. Except as set forth on Schedule 3.25, the Company has made no warranties to customers of the Product Lines.
3.26.    Import/Export Compliance. Except as set forth on Schedule 3.26, since August 1, 2009, the Company has paid all duties, tariffs, customs, penalties, merchandise processing fees or other payments required to be paid with respect to the importation or exportation of any products or merchandise of the Product Lines, and the Company has complied and is in compliance with (i) United States and foreign Laws governing the importation or exportation of products or merchandise, and (ii) the Foreign Corrupt Practices Act of 1977, as amended, and any other Laws regarding the use of funds for political activity or commercial bribery. Since August 1, 2009, the Company has not been nor is it currently the subject of any civil or criminal litigation, audit, penalty proceeding or assessment, liquidated damages proceeding or claim, forfeiture or forfeiture action, claim for additional customs duties or fees, denial orders, export penalty or penalty proceeding, suspension of export privileges, governmental sanctions, or any other action, proceeding, claim or investigation by any Governmental Entity involving or otherwise relating to any alleged or actual violation of any statutes, executive orders, proclamations, regulations, rules, directives, decrees, ordinances or similar provisions having the force or effect of Law concerning the importation of merchandise, the export or re-export of products, services and technology, the terms and conduct of international transactions, or making or receiving international payments, or relating to any alleged or actual underpayment of customs duties, fees, Taxes or other amounts owed with respect thereto. Neither the Company nor, to the Knowledge of the Company, any director, officer or employee of the Company has, at any time, made any type of payment, gift or contribution to any of the customers and/or suppliers of the Product Lines other than payments required under written Contracts between the Company and its customers and/or suppliers.
3.27.    DISCLAIMER OF WARRANTIES. THE COMPANY MAKES NO REPRESENTATION OR WARRANTY TO BUYER, EXPRESS OR IMPLIED, WITH RESPECT TO THE PRODUCT LINES, THE PURCHASED ASSETS OR THE ASSUMED LIABILITIES, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS OR OTHERWISE, OTHER THAN AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, INCLUDING ANY CERTIFICATES DELIVERED IN CONNECTION HEREWITH OR THEREWITH. WITHOUT LIMITING THE FOREGOING, THE COMPANY IS SELLING THE PURCHASED ASSETS TO BUYER “AS IS” AND “WHERE IS” AND WITH ALL FAULTS, AND DOES NOT MAKE ANY REPRESENTATION OR WARRANTY TO BUYER, EXPRESS OR IMPLIED, WITH RESPECT TO (A) ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO BUYER OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENTS THEREOF), FUTURE CASH FLOWS OR FUTURE FINANCIAL CONDITION (OR

ANY COMPONENT THEREOF) OF THE PRODUCT LINES OR THE FUTURE BUSINESS AND OPERATIONS OF THE PRODUCT LINES, (B) ANY MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF BUYER OR ANY INFORMATION MADE AVAILABLE IN ANY DATA ROOM, (C) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE PRODUCT LINES OR (D) ANY OTHER INFORMATION OR DOCUMENTS, WHETHER WRITTEN OR ORAL, IN EACH CASE MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISORS, OR THE FINANCING SOURCES, WITH RESPECT TO THE PRODUCT LINES, IN EACH CASE EXCEPT AS SET FORTH IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, INCLUDING ANY CERTIFICATES DELIVERED IN CONNECTION HEREWITH OR THEREWITH.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER
As a material inducement to the Company to enter into this Agreement, Buyer hereby represents and warrants to the Company that:
4.1.    Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts. Each member of the Buyer Group that will take title to any Purchased Assets at the Initial Closing or any Subsequent Closing Purchased Assets at the Subsequent Closing has or will have at the applicable Closing all corporate power and authority to own and operate its properties and to carry on its business as currently conducted and proposed to be conducted.
4.2.    Authorization of Transaction. Buyer (and each of its Affiliates party thereto) has full corporate power and authority to execute and deliver this Agreement, the Transfer Documents and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform each of its obligations hereunder and thereunder. The board of directors of Buyer has duly approved this Agreement, the Transfer Documents and all other Transaction Documents to which it is a party and has duly authorized the execution and delivery of this Agreement, the Transfer Documents and all other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. No other corporate proceedings on the part of Buyer, its Affiliates or its stockholders are necessary to approve and authorize the execution and delivery of this Agreement, the Transfer Documents or the other Transaction Documents to which Buyer or any of its Affiliates is (or may become) a party and the consummation of the transactions contemplated hereby and thereby, other than corporate proceedings of certain Affiliates of Buyer required in connection with the approval of the Local Transfer Documents. This Agreement, the Transfer Documents and all other Transaction Documents to which Buyer (and its Affiliates that are party thereto) is a party have been, or as of each Closing, will be duly executed and delivered by Buyer (and its Affiliates that are party thereto) and constitute the valid and binding agreements of Buyer (and its Affiliates that are party thereto), enforceable against Buyer (and its Affiliates that are party thereto) in accordance with their terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.
4.3.    Absence of Conflicts. Except (x) for compliance with the HSR Act, the rules promulgated under the HSR Act and any other Antitrust Law, and (y) for filings that may be required under the Exchange Act, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by Buyer (including by Affiliates of the Buyer which are parties to such Transaction Documents) do not and shall not constitute a default under, result in a violation of, or require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any Governmental Entity, under (i) the provisions of the articles of incorporation, bylaws or similar governing documents of Buyer, (ii) any Law to which Buyer is subject or (iii) any judgment, order or decree to which Buyer is subject.
4.4.    Financing. Buyer has delivered to the Company a true and complete copy, as of the date of this Agreement, of an executed commitment letter from the Financing Sources identified therein (the “Commitment Letter”) to provide, subject to the terms and conditions therein and in any related fee letter, financing in the amounts set forth therein (the “Financing”) and will provide the Company with a true, complete, correct and fully executed copy of each commitment letter entered into in connection with any Alternate Financing. As of the date of this Agreement, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Buyer, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. As of the date of this Agreement Buyer has no reason to believe that the full amount of the Financing will not be available to be drawn down at the Initial Closing or that Buyer will not have sufficient funds to pay the Initial Closing Purchase Price at the Initial Closing. Any commitment letter in respect of any Alternate Financing arranged pursuant to Section 5.7(f) and put in place after the date hereof (i) will be in full force and effect on the date such commitment letter has been executed and (ii) will be a legal, valid, binding and enforceable obligation of Buyer, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. Assuming the Financing (and any Alternate Financing) is funded in accordance with the terms of the Commitment Letter (and any commitment letter in respect of any Alternate Financing), the net proceeds contemplated by the Commitment Letter (and any commitment letter in respect of any Alternate Financing) will, together with cash that will be available to Buyer on the Initial Closing Date, in the aggregate be sufficient for Buyer to pay the Initial Closing Purchase Price and to pay all fees and expenses related thereto. As of the date of this Agreement, (i) the Commitment Letter has not been amended or modified, and to the Knowledge of Buyer no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.7 or for which the Company has provided its express prior written consent), and the respective obligations and commitments of the Financing Sources contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect, (ii) there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter and in any related fee letter and (iii) there are no other agreements, arrangements or understandings (written or oral) relating to the Financing (other than the Commitment Letter and any related fee letter) that will impair or delay the Initial Closing or the availability of the Financing on the Initial Closing Date. Buyer has fully paid any and all commitment fees and other fees in connection with the Commitment Letter and any related fee letter that were due and payable on or prior to the date of this Agreement.
4.5.    Litigation. There are no actions, suits, proceedings or orders pending or, to the Knowledge of Buyer, threatened against or affecting Buyer at law or in equity, or before or by any Governmental Entity, which would adversely affect in any material respect the performance of Buyer under this Agreement and the other Transaction Documents to which Buyer is a party or the consummation of the transactions contemplated hereby or thereby.
4.6.    Financial Capability. Buyer has and will have sufficient funds available to it to consummate the Subsequent Closing.
4.7.    Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.
4.8.    DISCLAIMER OF WARRANTIES. BUYER MAKES NO REPRESENTATION OR WARRANTY TO THE COMPANY, EXPRESS OR IMPLIED, OTHER THAN AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, INCLUDING ANY CERTIFICATES DELIVERED IN CONNECTION HEREWITH OR THEREWITH.

ARTICLE V

COVENANTS PRIOR TO CLOSING
5.1.    Conduct of Business.
(a)    Conduct of Business Prior to Initial Closing. Except with respect to the HDC Line or the Subsequent Closing Purchased Assets, to which Section 5.1(b) applies, as provided in Schedule 5.1(a), as required by applicable Law, as expressly contemplated by this Agreement or any other Transaction Document, or as otherwise consented to by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), from the date of this Agreement through the Initial Closing, the Company shall, and shall cause the applicable members of the Company Group to, (i) conduct the Product Lines only in the ordinary course of business consistent with past practices, including, without limitation, with respect to its inventory policies and practices, accounting practices, and the maintenance of its relationships with employees, sales representatives, customers, distributors, suppliers and manufacturers, and (ii) use its commercially reasonable efforts to preserve the Product Lines, including, without limitation, by servicing all customer needs, maintaining the goodwill of customers, distributors, suppliers and employees, and performing all maintenance and repairs on its assets that are required or are customary for the continued operation of the Product Lines. Without limiting the generality of the foregoing, from the date of this Agreement through the Initial Closing, except as required by applicable Law or expressly contemplated by this Agreement or any other Transaction Document, or as otherwise consented to by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause the other members of the Company Group not to:
(i)    make any purchase, sale, license or disposition of any Purchased Asset other than purchases and sales in the ordinary course of business consistent with past practice (it being understood that Schedule 5.1(a) lists the purchases of capital assets in excess of $50,000, the delivery of which will occur after the Initial Closing);
(ii)    incur any Indebtedness that constitutes an Assumed Liability or otherwise encumber any of the Purchased Assets, other than with Permitted Liens;
(iii)    incur any contingent Liability as guarantor or otherwise with respect to the obligations of others, or incur any other contingent or fixed obligations or Liabilities that could impact the Product Lines except in the ordinary course of business;
(iv)    change any of the accounting principles or practices used by it (except, with notice to Buyer, for any such change required by reason of a change in GAAP);
(v)    (A) transfer or otherwise cause any employee, agent or independent contractor of the Product Lines to cease employment or service with the Product Lines or (B) hire or otherwise employ or engage, or terminate, any employee, agent or independent contractor in or otherwise related to the Product Lines, other than in the ordinary course of business consistent with past practice;
(vi)    make any change in the remuneration (including any fringe benefits) payable or to become payable to, or terms of employment of, any Transferred Employees or agents or independent contractors of the Product Lines, other than (A) salary increases in the ordinary course of business consistent with past practice, (B) pursuant to an Employee Program, to the extent that such change applies to all employees in a particular national jurisdiction, or (C) as otherwise required by applicable Law;
(vii)    (A) terminate, modify or amend any Material Contract, (B) waive, release, or assign any rights or claims under any Material Contract, or (C) enter into any agreement or other arrangement that is material to the Product Lines;
(viii)    cause, permit or suffer to exist any material change in the level of inventory related to the Product Lines;
(ix)    terminate, modify, amend or otherwise lose the benefit of any Permit (including, without limitation, any Environmental Permit) related to the Product Lines;
(x)    settle or compromise any litigation or other disputes related to the Product Lines, other than in the ordinary course of business consistent with past practice;
(xi)    adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization that would impact the Product Lines;
(xii)    with respect to the Mexico Subsidiary, make or change any Tax election, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any Liability with respect to Taxes, agree to any adjustment of any Tax attribute, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;
(xiii)    fail to maintain any of the Company Intellectual Property Assets;
(xiv)    fail to maintain insurance coverage with respect to the Purchased Assets in amounts and scope consistent with past practice;
(xv)    take any action that would reasonably be expected to: (A) prevent, impair or delay the ability of the Company to consummate the transactions contemplated hereby or by the Transaction Documents or (B) cause any of the conditions to the consummation of such transactions not to be satisfied; or

(xvi)    enter into an agreement or resolve to take any of the foregoing actions.
(b)    Conduct of Business Prior to Subsequent Closing. Except as provided in Schedule 5.1(b), as required by applicable Law, as expressly contemplated by this Agreement or any other Transaction Document, or as otherwise consented to by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), from the date of this Agreement through the Subsequent Closing, the Company shall, and shall cause the applicable members of the Company Group to, (i) conduct the HDC Line only in the ordinary course of business consistent with past practices and (ii) use its commercially reasonable efforts to preserve the HDC Line, including, without limitation, by maintaining the goodwill of suppliers and employees and performing all maintenance and repairs on its assets that are required or are customary to fulfill its obligations under Section 5.15 hereof.
5.2.    Access to Information and Facilities. The Company shall permit Buyer and its authorized Representatives to have access, upon reasonable advance notice and during normal business hours, to the assets, properties, books, accounting, financial and statistical records (including auditor work papers), corporate records (including, as permitted by applicable Law employee records and historical environmental and health and safety data relating to the Facilities), contracts, employees, independent contractors, customers, vendors, distributors and manufacturers in each case related to the Product Lines as provided in Section 5.9 and Schedule 5.9 thereunder in order to complete the Confirmatory Due Diligence contemplated by Section 5.9; provided that such access shall be provided in a manner that will not unduly disrupt the Company’s business. The Parties shall mutually agree as to a plan and schedule for transition and integration meetings and planning to take place between the date hereof and Initial Closing. Buyer’s access hereunder, the Buyer’s Confirmatory Due Diligence pursuant to Section 5.9 and Schedule 5.9 and transition and integration planning by Buyer shall not affect the representations, warranties, covenants or agreements of the Company (or Buyer’s remedies with respect thereto) or the conditions to the obligations of Buyer under this Agreement. The Company shall furnish such financial, operating and other data and information related to (a) the Product Lines as Buyer may reasonably request through the Initial Closing and (b) the HDC Line (including the HDC Project) as Buyer may reasonably request through the Subsequent Closing. The foregoing covenant will not require the Company to provide Buyer or its Representatives with access to any document or other communication that the Company believes in good faith may be subject to any contractual confidentiality obligation or that may be covered by any attorney-client, work product or similar legal privilege. Further, Buyer shall not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other personnel information to the extent the Company may not legally disclose such information under applicable Law.
5.3.    Advice of Changes; Supplements to Disclosure Schedules.
(a)    From the date of this Agreement through each of the Closings, the Company and Buyer shall promptly advise the other Party in writing of: (a) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any Transaction Document; (b) written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement, or regarding any violation or alleged violation of Law; (c) the occurrence or non-occurrence of any fact or event which would be reasonably likely to (i) cause any representation or warranty made by it contained in this Agreement to become untrue or inaccurate, or (ii) cause any covenant, condition or agreement hereunder not to be complied with or satisfied; (d) the failure of it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; or (e) any change, event, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that in no event shall any such notification affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement, except as otherwise explicitly provided herein. To the extent any event occurs or situation arises which results or is reasonably likely to result in a breach of a representation, warranty or covenant by any Party under this Agreement, such Party shall use its reasonable efforts to cure such breach prior to the relevant Closing.
(b)    Notwithstanding the foregoing, either Party (as applicable, an “Updating Party”) shall, as promptly as reasonably practicable from the date of this Agreement through each of the Closings, by written notice to the other Party (as applicable, the “Notified Party”), supplement such Updating Party’s Schedule or add a Schedule to such Updating Party’s Schedule (such added Schedule to be deemed a supplement hereunder) in order to disclose any matter that, if occurring prior to the date of this Agreement, would have been required to be set forth or described in such Updating Party’s Schedule delivered on the date hereof or to correct any inaccuracy or breach in the representations and warranties made by such Updating Party in this Agreement (a “Schedule Update”). Upon receipt of a Schedule Update, the Notified Party shall promptly, and in any event not later than ten (10) days following receipt thereof (the “Notice Period”), review such Schedule Update. If, during such Notice Period, as a result of one or more Schedule Updates, the Notified Party becomes aware of one or more facts, conditions or occurrences that, without giving effect to any such Schedule Update, constitute, or would reasonably be expected to constitute, (i) if the Updating Party is the Company, a Material Adverse Effect, or (ii) if the Updating Party is Buyer, a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby or to perform its obligations under any of the Transaction Documents, in each case either as of the date of the Schedule Update or as of the relevant Closing (a “Schedule Update Termination Event”), the Notified Party shall have the right, but not the obligation, to terminate this Agreement in accordance with Section 7.1(d) during the Notice Period. If the Notified Party elects not to terminate this Agreement in accordance with Section 7.1(d), the Notified Party and its Affiliates shall retain the right to assert, after the relevant Closing, any claim pursuant to Article VIII hereof or otherwise, including, without limitation, to the extent that such claim relates to matters set out in a Schedule Update prepared in accordance with this Section 5.3(b), in which case such Schedule Update shall be disregarded and not be deemed to constitute a part of the Company Schedule or Buyer Schedule, as the case may be.
5.4.    Consummation of Agreements; Consents. Subject to the provisions of Section 5.5 and Section 5.7, each of the Company and Buyer shall use its commercially reasonable efforts to perform and fulfill all conditions and obligations to be performed and fulfilled under this Agreement by it, to the end that the transactions contemplated by this Agreement shall be fully carried out. In this regard, the Company will use its commercially reasonable efforts, including making reasonable payments as necessary, to obtain, prior to each of the Closings, all approvals and other authorizations, waivers and consents, if any, necessary to permit the consummation of the transactions contemplated by this Agreement, including, without limitation, the consent of each other party to any Purchased Contract and any Shared Contract, to the extent a consent is required by the terms thereof. Notwithstanding anything express or implied in this Agreement to the contrary, in no event shall Buyer be required to make any payment to any third party in order to obtain any consent, approval or waiver under any Contract.
5.5.    Regulatory Filings; Exchange of Information.
(a)    As promptly as practicable and advisable, each Party hereto undertakes and agrees to file or cause to be filed any necessary filings and apply for such approvals and consents as are required under any applicable Antitrust Laws with respect to the transactions contemplated hereby, in each case to the extent such filings and applications have not been satisfied prior to the date of this Agreement. The filing fees to be paid with respect to any notifications or filings under the HSR Act and other applicable Antitrust Laws shall be paid one-half by each of Buyer and the Company.
(b)    Subject to applicable Law and except as prohibited by any Antitrust Authority, each of Buyer and the Company, acting through outside counsel, agree to coordinate and cooperate fully and promptly with each other in exchanging information and providing assistance as the other Party may reasonably request in connection with any filing, submission, investigation or other inquiry related to the transactions contemplated herein, including any proceeding initiated by a private party. Each of Buyer and the Company shall (i) use its commercially reasonable efforts to respond as promptly as reasonably practicable to any inquiries received from, and requests for additional information and documentary material by, any Antitrust Authority, (ii) promptly notify the other Party of any written or oral communication to that Party from any Antitrust Authority, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) provide to the other Party, and permit the other party to review and comment in advance of submission, all proposed correspondence, filings, and written communications with any Antitrust Authority with respect to this Agreement and the transactions contemplated hereby, (iv) not participate in any substantive meeting or discussion with any Antitrust Authority in respect of any filings, investigation or inquiry concerning this Agreement and the transactions contemplated hereby unless it consults with the other Party in advance and, except as prohibited by applicable Law or the Antitrust Authority, gives the other Party the opportunity to attend and participate thereat, and (v) in the event one Party is prohibited by applicable Law or the Antitrust Authority from participating in or attending any meetings or conferences, keep the other promptly and reasonably apprised with respect thereto.
(c)    Notwithstanding anything express or implied in this Agreement to the contrary, nothing in this Agreement shall be deemed to require Buyer to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets of the Product Lines or of Buyer and its Affiliates, or otherwise offer to take or offer to commit to take any action (including, without limitation, any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of the Product Lines, Buyer or any of its Affiliates) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case as may be required in order to avoid the commencement of any action or proceeding to prohibit any transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding. The Company shall not, without the prior written consent of Buyer, publicly or before any Antitrust Authority or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in this subparagraph.
(d)    Notwithstanding Section 5.5(c) and except for (i) the transaction Buyer was evaluating on the date of the Letter of Intent and (ii) transactions solely between Buyer and its Affiliates, from the date hereof through the earlier of the Initial Closing or the termination of the Agreement pursuant to Article VII, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) materially delay the consummation of the transactions contemplated by this Agreement.
5.6.    No Solicitation of Other Offers.
(a)    From the date hereof through the earlier of the Initial Closing (with respect to the Product Lines), the Subsequent Closing (solely with respect to the HDC Line) or the termination of this Agreement pursuant to Article VII, the Company will not, and will cause its Affiliates and its and their respective Representatives not to, directly or indirectly, solicit or knowingly encourage any proposal, initiate or hold discussions, respond to expressions of interest or offers, provide any confidential information to, or enter into any agreement with, a third party, or otherwise cooperate with a third party in connection with (i) any sale or other disposition of the Product Lines or the HDC Line, as applicable, in whole or in part through merger, consolidation, business combination, spin-off, sale of equity interests or similar transaction or (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the Product Lines or the HDC Line, as applicable, in whole or in part (other than sales of the Products in the ordinary course of business) (each transaction described in clause (i) or (ii), a “Competing Transaction”). The Company agrees to promptly (and in any event within 24 hours) communicate to Buyer the terms of any proposal or offer or request for information (including the identity of the Person making such proposal, offer or request) which it may receive in respect of, or which would reasonably be expected to lead to, a Competing Transaction and shall furnish Buyer with a copy of any writing related thereto. The Company shall be responsible for any breach of this Section 5.6(a) by its Affiliates and its and their respective Representatives.
(b)    From the date hereof through the earlier of the Initial Closing or the termination of this Agreement pursuant to Article VII, Buyer shall not, and shall not permit any of its Affiliates to, directly or indirectly, initiate or hold discussions, respond to expressions of interest or offers, or enter into any agreement with, any third party, or otherwise cooperate with any third party in connection with any proposed acquisition of any material assets, entities, businesses or product lines that compete with the Product Lines, except for the transaction Buyer was evaluating on the date of the Letter of Intent. Buyer shall be responsible for any breach of this Section 5.6(b) by its Affiliates and its and their respective Representatives.
5.7.    Financing.
(a)    Subject to the terms and conditions of this Agreement and the Company’s compliance with its obligations contained in this Agreement, Buyer will use its commercially reasonable efforts to: (i) negotiate and enter into definitive agreements (the “Definitive Agreements”) with respect to the Financing (and any Alternate Financing) on the terms and subject only to the conditions contained in the Commitment Letter (and any commitment letter in respect of any Alternate Financing), or, to the extent the Financing (or any Alternate Financing) contemplated by the Commitment Letter (or any commitment letter in respect of any Alternate Financing) is not available to Buyer, on other terms and conditions not materially less favorable, in the aggregate, to Buyer; (ii) satisfy on a timely basis (or obtain a waiver of) all conditions to obtaining the Financing (or any Alternate Financing) set forth in the Commitment Letter (or any commitment letter in respect of any Alternate Financing) applicable to Buyer or any of its Affiliates that are within the control of Buyer or any such Affiliate; (iii) comply with its obligations under the Commitment Letter (or any commitment letter in respect of any Alternate Financing) or obtain a waiver of compliance with such obligations; and (iv) subject to Section 5.7(d), enforce its rights under the Commitment Letter (or any commitment letter in respect of any Alternate Financing).

(b)    Prior to the Initial Closing, the Company shall (and the Company shall cause each of its Subsidiaries to) provide, and shall use its commercially reasonable efforts to cause its Representatives (and its Subsidiaries’ Representatives), including legal and accounting Representatives, to provide, in each case, at Buyer’s expense (it being understood and agreed, however, that the Company (and not Buyer) shall be responsible for (1) de minimis expenses, (2) fees payable to existing legal, financial or other advisors of the Company with respect to services provided prior to the Initial Closing Date, (3) any ordinary course amounts payable to existing employees of or consultants to the Company or any of its Subsidiaries with respect to services provided prior to the Initial Closing Date and (4) any amounts that would have been incurred in connection with the transactions contemplated hereby regardless of the Available Financing (as defined below) (collectively, the “Company Expenses”)), all cooperation reasonably requested by Buyer and that is necessary in connection with arranging and obtaining the Financing, any Alternate Financing or any permitted amended or modified Financing or Alternate Financing (collectively, the “Available Financing”), including without limitation (i) assisting Buyer with the preparation of information memoranda and packages, lender presentations, lender syndication materials and similar documents and materials, in connection with the Available Financing, including any syndication thereof, (ii) participating in a reasonable number of meetings, presentations and due diligence sessions (including bring down diligence sessions) in connection with the Available Financing, including direct contact between senior management and Representatives of the Company Group, Buyer and the Financing Sources in the Available Financing, (iii) (x) delivering to Buyer (A) the Required Closing Financial Statements, and (B) such other financial statements reasonably required by the Financing Sources in accordance with the Commitment Letter (collectively, the financial statements referred to in clause (A) and (B) above, the “Required Financial Information”), and (y) using commercially reasonable efforts to cause the Company’s independent auditors to provide consent to the use of the Required Financial Information in the offering documents to the extent required, (iv) assisting in the preparation of, and executing and delivering, definitive financing documents, including any applicable collateral documents, hedging agreements or other certificates or documents as may be requested by Buyer, (v) facilitating the pledging of any collateral for the Available Financing, (vi) using commercially reasonable efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be reasonably requested by Buyer in connection with the Available Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge, legal opinions, appraisals, engineering reports, surveys, title insurance, landlord consents, waivers and access agreements and (vii) facilitating the consummation of the Available Financing, including cooperating with Buyer to satisfy the conditions precedent to the Available Financing to the extent within the reasonable control of the Company Group, and taking all corporate actions, subject to the occurrence of the Initial Closing, reasonably requested by Buyer to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Company immediately upon the Initial Closing Date; provided, however, that neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent or to incur any Liability with respect to the Available Financing. Notwithstanding anything to the contrary in this Agreement, the Required Financial Information required to be delivered pursuant to this Section 5.7(b) shall be prepared in accordance with GAAP consistently applied and, if appropriate, the Agreed EBITDA Principles and the SEC Letters. The Company further agrees to supplement the Required Financial Information on a reasonably current basis as reasonably requested by Buyer and the Financing Sources. It is understood and agreed that any and all information and documentation provided by the Company or any of its Affiliates pursuant to this Section 5.7(b) that are delivered to the Financing Sources or their Representatives in accordance with the Commitment Letter shall be subject to customary arrangements for confidentiality.
(c)    Buyer shall give the Company prompt notice upon becoming aware of any material breach of any Commitment Letter, any commitment letter in respect of any Alternate Financing or Definitive Agreement (if a Definitive Agreement is executed prior to the Initial Closing) by a party to such Commitment

Letter, any commitment letter in respect of Alternate Financing or Definitive Agreement or any termination of any Commitment Letter, commitment letter in respect of any Alternate Financing or Definitive Agreement (if a Definitive Agreement is executed prior to the Initial Closing). Buyer shall keep the Company informed on a timely basis and in reasonable detail of the status of its efforts to arrange the Financing and any material developments relating to the Financing and shall promptly provide to the Company copies of the executed Definitive Agreements and any other executed agreements in respect of the Financing. Further, Buyer shall not permit any amendment or modification to be made to, or any waiver of any material provisions under, the Commitment Letter (or any commitment letter in respect of any Alternate Financing) or any related fee letter or any Definitive Agreement without the Company’s prior written consent, if such amendment, modification or waiver (A) reduces the aggregate amount of the Financing (or any Alternate Financing) to below the amount set forth in the Commitment Letter (or any commitment letter in respect of any Alternate Financing) unless there is a corresponding increase in the amount of cash expected to be available to Buyer on the Initial Closing Date, (B) imposes additional conditions precedent or contingencies to the initial availability of the Financing (or any Alternate Financing) or amends or modifies any of the existing conditions or contingencies to the provision of the Financing (or any Alternate Financing) in a manner that would reasonably be expected to delay, prevent or render less likely to occur the Financing (or any Alternate Financing), or any portion thereof, at the Initial Closing, or (C) adversely impacts the ability of Buyer to enforce its rights against other parties to the Commitment Letter (or any commitment letter in respect of any Alternate Financing) or the definitive agreements with respect thereto. Buyer shall refrain, and shall cause its Affiliates to refrain, from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in any Commitment Letter, any commitment letter in respect of any Alternate Financing or any Definitive Agreement.
(d)    Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.7 shall require, and in no event shall the efforts of Buyer be deemed or construed to require, Buyer to (i) bring any enforcement action against any source of the Financing (or any Alternate Financing) to enforce its rights under the Commitment Letter (or any commitment letter in respect of any Alternate Financing) or any related fee letter or (ii) pay any fees in excess of those contemplated by the Commitment Letter (or any commitment letter in respect of any Alternate Financing) or in any related fee letter (whether to secure waiver of any conditions contained therein or otherwise).
(e)    Buyer shall indemnify and hold harmless the Company Group and their respective directors, officers, employees and Representatives from and against Losses incurred by it (or them) in connection with their cooperation contemplated by this Section 5.7 (other than Losses arising from misrepresentations by the Company), other than with respect to the Company Expenses and the delivery of the Required Financial Information.
(f)    Notwithstanding anything herein to the contrary, in the event that the Commitment Letter is terminated (or is reasonably likely to be terminated after the passage of time) Buyer shall seek replacement commitments from alternate Financing Sources (such portion from alternate Financing Sources, the “Alternate Financing”) on terms and conditions that will enable Buyer to consummate the transactions contemplated hereby, including payment of the Initial Closing Purchase Price in cash; provided that such Alternate Financing shall not be subject to any conditions precedent or other contingencies to the funding of such Alternate Financing that were not conditions precedent or contingencies to the funding of the Financing under the Commitment Letter and would reasonably be expected to delay, prevent or render the Alternate Financing (or any portion thereof) materially less likely to occur at the Initial Closing than the Financing under the Commitment Letter.

5.8.    Financial Statements. The Company shall, as promptly as reasonably practicable but in any event no fewer than ten (10) Business Days prior to the Initial Closing, deliver to Buyer: (i) (A) the Company’s audited statements of revenues and direct expenses for the Product Lines as of July 31, 2011, 2010 and 2009 and (B) the Company’s audited statements of assets acquired and Liabilities assumed for the Product Lines as of July 31, 2011 and 2010, in each case accompanied by the audit report of KPMG LLP and prepared pursuant to GAAP consistently applied and the SEC Letters (collectively, the “Audited Financial Statements”), and (ii) (A) the Company’s unaudited statements of revenues and direct expenses for the Product Lines for the nine-month period ended April 30, 2012 and 2011 and (B) the Company’s unaudited statements of assets acquired and liabilities assumed for the Product Lines for the nine-month period ended April 30, 2012 and 2011, in each case prepared pursuant to GAAP consistently applied and the SEC Letters (collectively, the “Nine-Month Financial Statements”).
5.9.    Confirmatory Due Diligence Review. The Company shall, as promptly as reasonably practicable following the date of this Agreement, and in any event on or before June 1, 2012, provide Buyer access to all of the confirmatory due diligence matters set forth on Schedule 5.9 in sufficient detail and scope as is satisfactory to Buyer (each, a “Confirmatory Due Diligence Category”). Upon making available each specific due diligence item relating to a Confirmatory Due Diligence Category (each, a “Disclosure Item”), the Company shall so notify Buyer by email to Tony Pare at pare@haemonetics.com. Buyer shall promptly, and in any event within ten (10) days following receipt of the notice from the Company referred to in the immediately preceding sentence, review each Disclosure Item made available and provide the Company with any questions or supplemental requests relating to such Disclosure Item or the Confirmatory Due Diligence Category to which such Disclosure Item relates. Within seven (7) days following the date on which Buyer receives access to all matters relating to each Confirmatory Due Diligence Category, and in any event on or before June 15, 2012, Buyer shall deliver to the Company a notice (a “Supplemental Notice”) summarizing any matters relating to the Confirmatory Due Diligence Categories that have not been provided to the satisfaction of Buyer. The Parties agree to use commercially reasonable efforts to resolve the matters raised in the Supplemental Notice. If, following the date of this Agreement and prior to the date that is seven (7) days following the Company’s receipt of the Supplemental Notice (the “Confirmatory Due Diligence Review Period”), Buyer discovers or is made aware of one or more facts, occurrences or circumstances relating to any of the Disclosed Due Diligence Categories that, individually or in the aggregate, would (a) require cash outlays in an amount equal to or greater than $3,000,000 or (b) reduce the operating income of the Product Lines in an amount equal to or greater than $1,500,000 (each of Section 5.9(a) and (b), a “Confirmatory Due Diligence Termination Event”), Buyer shall have the right to terminate this Agreement pursuant to Section 7.1(h). If the Buyer has not terminated this Agreement pursuant to Section 7.1(h) prior to the end of the relevant Confirmatory Due Diligence Review Period, Buyer shall be deemed to have been provided satisfactory access to each Confirmatory Due Diligence Category and Buyer shall not be entitled to terminate this Agreement pursuant to Section 7.1(h) on account of any Confirmatory Due Diligence Category. No Disclosure Item disclosed to Buyer pursuant to this Section 5.9 shall be deemed to qualify or limit any of the representations, warranties, covenants or agreements of the Company (or Buyer’s remedies with respect thereto) contained in this Agreement or any Transaction Document.
5.10.    Delivery of Product Line Contracts. At or prior to the Initial Closing, the Company shall deliver to Buyer true and correct copies of each Product Line Contract (other than those relating to the HDC Line), together with all amendments, waivers and other changes thereto which are not, as of the Initial Closing Date, present at the Ascoli, Covina, Puerto Rico or Tijuana facilities purchased or leased by Buyer, except for Product Line Contracts that the Company has executed or otherwise become a party to within thirty (30) days prior to the Initial Closing (the “Delayed Delivery Contracts”). The Company shall deliver true and correct copies of each Delayed Delivery Contract, together with all amendments, waivers and other changes thereto, within thirty (30) days following the Initial Closing (the “Delayed Delivery Period”). At the Subsequent Closing, the Company shall deliver to Buyer true and correct copies of each Product Line Contract not otherwise delivered at the Initial Closing or by the Delayed Delivery Date, including without limitation all Contracts related to the HDC Line.
5.11.    Claims. With respect to the matters referenced in Schedule 3.14 relating to claims by temporary workers, the Company shall diligently pursue all claims and defenses thereof and, if the ultimate decision, after appeal, requires reinstatement of any of such temporary workers, Buyer will cooperate with the Company in implementing such remedy.
5.12.    Equity Assignment. The Company shall take all necessary and required actions promptly after the Initial Closing to reflect Buyer’s acquisition of 100% of the quotas of the Mexico Subsidiary and to permit Buyer to replace the Mexico Subsidiary’s board of managers.
5.13.    Mexico Lease. The Company shall cause the Mexico Subsidiary to submit a notice to timely renew the lease dated December 3, 2007 with Blanca Estela Colunga Sanselices Lot 7 at Calle Colinas 11731, Parque Industrial El Florido, Seccion Colinas, Delegacion La Presa, Tijuana.
5.14.    Puerto Rico Sublease. If, following the date of this Agreement, Buyer determines that the warehouse located in Fajardo, Puerto Rico is necessary or desirable for the operation of the Product Lines, the Parties shall in good faith negotiate a sublease agreement pursuant to which the Company Group will sublease a portion of such warehouse to the Buyer Group.
5.15.    HDC Line.
(a)    General. The Parties acknowledge that the machinery and equipment of the HDC Line are presently located at the Pensacola Facility. Subject to the timing requirements set forth in this Section 5.15, the Company shall, or shall cause approved Persons to, design, fabricate, manufacture, procure, assemble and install in a portion of building 2 of the Puerto Rico Facility that the Company reasonably designates, occupies and controls (commencing with the installation of the HDC Project at such facility) after the Initial Closing equipment and machinery and related assets, including spare parts (the “New HDC Line”), with such design and performance capability as is equivalent to the assets of the HDC Line located at the Pensacola Facility as of the date hereof. The equipment and machinery of the New HDC Line (i) shall be fabricated, manufactured, assembled and installed in a good and workmanlike manner in accordance with all applicable Laws and Permits, (ii) shall satisfy and conform to the current performance standards and specifications of the HDC Line as set forth on Schedule 5.15(a)(i) (collectively, the “Performance Standards”) and (iii) shall produce Media that satisfies the standards and specifications set forth on Schedule 5.15(a)(ii) (the “Media Acceptance Criteria” and, together with the Performance Standards, the “Replication Standards”). The Company’s obligation to install the New HDC Line at the Puerto Rico Facility in accordance with the provisions of this Section 5.15 is referred to herein as the “HDC Project.” The Company shall complete the HDC Project at the Company’s sole cost and expense, up to a maximum expenditure by the Company in respect of the design, fabrication, manufacture, procurement, delivery, installation, assembly and performance testing of the New HDC Line equal to $15,000,000 (the “HDC Expense Cap”). Any costs or expenses that exceed the HDC Expense Cap for the design, fabrication, manufacture, procurement, delivery, installation, assembly and performance testing of the New HDC Line shall be for the sole account and expense of Buyer; provided, however, that the Company shall not, without Buyer’s prior written approval (not to be unreasonably withheld), enter into any Contract or other arrangement, or terminate, modify or amend any Contract related to the HDC Project including change orders, that individually or in the aggregate would cause the Company to incur costs or expenses, or commit to incur costs or expenses with respect to the HDC Project, in excess of the estimate of the total cost of the HDC Project, in the form attached hereto as Schedule 5.15(a)(iii) (the “Estimate”). The Company shall commence the HDC Project promptly following the Initial Closing Date and continuously and diligently carry out the work thereafter. The Company represents that the Performance Standards and the Media Acceptance Standards reflect the current performance of the HDC Line as of the date hereof. Company will hold Buyer harmless from all Liabilities with respect to the HDC Project solely arising from the acts of the Company, its contractors, agents and employees.
(b)    Design of New HDC Line.
(i)    Subject to Section 5.15(b)(ii), the Company shall be responsible for the design of the New HDC Line and for ensuring that the New HDC Line is capable of satisfying the Replication Standards. The Company shall select all product designers, product engineering firms, manufacturers and other service or product providers (all of which shall have the necessary technical capacity and technical qualifications to perform their respective obligations necessary in order to develop, design, manufacture, assemble, deliver and install the New HDC Line, all such providers shall be subject to Buyer’s reasonable approval).
(ii)    The Company shall provide Buyer with the proposed written design specifications for the New HDC Line (the “Design Specifications”) prior to executing the Contract(s) for the manufacture and assembly of the New HDC Line.
(A)    Buyer shall have twenty (20) Business Days following receipt of the Design Specifications to review and consider the Design Specifications and, if Buyer does not object to the Design Specifications in writing by the end of such twenty (20) Business Day period, the Design Specifications shall be deemed final and not subject to further change by the Company or Buyer except as may be required by Law, site conditions or as mutually agreed by the Parties. The Company shall cause Buyer to be provided with prompt access to relevant personnel and records (subject to the terms of the Company’s standard non-disclosure agreement) to assist its evaluation.
(B)    If Buyer objects in writing to the Design Specifications within twenty (20) Business Days following receipt of the Design Specifications (the “Design Objection Notice”), the Company and Buyer shall meet to discuss Buyer’s objections and to agree to specifications that are mutually agreeable to the Parties (such period during which the Parties discuss Buyer’s objections to the Design Specification, the “Design Consulting Period”). If the Parties cannot mutually agree to revised written Design Specifications for the New HDC Line within thirty (30) Business Days following the receipt of Design Objection Notice, the matter shall be resolved in accordance with Section 10.14 hereof. The Company’s obligations under Section 5.15(g)(i)(A) shall be extended by the number of days of the Design Consulting Period.
(C)    In no event shall the Company be obligated to accept any proposed change to the Design Specifications that would in the reasonable opinion of the Company (1) cause the New HDC Line not to be in compliance with applicable Law, (2) materially increase the size or capacity of the New HDC Line when compared to the HDC Line as of the date hereof or (3) materially increase the estimated time to complete the HDC Project, (4) materially increase the cost to complete the HDC Project (unless Buyer agrees to accept such increased costs for its own account) or (5) otherwise materially change the form, fit or function of the HDC Project, including without limitation, any changes that could be reasonably expected to adversely effect the ability of the HDC Project equipment from satisfying the Replication Standards. In no event shall Buyer be obligated to accept any Design Specifications that would in the reasonable opinion of Buyer (1) materially increase the cost of the HDC Project above that set forth in the Estimate, (2) materially increase the estimated time to complete the HDC Project or (3) otherwise materially change the form, fit or function of the HDC Project, including without limitation, any changes that could be reasonably expected to adversely effect the ability of the HDC Project equipment from satisfying the Replication Standards.
(iii)    Within thirty (30) days following the end of each fiscal quarter following the Initial Closing, the Company shall provide to Buyer a written summary setting forth in reasonable detail the status of the HDC Project. The Company shall provide Buyer with an opportunity to submit questions and provide reasonable input with respect to the progress of the HDC Project.
(iv)    In addition to the periodic consultation provided for in Section 5.15(b)(iii), Buyer (or a designated project manager on behalf of Buyer, whose compensation and expenses are solely for the account of Buyer) shall, upon reasonable prior written notice to the Company, be allowed access (at reasonable times and at reasonable frequency) to the Company’s and each contractor’s records, and to the contractor’s facilities, the portions of the Pensacola Facility generally accessible to Media customers and the portions of the Puerto Rico Facility where the HDC Project is being carried out to observe progress of the HDC Project, subject to such confidentiality provisions to which the Company is then bound in respect of records or materials provided or prepared by third parties, subject, in all cases, to any confidentiality related restrictions that may be imposed by third party contractors, as well as the Company’s standard non-disclosure agreement. The Company shall provide Buyer with reasonable advance written notice of any testing of any material portion of the New HDC Line and the opportunity to attend and observe any such testing.
(c)    Delivery and Installation of New HDC Line. The Company shall be responsible for the delivery and physical installation of the New HDC Line, including without limitation obtaining and maintaining at its own expense all applicable Permits, Taxes and insurance required in order to deliver, physically install, own and operate the New HDC Line, subject to the HDC Expense Cap; provided, however, that Buyer shall: (i) provide reasonable access to Buyer’s portion of the Puerto Rico Facility to those agents, consultants and/or employees of the Company who will be delivering and installing the New HDC Line and (ii) cooperate with reasonable requests from the Company and its agents, consultants and/or employees in connecting the New HDC Line to any necessary existing systems of Buyer at the Puerto Rico Facility, including without limitation, any electrical sources, master HVAC systems, pollution control systems and/or waste recovery systems. The Company shall be responsible for assuring the existing systems in the Puerto Rico Facility are capable of sustaining the operation of the New HDC Line, it being understood that the Company shall have no responsibility for any change made in the Puerto Rico Facility by Buyer to the extent such change adversely impacts the ability of such system to sustain the operation of the New HDC Line.
(d)    Acceptance.

(i)    After the Company advises Buyer that the installation of the New HDC Line has been completed, Buyer shall conduct appropriate testing of the New HDC Line (the “Acceptance Test”). The Acceptance Test shall be performed in accordance with customary testing protocols and procedures as reasonably determined by Buyer with reasonable input from the Company. The Parties acknowledge and agree that the Acceptance Test will be designed and conducted for the purpose of confirming that (A) the New HDC Line complies with all applicable Law and Permits, (B) the New HDC Line conforms to the Design Specification and satisfies the Replication Standards, (C) the New HDC Line is capable of full scale and continuous operations at the same level of full scale and continuous operations existing for the HDC Process Media production at the Pensacola Facility as of the date of this Agreement, and (D) the installed workforce are qualified and capable of successfully operating the New HDC Line.
(ii)    Operating personnel necessary for operation of the New HDC Line shall be provided by the Company during the conduct of the Acceptance Test; provided, however, that Buyer, at Buyer’s sole option, may supply operating personnel for the conduct of the Acceptance Test, subject to the execution by such personnel of nondisclosure agreements satisfactory to the Company and the participation and observation of such testing by the Company. The Company shall use commercially reasonable efforts to promptly address all deficiencies in the New HDC Line identified by Buyer during or following the Acceptance Test. Except for personnel supplied by Buyer, the Acceptance Test shall be conducted at the Company’s expense.
(iii)    In the event that, upon the completion of the Acceptance Test, the Acceptance Test has not been successfully completed, the Acceptance Test shall be repeated (each, an “Additional Acceptance Test”) at the Company’s expense and the Company shall have the opportunity (with no charge to Buyer) to modify the New HDC Line in order to successfully complete the Acceptance Test or any Additional Acceptance Test.
(iv)    Upon completion of the Acceptance Test or any Additional Acceptance Test, as applicable, Buyer shall promptly, and in any event not later than ten (10) Business Days following the completion of such Acceptance Test or Additional Acceptance Test, as applicable, provide the Company with a written notice setting forth in reasonable detail Buyer’s determination as to whether such Acceptance Test or Additional Acceptance Test has been successfully completed and, if such Acceptance Test or Additional Acceptance Test has not been successfully completed, the basis therefore. The Acceptance Test or any Additional Acceptance Test, as applicable, shall be deemed successfully completed at Buyer’s reasonable determination (the “HDC Line Delivery”). Upon the HDC Delivery, the Company shall provide Buyer with such a number of trained and qualified employees sufficient to operate the New HDC Line in accordance with the Replication Standards, which such employees shall be deemed to be Transferred Employees subject, to the extent applicable, Section 9.7 hereof.
(e)    Confirmatory Acceptance Test. As promptly as reasonably practicable following the HDC Line Delivery, but in any event prior to the first anniversary of the HDC Line Delivery, Buyer and the Company shall use commercially reasonable efforts to conduct an in vitro paired-t test to ensure that the Media produced by the New HDC Line is equivalent or superior to the Media Acceptance Criteria (the “Confirmatory Acceptance Test”). Upon completion of the Confirmatory Acceptance Test, Buyer shall promptly, and in any event not later than ten (10) Business Days following the completion of such Confirmatory Acceptance Test, provide the Company with a written notice setting forth in reasonable detail Buyer’s determination as to whether such Confirmatory Acceptance Test has been successfully completed and, if such Confirmatory Acceptance Test has not been successfully completed, the basis therefore. The Confirmatory Acceptance Test shall be deemed successfully completed at Buyer’s reasonable determination. Upon such successful completion of the Confirmatory Acceptance Test, Buyer shall release to the Company the Holdback Amount by wire transfer of immediately available funds to an account designated by a duly authorized officer of the Company at least five (5) Business Days prior to the release of such Holdback Amount.
(f)    Timing for Delivery of HDC Line.
(i)    Subject to Section 5.15(f)(ii), the Company agrees that:
(A)    that the New HDC Line shall be delivered and installed in the Puerto Rico Facility and ready for the Acceptance Test no later than April 30, 2016;
(B)    that the Acceptance Test or any Additional Acceptance Test, as applicable, shall be successfully completed by August 1, 2016; and
(C)    subject to the Buyer’s commercially reasonable efforts, the Media validation shall be successfully completed by August 1, 2017.
(ii)    All time periods in Section 5.15(f)(i) shall be tolled during the existence of a Force Majeure Event and shall be tolled for any period during which the Company is unable to perform any of the steps required for the HDC Project as a result of Buyer’s failure to perform its obligations hereunder. In addition to the foregoing, all time periods in Section 5.15(f)(i) shall be extended on a day-for-day basis for all changes to the Design Specifications requested by Buyer, change orders agreed to by the Parties, and the Design Consulting Period.
(g)    Dispute Resolution. Any dispute arising under Sections 5.15(a) through (f) inclusive shall be resolved in accordance with the procedures set forth in Section 10.14.
5.16.    Covenant with Respect to Employment. The Company and Buyer shall comply with the obligations with respect to employment set forth on Schedule 5.16.
5.17.    Post-Initial Closing Permitting Actions. Each of the Company and Buyer and their respective applicable Subsidiaries shall take the actions necessary to transfer any Permits which require individual or joint actions.
5.18.    Training Program. The Company agrees that if, during the term of the Media Supply Agreement or the Services Agreement, Buyer acquires all the equipment and machinery and access to a radiation source necessary to conduct wet grafting operations similar to the Company’s operations conducted at the Company’s facility in Hauppauge, NY, the Company will cooperate with Buyer to develop a mutually agreed, one-time training program to be conducted by appropriate technical and scientific personnel from the Company relating to the use and practice of any Company Intellectual Property licensed under the License Agreement necessary to conduct such wet grafting.

ARTICLE VI

CONDITIONS TO CLOSING
6.1.    Conditions to Buyer’s Obligation at the Initial Closing. The obligation of Buyer to consummate the transactions contemplated by this Agreement at the Initial Closing is subject to the fulfillment of the following conditions as of the Initial Closing (any of which may be waived by Buyer, but only in a writing signed by Buyer):
(a)    Representations and Warranties. The Company Initial Closing Representations and Warranties and the Company Signing Representations and Warranties shall have been true and correct on and as of the date of this Agreement, and except for the Company Initial Closing Representations and Warranties made as of a particular date (which representations and warranties shall be true and correct in all respects as of such particular date), the Company Initial Closing Representations and Warranties which are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects and the Company Initial Closing Representations and Warranties which are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, in each case on and as of the Initial Closing as though then made and as though the Initial Closing Date were substituted for the date of this Agreement throughout such Company Initial Closing Representations and Warranties.
(b)    Covenants. The Company shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by it under this Agreement on or prior to the Initial Closing.
(c)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any events, occurrences, changes, effects or conditions of any character which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.
(d)    Officer’s Certificate. The Company shall have delivered to Buyer a certificate of the Company’s Chief Executive Officer, dated as of the Initial Closing Date, certifying to Buyer that the statements set forth in Section 6.1(a), Section 6.1(b) and Section 6.1(c) are true and correct as of the Initial Closing Date.
(e)    Secretary’s Certificate. The Company shall have delivered to Buyer a certificate of the Secretary of the Company, dated as of the Initial Closing Date, certifying as to, (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the articles of incorporation of the Company and bylaws of the Company, each as in effect from the date of this Agreement until the Initial Closing Date and (iii) a copy of the resolutions of the board of directors of the Company authorizing and approving the applicable matters contemplated hereby.
(f)    Governmental Authorizations. All governmental and regulatory filings, authorizations and approvals that are required for the transfer of the Initial Closing Purchased Assets to Buyer and the consummation of the transactions contemplated hereby shall have been duly made and obtained and shall be in full force and effect, and all waiting periods (and any extensions thereof) applicable to the transfer of the Initial Closing Purchased Assets shall have expired or been terminated.
(g)    No Injunctions or Litigation. No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, or cause such transactions to be rescinded and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects.
(h)    Effective Transfer of Material Contracts. The Company Group shall have Effectively Transferred the Material Contracts (other than Material Contracts exclusively related to the HDC Line); provided, however, that in the case of Material Contracts with customers of the Product Lines, the Company Group shall have Effectively Transferred (i) the Material Contracts listed on Schedule 6.1(h) (the “Required Material Contracts”) and (ii) the Material Contracts (other than the Required Material Contracts) that, together with the Required Material Contracts, represent 90% of the aggregate revenues generated by all Material Contracts with customers during the Company’s fiscal year ended July 31, 2011.
(i)    Opinion of Company Mexico Counsel. Buyer shall have received an opinion of TP Legal, S.C., Tenorio, Torres, Pedrin & Tortolero, local counsel to the Company in Mexico, in form and substance reasonably satisfactory to Buyer.
(j)    Transfer of Purchased Assets. Except as provided in Section 2.10 and Section 2.11, except as to the Material Contracts (separately addressed in Section 6.1(h)) the Company Group shall have delivered good and sufficient instruments of transfer transferring to Buyer all of its right, title and interest in and to the Initial Closing Purchased Assets, including, without limitation, the applicable Transfer Documents, each of which shall have been executed and delivered by the Company (or its applicable Subsidiary).
(k)    Intellectual Property Assignments. The Company Group shall have executed and delivered a Trademark Assignment conveying any Company Marks included in the Purchased Assets, in the form attached hereto as Exhibit D-1; and a Patent Assignment conveying any Company Patents included in the Purchased Assets, in the form attached hereto as Exhibit D-2.
(l)    License Agreement. The Company shall have executed and delivered to Buyer a License Agreement in the form attached hereto as Exhibit E (the “License Agreement”).
(m)    Supply Agreement. The Company shall have executed and delivered to Buyer a Supply Agreement in the form attached hereto as Exhibit F (the “Supply Agreement”).
(n)    Contract Manufacturing Agreement. The Company shall have executed and delivered to Buyer a Contract Manufacturing Agreement in the form attached hereto as Exhibit G (the “Contract Manufacturing Agreement”).
(o)    Transition Services Agreements. The Company shall have executed and delivered to Buyer both of the Transition Services Agreements in the form attached hereto as Exhibit H-1 and Exhibit H-2 (the “Transition Services Agreements”).
(p)    Distribution Agreements. The Company shall have executed and delivered to Buyer Distribution Agreements in the form attached hereto as Exhibit I (the “Distribution Agreements”).
(q)    Financing. Buyer shall have received the proceeds of the Financing.

(r)    Lease Agreement. The Company shall have executed and delivered to Buyer a lease agreement in the form attached hereto as Exhibit J relating to the Puerto Rico Facility (the “Lease Agreement”).
(s)    Adjusted EBITDA. The Adjusted EBITDA shall be an amount equal to at least $62,941,300.
(t)    Required Closing Financial Statements. The Company shall have delivered to Buyer the Required Closing Financial Statements not less than ten (10) Business Days prior to the Initial Closing Date.
(u)    Payoff Letters. The Company Group shall have delivered to Buyer payoff letters with respect to all Indebtedness outstanding as of the Initial Closing with respect to the Purchased Assets and releases of any and all Liens on the Purchased Assets held by third parties (other than Permitted Liens) shall have been obtained.
(v)    Resignation of Mexico Subsidiary Managers. The Company shall have delivered to Buyer written resignations of the managers of the Mexico Subsidiary and revocations of all powers of attorney.
(w)    Information Technology Conversion. The Company shall have (i) demonstrated in a manner reasonably satisfactory to Buyer that the Company’s information technology systems relating to the Product Lines (the “System”), which include the Company’s suite of enterprise solution systems specifically identified on Schedule 6.1(w)(i)) will, as of the Closing Date: (x) have the ability to connect to Buyer’s corresponding information technology platform (provided that Buyer has established that portion of the connectivity link between the System and Buyer’s corresponding system that is within its control), (y) provide functionality of performance at the level of functionality that the System provides to the Company immediately prior to Closing and (z) have the ability to achieve data validation as demonstrated by customary testing protocols to be agreed in advance by the Company and Buyer and (ii) trained the employees and related personnel of Buyer that are required to operate the Buyer’s corresponding information technology system for the Product Lines in accordance with the training criteria set out in Schedule 6.1(w)(ii).
(x)    FIRPTA Certificates. Each member of the Company Group which is selling Purchased Assets in the United States hereunder and which is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code shall have delivered to Buyer a certificate of non-foreign status, in form and substance reasonably satisfactory to Buyer, that complies with Section 1445 of the Code and the Treasury regulations thereunder.
(y)    Title Insurance. Commonwealth Land Title Insurance Company shall have issued to Buyer (or an Affiliate thereof) a current ALTA owner’s form title insurance policy dated as of the Initial Closing Date insuring fee simple title to the Covina Facility substantially in the form of the Title Pro Forma. Such policy shall provide for a coverage amount equal to the value assigned to the Covina Facility pursuant to Section 2.4. Buyer and the Company (or their Affiliates) shall have signed customary closing affidavits and certificates and taken other steps which are usual and customary in connection with such policy.
6.2.    Conditions to the Company’s Obligations at the Initial Closing. The obligation of the Company to consummate the transactions contemplated by this Agreement at the Initial Closing is subject to the fulfillment of the following conditions as of the Initial Closing (any of which may be waived by the Company, but only in a writing signed by the Company):

(a)    Representations and Warranties. The representations and warranties of Buyer set forth in Article IV (the “Buyer Initial Closing Representations and Warranties”) shall have been true and correct on and as of the date of this Agreement, and except for Buyer Initial Closing Representations and Warranties made as of a particular date (which representations and warranties shall be true and correct in all respects as of such particular date), the Buyer Initial Closing Representations and Warranties which are not qualified by materiality or material adverse effect shall be true and correct in all material respects and the Buyer Initial Closing Representations and Warranties which are qualified by materiality or material adverse effect shall be true and correct in all respects, in each case on and as of the Initial Closing Date as though then made and as though the Initial Closing Date were substituted for the date of this Agreement throughout such Buyer Initial Closing Representations and Warranties.
(b)    Covenants. Buyer shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by it under this Agreement on or prior to the Initial Closing.
(c)    Officer’s Certificate. Buyer shall have delivered to the Company a certificate of the Chief Financial Officer of Buyer, dated as of the Initial Closing Date, certifying to the Company that the statements set forth in Section 6.2(a) and Section 6.2(b) are true and correct as of the Initial Closing Date.
(d)    Secretary’s Certificate. Buyer shall have delivered to the Company a certificate of the Secretary of Buyer, dated as of the Initial Closing Date, certifying as to, (i) the incumbency of officers of Buyer executing documents executed and delivered in connection herewith, (ii) the copies of the articles of organization and bylaws of Buyer, each as in effect from the date of this Agreement until the Initial Closing Date and (iii) a copy of the resolutions of the board of directors of Buyer authorizing and approving the applicable matters contemplated hereby.
(e)    Governmental Authorizations. All governmental and regulatory filings, authorizations and approvals that are required for the transfer of the Initial Closing Purchased Assets to Buyer and the consummation of the transactions contemplated hereby shall have been duly made and obtained and shall be in full force and effect, and all waiting periods (and any extensions thereof) applicable to the transfer of the Initial Closing Purchased Assets shall have expired or been terminated.
(f)    No Injunctions or Litigation. No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, or cause such transactions to be rescinded, and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects.
(g)    Transfer Documents.    Buyer or its applicable Subsidiary shall have executed and delivered to the Company each of the Transfer Documents.
(h)    License Agreement. Buyer shall have executed and delivered to the Company the License Agreement.
(i)    Supply Agreement. Buyer shall have executed and delivered to the Company the Supply Agreement.

(j)    Contract Manufacturing Agreement. Buyer shall have executed and delivered to the Company the Contract Manufacturing Agreement.
(k)    Transition Services Agreements. Buyer and its Subsidiaries listed therein shall have executed and delivered to the Company each of the Transition Services Agreements.
(l)    Distribution Agreements. Buyer shall have executed and delivered to the Company the Distribution Agreements.
(m)    Lease Agreement. Buyer or its applicable Subsidiary shall have executed and delivered to the Company the Lease Agreement.
(n)    Guaranty. Buyer shall have executed and delivered to the Company the guaranty in the form attached hereto as Exhibit K.
(o)    Adjusted EBITDA. The Adjusted EBITDA shall be an amount equal to at least $61,284,950.
6.3.    Conditions to Buyer’s Obligation at the Subsequent Closing. The obligation of Buyer to consummate the transactions contemplated by this Agreement at the Subsequent Closing is subject to the fulfillment of the following conditions as of the Subsequent Closing (any of which may be waived by Buyer, but only in a writing signed by Buyer):
(a)    Representations and Warranties. The Company Signing Representations and Warranties shall have been true and correct on and as of the date of this Agreement, and except for the Company Subsequent Closing Representations and Warranties and the Company Signing Representations and Warranties made as of a particular date (which representations and warranties shall be true and correct in all respects as of such particular date), the Company Subsequent Closing Representations and Warranties and the Company Signing Representations and Warranties which are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects and the Company Subsequent Closing Representations and Warranties and the Company Signing Representations and Warranties which are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, in each case on and as of the Subsequent Closing as though then made and as though the Subsequent Closing Date were substituted for the date of this Agreement throughout such Company Subsequent Closing Representations and Warranties and the Company Signing Representations and Warranties.
(b)    Covenants. The Company shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by it under this Agreement on or prior to the Subsequent Closing.
(c)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any events, occurrences, changes, effects or conditions of any character which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect solely with respect to the HDC Line.
(d)    Officer’s Certificate. The Company shall have delivered to Buyer a certificate of the Company’s Chief Executive Officer, dated as of the Subsequent Closing Date, certifying to Buyer that the statements set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are true and correct as of the Subsequent

Closing Date.
(e)    Governmental Authorizations. All governmental and regulatory filings, authorizations and approvals that are required for the transfer of the Subsequent Closing Purchased Assets to Buyer and the consummation of the transactions contemplated hereby shall have been duly made and obtained and shall be in full force and effect, and all waiting periods (and any extensions thereof) applicable to the transfer of the Subsequent Closing Purchased Assets shall have expired or been terminated.
(f)    No Injunctions or Litigation. No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, or cause such transactions to be rescinded and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects.
(g)    Effective Transfer of Purchased Contracts. The Company Group shall have Effectively Transferred the Purchased Contracts related to the HDC Line.
(h)    HDC Line Delivery. The HDC Line Delivery shall have occurred.
(i)    Transfer of Subsequent Closing Purchased Assets. The Company Group shall have delivered good and sufficient instruments of transfer transferring to Buyer all of its right, title and interest in and to the Subsequent Closing Purchased Assets, including, without limitation, any applicable Transfer Documents, each of which shall have been executed and delivered by the Company (or its applicable Subsidiary).
(j)    Amendment to Lease Agreement. The Company or its applicable Subsidiary shall have executed and delivered to Buyer an amendment to the Lease Agreement increasing the Floor Space (as defined in the Lease Agreement) with respect to the area of the Puerto Rico Facility occupied by the HDC Line with a corresponding increase to the proportionate share of expenses to be paid by Buyer (the “Amendment to Lease Agreement”).
(k)    Services Agreement. The Company or its applicable Subsidiary shall have executed and delivered to Buyer a services agreement with respect to the treatment of Media at the Company’s Hauppauge, New York facility in substantially similar form to the Supply Agreement, where applicable, which shall provide for such treatment of Media at a price per linear foot specified in Schedule 6.3(k), escalated annually starting August 1, 2011 in accordance with the adjustment formula utilizing the changes in the Product Price Index as set forth in Section 4.1 of the Supply Agreement (the “Services Agreement”).
6.4.    Conditions to the Company’s Obligations at the Subsequent Closing. The obligation of the Company to consummate the transactions contemplated by this Agreement at the Subsequent Closing is subject to the fulfillment of the following conditions as of the Subsequent Closing (any of which may be waived by the Company, but only in a writing signed by the Company):
(a)    Representations and Warranties. The representations and warranties of Buyer set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6, Section 4.7 and Section 4.8 (the “Buyer Subsequent Closing Representations and Warranties”) shall have been true and correct on and as of the date of this Agreement, and except for the Buyer Subsequent Closing Representations and Warranties made as of a particular date (which representations and warranties shall be true and correct in all respects as of such particular date), the Buyer Subsequent Closing Representations and Warranties which are not qualified by materiality or material adverse effect shall be true and correct in all material respects and the Buyer Subsequent Closing Representations and Warranties which are qualified by materiality or material adverse effect shall be true and correct in all respects, in each case on and as of the Subsequent Closing as though then made and as though the Subsequent Closing Date were substituted for the date of this Agreement throughout such Buyer Subsequent Closing Representations and Warranties.
(b)    Covenants. Buyer shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by it under this Agreement on or prior to the Subsequent Closing.
(c)    Officer’s Certificate. Buyer shall have delivered to the Company a certificate of the Chief Financial Officer of Buyer, dated as of the Subsequent Closing Date, certifying to the Company that the statements set forth in Section 6.4(a) and Section 6.4(b) are true and correct as of the Subsequent Closing Date.
(d)    Governmental Authorizations. All governmental and regulatory filings, authorizations and approvals that are required for the transfer of the Subsequent Closing Purchased Assets to Buyer and the consummation of the transactions contemplated hereby shall have been duly made and obtained and shall be in full force and effect, and all waiting periods (and any extensions thereof) applicable to the transfer of the Subsequent Closing Purchased Assets shall have expired or been terminated.
(e)    No Injunctions or Litigation. No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, or cause such transactions to be rescinded, and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects.
(f)    Amendment to Lease Agreement. Buyer or its applicable Subsidiary shall have executed and delivered to the Company the Amendment to Lease Agreement.
(g)    Services Agreement. Buyer or its applicable Subsidiary shall have executed and delivered to the Company the Services Agreement.

ARTICLE VII

TERMINATION
7.1.    Termination. This Agreement may be terminated at any time prior to the Initial Closing:
(a)    by mutual written consent of the Company and Buyer;

(b)    by written notice to the other Party, by the Company, on the one hand, or Buyer, on the other hand, if the Initial Closing has not occurred on or prior to August 1, 2012; provided, however, that neither Buyer nor the Company, as the case may be, shall be entitled to terminate this Agreement pursuant to this Section 7.1(b) if such Party’s or Parties’ failure to perform any of its obligations hereunder or under any other Transaction Document has prevented the consummation of the transactions contemplated hereby at or prior to such time;
(c)    by written notice to the other Party, by the Company, on the one hand, or Buyer, on the other hand, if any Governmental Entity of competent jurisdiction has issued a final and non-appealable order, decree, judgment, injunction or ruling or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided that the Party seeking to terminate this Agreement shall have used its commercially reasonable efforts to have such order, decree, judgment, injunction or ruling lifted if and to the extent required under Section 5.5;
(d)    by written notice to the Updating Party, by the Notified Party during a Notice Period upon a Schedule Update Termination Event;
(e)    by the Company, upon written notice to Buyer, if the Company is not then in breach of any provision of this Agreement, upon a breach of any representation, warranty or covenant of Buyer contained in this Agreement that would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b); provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of written notice thereof by the Company to Buyer;
(f)    by Buyer, upon written notice to the Company, if Buyer is not then in breach of any provision of this Agreement, upon a breach of any representation, warranty or covenant of the Company contained in this Agreement that would result in the failure of a condition set forth in Section 6.1(a) or Section 6.1(b); provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of written notice thereof by Buyer to the Company;
(g)    by Buyer, upon written notice to the Company, if the Financing shall not have occurred, or it becomes apparent that such Financing will not occur by August 1, 2012, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Initial Closing; or
(h)    by Buyer, upon written notice to the Company during the Confirmatory Due Diligence Review Period upon a Confirmatory Due Diligence Termination Event.
This Agreement may be terminated after the Initial Closing but prior to the Subsequent Closing by written notice to the other Party, by the Company, on the one hand, or Buyer, on the other hand, if the Subsequent Closing has not occurred on or prior to July 31, 2017; provided, however, that neither Buyer nor the Company, as the case may be, shall be entitled to terminate this Agreement pursuant hereto if such Party’s or Parties’ failure to perform any of its obligations hereunder or under any other Transaction Document has prevented the consummation of the transactions contemplated hereby at or prior to such time.
7.2.    Effect of Termination. In the event of termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of any Party to any other Party or its stockholders, Affiliates, directors or officers under this Agreement, except for the provisions of Section 7.2, Section 7.3, Section 9.3, Section 9.4(b)(i), Section 9.4(c) and Section 9.4

(d) and Article X shall continue in full force and effect and except that nothing herein shall relieve any Party from Liability for any breach of this Agreement prior to such termination.
7.3.    Break Fee. Notwithstanding any provision to the contrary contained in this Agreement, if either Party refuses to consummate the transactions contemplated hereby despite the satisfaction of each of the conditions set forth herein for the Initial Closing applicable to such Party, and so long as the other Party is not in breach of any of its representations, warranties, covenants or agreements set forth herein to an extent that would permit the refusing Party not to consummate the Initial Closing pursuant to this Agreement, then the non-breaching Party shall have the right to demand from the refusing Party, and within two (2) Business Days of receipt of such demand, the refusing Party shall pay the non-breaching Party, an amount in immediately available funds equal to $17,000,000 (the “Break Fee”). The provision for payment of liquidated damages in this Section 7.3 has been included because the actual damages to be incurred by the non-breaching Party under the circumstances described in this Section 7.3 are reasonably expected to approximate the amount of liquidated damages set forth in this Section 7.3 and because the actual amount of such damages would be difficult if not impossible to measure precisely. The non-breaching Party acknowledges and agrees that the payment of the Break Fee shall be its sole and exclusive remedy, at law and in equity, under the circumstances described in this Section 7.3, and the non-breaching Party will not seek to take any action (including, without limitation, any injunctive or similar action or seeking specific performance of this Agreement) which is inconsistent with such exclusive remedy.

ARTICLE VIII

INDEMNIFICATION AND RELATED MATTERS
8.1.    Survival; Risk Allocation.
(a)    Survival of Representations, Warranties, Covenants and Agreements. All representations, warranties, covenants and agreements set forth in this Agreement, the other Transaction Documents or in any certificate delivered in connection with this Agreement or the transactions contemplated by this Agreement shall survive each of the Closings. Notwithstanding the foregoing, no Party shall be entitled to recover for any Loss pursuant to Section 8.2(a)(i) or 8.2(b)(i) unless written notice of a claim thereof is delivered to the other Party no later than thirty (30) days following the Applicable Limitation Date. For purposes of this Agreement, the term “Applicable Limitation Date” shall mean (i) with respect to the Company Initial Closing Representations and Warranties, the Company Signing Representations and Warranties and the Buyer Initial Closing Representations and Warranties, the second anniversary of the Initial Closing Date and (ii) with respect to the Company Subsequent Closing Representations and Warranties and the Buyer Subsequent Closing Representations and Warranties, the second anniversary of the Subsequent Closing Date; provided that the Applicable Limitation Date shall be the 60th day after expiration of the applicable statute of limitations (including any extensions thereto to the extent that such statute of limitations may be tolled) with respect to the following Losses: with respect to any Loss arising from or related to a breach of any of the Fundamental Representations and Warranties and the representations and warranties of Buyer set forth in Section 4.1 (Organization; Corporate Power) and Section 4.2 (Authorization of Transactions).
(b)    Special Rule for Fraud. Notwithstanding anything in this Article VIII to the contrary, in the event any Party to this Agreement perpetrates a fraud on another Party hereto any Party that suffers any Loss by reason thereof shall be entitled to seek recovery therefor without regard to any limitation set forth in this Agreement (whether a temporal limitation, a dollar limitation or otherwise), provided that in no event shall a Party’s Liability to another Party with respect to this Agreement, the Transaction Documents or any matter related to either shall ever exceed the Total Purchase Price.
(c)    Risk Allocation. The representations, warranties, covenants and agreements made herein, as modified by the Schedules attached hereto, together with the indemnification provisions herein, are intended among other things to allocate the economic cost and the risks inherent in the transactions contemplated hereby between the Parties and, accordingly, a Party shall be entitled to the indemnification or other remedies provided in this Agreement by reason of any breach of any such representation, warranty, covenant or agreement, as modified by the Schedules attached hereto, by another Party notwithstanding whether such Party or any employee, representative or agent of the Party seeking to enforce a remedy knew or had reason to know of such breach and regardless of any investigation by such Party.
8.2.    Indemnification.
(a)    Company’s Indemnification. From and after each of the relevant Closings, and subject to each of the limitations set forth in this Article VIII, the Company shall indemnify Buyer and its officers, directors, employees, agents, representatives, Affiliates, successors and permitted assigns (collectively, the “Buyer Parties”) and hold each of them harmless from and against and pay on behalf of or reimburse such Buyer Parties in respect of any loss, Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including, without limitation, interest, penalties, reasonable attorneys’, accountants’ and other professionals’ fees and expenses, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, “Losses” and individually, a “Loss”) which any such Buyer Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:
(i)    the breach of any of the (A) Company Initial Closing Representations and Warranties made by the Company contained in this Agreement as of the date hereof or as of the Initial Closing Date or in any certificate delivered in connection herewith or therewith, (B) Company Signing Closing Representations and Warranties as of the date hereof or any Closing Date or in any certificate delivered in connection herewith or therewith or (C) Company Subsequent Closing Representations and Warranties as of the Subsequent Closing Date or in any certificate delivered in connection therewith;
(ii)    the breach of any covenant or agreement by the Company contained in this Agreement or any certificate delivered in connection herewith;
(iii)    any assertion that the operation of the Product Lines, or any activity by the Company related to the Product Lines, or the manufacture, use, importation, offer for sale and/or sale of any Product, infringes or violates any Third Party IP Asset or constitutes a misappropriation of any subject matter of any Third Party IP Asset;
(iv)    the assertion against any Buyer Party of any Excluded Liability;
(v)    the breach of any Delayed Delivery Contract during the Delayed Delivery Period; or

(vi)    any Taxes (i) of the Mexico Subsidiary for any Pre-Closing Tax Period; and (ii) imposed on the Mexico Subsidiary as a transferee or successor, by contract or otherwise.
For purposes of this Section 8.2(a), any qualifications as to (a) materiality, using the term “material” (or any variation thereof) or “Material Adverse Effect”, or (b) knowledge, using the “Knowledge of the Company”, in any representation or warranty shall be disregarded for purposes of determining whether a breach of a representation or warranty (or failure of any representation or warranty to be true and correct) exists and shall not be taken into account in determining the amount of any Loss with respect to any breach or failure of such representation or warranty to be true and correct in any respect.
(b)    Buyer Indemnification. From and after each of the relevant Closings, and subject to each of the limitations set forth in this Article VIII, Buyer shall indemnify the Company and its officers, directors, employees, agents, representatives, Affiliates, successors and permitted assigns (collectively, the “Company Parties”) and hold each of them harmless from and against and pay on behalf of or reimburse the Company Parties in respect of any Loss which any such Company Party may suffer, sustain or become subject to, as the result of, in connection with, relating to or incidental to or by virtue of:
(i)    the breach by Buyer of any of the (A) Buyer Initial Closing Representations and Warranties made by Buyer contained in this Agreement as of the date hereof or as of the Initial Closing Date or in any certificate delivered in connection herewith or therewith or (B) Buyer Subsequent Closing Representations and Warranties as of the Subsequent Closing Date or in any certificate delivered in connection therewith;
(ii)    the breach of any covenant or agreement made by Buyer contained in this Agreement or any certificate delivered in connection herewith; or
(iii)    the assertion against any Company Party of any Assumed Liability.
For purposes of this Section 8.2(b), any qualifications as to (a) materiality, using the term “material” (or any variation thereof) or (b) knowledge, using the “Knowledge of Buyer”, in any representation or warranty shall be disregarded for purposes of determining whether a breach of a representation or warranty (or failure of any representation or warranty to be true and correct) exists and shall not be taken into account in determining the amount of any Loss with respect to any breach or failure of such representation or warranty to be true and correct in any respect.
(c)    Limitations on Indemnity. Subject to Section 8.1(a), the indemnification provided for in Section 8.2(a)(i) and Section 8.2(b)(i) above is subject to the following limitations:
(i)    No Party shall be liable hereunder with respect to claims referred to in Section 8.2(a)(i) or Section 8.2(b)(i) above unless the other Party gives written notice thereof within thirty (30) days following the Applicable Limitation Date. Notwithstanding any implication to the contrary contained in this Agreement, so long as a Party delivers written notice of a claim no later than thirty (30) days following the Applicable Limitation Date, the other Party shall be required to indemnify hereunder for all Losses that such Parties may incur (subject to clause (c)(ii) below, to the extent applicable) in respect of the matters that are the subject of such claim, regardless of when incurred.
(ii)    Notwithstanding anything contained in this Agreement to the contrary (but subject to the remainder of this Section 8.2(c)(ii)), no Indemnifying Party shall be liable to the Buyer

Parties or the Company Parties, as the case may be, (A) for any Loss arising under Section 8.2(a)(i) or Section 8.2(b)(i) above unless the aggregate amount of all Losses incurred by the Buyer Parties or the Company Parties, as applicable, exceeds $3,700,000 (the “Basket”), in which case such Indemnifying Party shall be liable for the extent of such excess over the Basket, and (B) for any Loss arising under Section 8.2(a)(i) or Section 8.2(b)(i) to the extent that the aggregate amount of all such Losses exceeds $80,000,000 (the “Cap”). Notwithstanding anything contained in this Agreement to the contrary, the Basket and the Cap shall not apply with respect to any Loss arising from or related to a breach of the Fundamental Representations and Warranties and the representations and warranties of Buyer set forth in Section 4.1(Organization; Corporate Power) and Section 4.2 (Authorization of Transactions).
(d)    Procedure. If a Party seeks indemnification under this Article VIII, such Party (the “Indemnified Party”) shall give written notice to the other Party (the “Indemnifying Party”) promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the Liability, obligation or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify the Indemnifying Party promptly shall not relieve the Indemnifying Party of its Liabilities hereunder except to the extent such failure shall have materially prejudiced the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party that, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to Article VIII, the Indemnified Party shall notify promptly the Indemnifying Party of the same in writing, specifying in reasonable detail the basis of such claim, and the Indemnifying Party shall be entitled to control the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s expense, and at the Indemnifying Party’s option (subject to the limitations set forth below) shall be entitled to appoint lead counsel of such defense with a reputable counsel reasonably acceptable to the Indemnified Party; provided that, in the event that the Indemnifying Party elects to control such defense, such Indemnifying Party shall be deemed to have agreed to be fully responsible (with no reservation of rights) for all Losses relating to such claim, subject to the limitations set forth in Section 8.2(c)(ii).
Within fifteen (15) days after receiving written notice of an indemnification claim, the Indemnifying Party shall give written notice to the Indemnified Party stating whether it disputes all or any portion of the claim. If the Indemnifying Party fails to give written notice to the Indemnified Party that it disputes an indemnification claim within fifteen (15) days after receipt of notice thereof, the Indemnifying Party shall be deemed to have accepted and agreed to the claim, which shall become immediately due and payable subject to the limitations set forth in Section 8.2(c)(ii).
Notwithstanding any provision contained herein to the contrary, the Indemnifying Party shall not have the right to assume control of the defense of an indemnification claim hereunder and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if the claim over which the Indemnifying Party seeks to assume control (i) seeks non-monetary relief, (ii) involves criminal or quasi-criminal allegations or (iii) involves a claim that the Indemnifying Party failed or is failing to vigorously prosecute or defend.
The foregoing paragraph shall not apply to any third-party claim that relates solely to (i) any Excluded Liabilities or Excluded Assets, over which the Company shall have exclusive control, or (ii) any Assumed Liabilities, over which Buyer shall have exclusive control, including, without limitation, the right to control the defense or settlement of any such claim; provided that the Indemnified Party shall be entitled to participate in the defense of any such third-party claim to the extent reasonably required to protect such Indemnified Party’s interests.
If the Indemnifying Party exercises the right to control the defense of any third-party claim as provided above, then the Indemnified Party shall have the right to employ its own counsel in any such action and to participate in the defense thereof at its own expense, unless the Indemnifying Party has specifically authorized the employment of such counsel in writing, in which case the fees and expenses of such counsel shall be borne by the Indemnifying Party. Similarly, if the Indemnified Party controls the defense of any such claim, then the Indemnifying Party shall have the right to employ its own counsel in any such action and to participate in the defense thereof at its own expense. If, on the basis of a written opinion of outside counsel to be provided to the Indemnifying Party, the Indemnified Party reasonably determines that there exists a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required, at the expense of the Indemnifying Party.
In the event that the Indemnifying Party exercises the right to control the defense of any third-party claim as provided above, then the Indemnified Party shall cooperate with the Indemnifying Party in such defense. Similarly, in the event that the Indemnified Party is, directly or indirectly, controlling the defense of any such claim, then the Indemnifying Party shall cooperate with the Indemnified Party in such defense. The Indemnifying Party shall obtain the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned) before entering into any settlement of a claim or ceasing to defend such claim.
(e)    Payments. Upon the earlier to occur of (i) the agreement of the Indemnifying Party to pay the amount claimed by an Indemnified Party in a claim notice, or (ii) a final determination that any amount is payable by an Indemnifying Party hereunder, such Indemnifying Party shall pay the Indemnified Party as soon as commercially practicable but in no event more than three (3) Business Days thereafter.
(f)    Tax Treatment of Indemnity Payments. The Parties agree to treat all payments made pursuant to this Article VIII as adjustments to the Total Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof, except to the extent that the Laws of a particular jurisdiction provide otherwise.
(g)    Mitigation. The Indemnified Party will use its commercially reasonable efforts to mitigate any Loss with respect to which it may be entitled to seek indemnification pursuant to this Agreement; provided, however, that, for the purpose of mitigating any such Loss, no Indemnified Party shall be required to (i) incur any material out-of-pocket costs or expenses or pay any other material amounts to third parties, except to the extent that the Indemnifying Party has acknowledged in writing that such costs, expenses or other amounts constitute indemnifiable Losses hereunder, (ii) make any claims (other than claims under existing insurance policies) or initiate any legal proceedings against third parties, or (iii) take any other action to the extent such action would adversely affect such Party in any material respect.
(h)    Exclusive Remedy. Subject to Section 7.3, Section 8.1(a) and Section 10.10, from and after each of the relevant Closings, the indemnification provided pursuant to this Article VIII shall be the sole and exclusive remedy hereto for any Loss resulting from, with respect to or arising out of any breach or claim in connection with this Agreement and the Transfer Documents, any Schedule hereto or thereto and any certificate delivered in connection herewith or therewith, regardless of the cause of action. Except as otherwise provided in Section 7.3 and Section 10.10, nothing contained in this Agreement shall limit a Party’s right to pursue (i) equitable remedies, including, without limitation, injunctive relief and specific performance, or (ii) any rights and remedies of such Party under the License Agreement, Contract Manufacturing Agreement, Supply Agreement, Services Agreement or Transition Services Agreements.
(i)    Environmental Matters. Notwithstanding anything to the contrary set forth in this Agreement the obligation of the Company to indemnify the Buyer Parties under Section 8.2(a) is subject to the following limitations:
(i)    With respect to any post-Closing remedial, response or other investigation or cleanup action constituting an Environmental Liability (“Remedial Action”) that gives rise to an indemnification obligation of the Company under Section 8.2(a), the Parties shall consult and cooperate with each other in preparing all strategies and plans concerning the development and implementation of the Remedial Action in accordance with the terms of this Section 8.2(i). The Parties shall mutually conduct and control the Remedial Action in all respects, including drafting and filing any and all instruments, reports, documents, and other responses to any Governmental Entity, in connection with any Remedial Action. The Parties shall develop and implement any Remedial Action subject to this Section 8.2(i) utilizing the least stringent clean-up standards and the least costly remediation methods that are allowed under applicable Environmental Requirements, including risk based remedies, institutional and engineering controls, and deed restrictions provided such Remedial Action does not unreasonably interfere with the Buyer Parties’ then current operation of the Product Lines (including consideration of costs incurred in the future). The Buyer Parties will provide the Company (or its representatives) with reasonable access to any real property involved in any Remedial Action for the sole purpose of undertaking, supervising or monitoring any Remedial Action undertaken under this Section 8.2(i) and shall cooperate with the Company to file any deed restrictions or other legal controls required to implement any Remedial Action conducted by the Parties.
(ii)    The Company shall not have any Liability with respect to and to the extent any post-Closing Remedial Action undertaken by the Buyer Parties that is not legally required by applicable Environmental Requirements or by a Governmental Entity and does not otherwise conform to the requirements of clause (i) above. Further, the Company shall not be responsible for any Remedial Action to the extent it arises out of sampling and analysis of any environmental media conducted subsequent to any Closing by or on behalf of, or at the request or solicitation of, Buyers Parties unless such sampling and analysis is: (i) required by Environmental Requirements or ordered or required by a Governmental Entity; (ii) performed in connection with the construction, expansion, renovation, or repair of buildings and other structures (including underground piping and conveyances); or (iii) conducted in reasonable response to any spill or emergency situation occurring within a reasonable time following such spill or emergency situation; in each case, after providing the Company with a reasonable opportunity, where appropriate, to challenge any alleged legal requirement to take any enumerated actions.
(j)    LIMITATION ON LIABILITY. EXCEPT FOR LIABILITY ARISING OUT OF THE COMPANY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 8.2(a)(iii), NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS, LOSS OF GOODWILL OR LOST SALES) IN CONNECTION WITH LOSSES ARISING OUT OF THE CONDUCT OF SUCH PARTY

PURSUANT TO THIS AGREEMENT REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT, PROVIDED, HOWEVER, THAT SPECIAL, INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS, LOSS OF GOODWILL OR LOST SALES) OF THIRD PARTIES THAT ARE AN ELEMENT OF A THIRD PARTY CLAIM SUBJECT TO INDEMNIFICATION UNDER THIS AGREEMENT TO THE EXTENT DETERMINED BY A COURT OF COMPETENT JURISDICTION TO BE THE RESPONSIBILITY OF A PARTY AND ACTUALLY PAID BY SUCH PARTY WILL CONSTITUTE IDENTIFIABLE DAMAGES UNDER THIS AGREEMENT AND DIRECT DAMAGES BETWEEN THE PARTIES.

ARTICLE IX

ADDITIONAL AGREEMENTS
9.1.    Tax Matters.
(a)    Certain Taxes and Fees. Each of Buyer and the Company shall be responsible for, as and when due, one-half of all transfer, documentary, sales, use, stamp, registration, mortgage-cadastrial and other such Taxes and fees (including any penalties and interest thereon but not including any value added or similar tax) (collectively, “Transfer Taxes”) incurred by reason of the transfer of the Purchased Assets and the Assumed Liabilities under this Agreement. Buyer shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, any of the other Parties hereto will execute and join in the execution of any such filing.
(b)    Value Added Taxes.
(i)    Any value added tax, goods and services tax, similar indirect tax or any tax analogous (collectively, “VAT”) shall be added to the amounts invoiced pursuant to this Agreement and any local asset transfer agreement as required by applicable Law. In the event of any amendment to VAT legislation or for any other reason the sums invoiced without VAT in accordance with this Agreement and any local asset transfer agreement become subject to VAT, then the applicable invoices shall be deemed to be exclusive of VAT (if any) and the party receiving such invoices shall, in addition to the sums payable, pay the invoicing party, on receipt of a valid VAT invoice, the full amount of VAT chargeable thereon.
(ii)    Buyer and its Affiliates shall be responsible for all VAT imposed by applicable taxing authorities to any payment hereunder, whether or not such VAT is shown on any invoices. If the Company and its Affiliates is required to pay any part of such VAT, Buyer and its Affiliates shall reimburse the Company and its Affiliates for such VAT.
(c)    Withholding Taxes. Buyer shall provide the Company not less than thirty (30) days written notice prior to the Initial Closing of withholding Tax obligations Buyer believes are reasonably likely to be imposed in connection with the Buyer Group’s payment of the Initial Closing Purchase Price at the Initial Closing and, thereafter, the Parties shall use commercially reasonable efforts to develop a plan, to be mutually agreed between the Parties prior to the Initial Closing, relating to any potential withholding Tax obligation of Buyer Group in respect of the Initial Closing Purchase Price. Such plan shall result in no adverse financial impact, beyond de minimus amounts, on the Buyer Parties or delay the Initial Closing.

Based upon and in accordance with such agreed plan but in any event as required by Law, Buyer shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or non-U.S. Tax Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid.
(d)    Cooperation on Tax Matters. The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Party shall provide to the others, within ten (10) Business Days of the receipt thereof, any Tax-related communications and notices it receives which may impact the other Party’s Tax Liability or filing responsibilities.
9.2.    Further Assurances. Without limiting the other provisions of this Agreement, upon the terms and subject to the conditions herein, prior to and following the each of the Closings, each Party agrees to use commercially reasonable efforts to cooperate fully with the other Party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect better the transactions contemplated by this Agreement and the Transaction Documents and to carry into effect the intents and purposes of this Agreement.
9.3.    Expenses. Except as otherwise provided herein or in any of the Transaction Documents, each of the Parties shall pay all of its own fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of the Letter of Intent, this Agreement, the other Transaction Documents, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby.
9.4.    Non-Competition, Non-Solicitation and Confidentiality.
(a)    Non-Competition. During the period beginning on the Initial Closing Date and ending on the fifth anniversary of the Initial Closing Date (provided that such period shall be extended by and for the duration of any period of time during which the Company Group is in violation of this Section 9.4(a)) (the “Non-Compete Period”), the Company Group shall not, and shall not authorize or permit any of their respective Affiliates to, directly or indirectly, engage in any business or activities which compete with the Product Lines (other than the production and sale of HDC Process Media until the Subsequent Closing or such later date as may be provided in the Supply Agreement) as conducted by the Company Group prior to the Initial Closing Date (collectively the “Restricted Business”) in (i) any state in the United States and (ii) any country outside the United States in which the Company Group engages in any of the foregoing businesses with respect to the Product Lines as of the Initial Closing Date; provided that ownership of less than 1% of the outstanding stock of any publicly-traded corporation shall not be deemed to be engaging solely by reason thereof in any of such businesses.
(b)    Non-Solicitation.
(i)    During the period beginning on the date of this Agreement and ending on the first anniversary of the earlier of (A) the Initial Closing Date and (B) the termination of this Agreement in accordance with the terms hereof, each Party (as applicable, the “Restricted Party”) agrees that, without the prior written consent of the other Party (as applicable, the “Protected Party”), the Restricted Party and its Affiliates shall not, directly or indirectly: solicit any employee of the Protected Party; provided, however, that nothing in this Section 9.4(b)(i) shall prohibit the Restricted Party or any Affiliate from: (i) soliciting or hiring any non-salaried employees of the Protected Party, (ii) soliciting or hiring any salaried or management personnel of the Protected Party by obtaining the Protected Party’s prior written consent, (iii) advertising employment opportunities in any national newspaper, trade journal or other publication in a major metropolitan area or any third-party Internet website posting, or negotiating with, offering employment to or employing any individual contacted through such medium, (iv) participating in any third-party hiring fair or similar event open to the public or negotiating with, offering employment to or employing any individual contacted through such medium or (v) soliciting, negotiating with, offering employment to or employing any individual at any time (A) after the termination by such individual of his or her employment with the Protected Party or any of its Affiliates or (B) after the termination by the Protected Party or any of its Affiliates of such individual’s employment with the Protected Party or any of its Affiliates.
(ii)    The Company agrees that, for a period of three (3) years from the Initial Closing Date, without the prior written consent of Buyer, the Company Group shall not, and shall not authorize or permit any of their respective Affiliates to, directly or indirectly contact, approach or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) any Transferred Employee or any other employee of the Product Lines after the Initial Closing; provided that nothing in this Section 9.4(b)(ii) shall prohibit the Company or any Affiliate from: (1) soliciting or hiring any non-salaried employees involved in the operation of the Product Lines, (2) soliciting or hiring any salaried or management personnel involved in the operation of the Product Lines after obtaining Buyer’s prior written consent, (3) advertising employment opportunities in any national newspaper, trade journal or other publication in a major metropolitan area or any third-party Internet website posting, or negotiating with, offering employment to or employing any individual contacted through such medium, (4) participating in any third-party hiring fair or similar event open to the public or negotiating with, offering employment to or employing any individual contacted through such medium or (5) soliciting, negotiating with, offering employment to or employing any individual at any time (x) after the termination by such individual of his or her employment with Buyer or any of its Affiliates or (y) after the termination by Buyer or any of its Affiliates of such individual’s employment with Buyer or any of its Affiliates (collectively, the “Non-Solicitation Exclusions”).
(iii)    The Company agrees that, for a period of three (3) years from the Subsequent Closing Date, without the prior written consent of Buyer, the Company Group shall not, and shall not authorize or permit any of their respective Affiliates to, directly or indirectly contact, approach or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) any employee of the HDC Line after the Subsequent Closing; provided that nothing in this Section 9.4(b)(iii) shall prohibit the Company or any Affiliate from engaging in any of the Non-Solicitation Exclusions.
(c)    Confidentiality.
(i)    For a period of five (5) years after the date of this Agreement (and for such longer period as set forth in Section 9.4(c)(ii) for Trade Secrets), each Party (as applicable, the “Receiving Party”) shall, and shall cause each of its Subsidiaries and Affiliates to, treat and hold as confidential any information concerning the business and affairs of the other Party (as applicable, the “Disclosing Party”) that is transferred hereby that is not already generally available to the public, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information (the “Confidential Information”), refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to the Disclosing Party, at the request and option of the Disclosing Party, all tangible embodiments (and all copies) of the Confidential Information which are in the Receiving Party’s possession or under the Receiving Party’s control; provided, however, that following any Closing, the Company shall deemed to be the “Receiving Party” and Buyer shall be deemed to be the “Disclosing Party” with respect to all information relating to the Product Lines. Notwithstanding the foregoing, Confidential Information shall not include information that is (i) generally available to the public other than as a result of a breach of this Section 9.4(c) or other act or omission of the Receiving Party or any of its Subsidiaries or Affiliates or any of their respective representatives or (ii) rightfully received after a Closing from a third party not under any obligation of confidentiality with respect to such information. In the event that the Receiving Party or any of its Subsidiaries or Affiliates is requested or required (by oral question or request for information or documents in any legal or regulatory proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Person shall notify the Disclosing Party promptly of the request or requirement so that the Disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4(c). If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is required to disclose any Confidential Information to any Governmental Entity, court or tribunal such Person may disclose such Confidential Information to the Governmental Entity, court or tribunal.
(ii)    Notwithstanding the foregoing, any Confidential Information which is identified by the Disclosing Party as, known by the Receiving Party to be, or would reasonably be expected to constitute, Know–How and Trade Secrets shall be treated as Confidential Information for so long as such information constitutes Know-How and Trade Secrets.
(iii)    The Receiving Party shall not, and shall cause each of its Subsidiaries not to, release any Person from or waive any provisions of any confidentiality, non-competition, assignment of inventions or similar agreement to which the Receiving Party or any such Subsidiary is a party related to any Confidential Information or otherwise to the Purchased Assets. In furtherance of the foregoing, upon the request of Buyer and at Buyer’s expense, the Company hereby agrees to enforce for the benefit of Buyer any rights of the Company Group under, or obligations imposed on third parties by, such agreements to the extent related to any Confidential Information or otherwise to the Purchased Assets.
(d)    Non-disclosure. (i) The Parties shall keep confidential the subject matter described herein and the fact that negotiations are taking place until the content and timing of a public announcement are mutually agreed upon by the Parties, and (ii) no press releases or public announcements related to this Agreement and the transactions contemplated hereby, or other announcements to the employees, customers, distributors or suppliers of the Product Lines, shall be issued without the other Party’s prior written consent, which consent shall not be unreasonably withheld; provided, however, that a Party may, without the prior consent of the other Party (but after consultation with the other Party, to the extent practicable), issue such press release or public statements as may be required by applicable Law or the rules and regulations of any stock exchange.

(e)    Remedy for Breach. Each Party acknowledges and agrees that in the event of a breach by it (or any of its Affiliates) of any of the provisions of this Section 9.4, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach and notwithstanding anything to the contrary contained herein, the non-breaching Party and/or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.
(f)    Enforcement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.4 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
9.5.    Mutual Benefit. The Parties agree for their mutual benefit that neither of them shall take any action which is designed, intended or would reasonably be anticipated to have the effect of discouraging customers, suppliers, vendors, manufacturers, service providers, employees, lessors, licensors and other business relations of the other Party; provided that nothing in this Section 9.5 is intended to prohibit or limit either party from making any statement or taking any action required by Law.
9.6.    Financial Information. The Company shall furnish to Buyer any information or documents reasonably requested by Buyer, which is in the Company’s possession or to which the Company has access, constituting or necessary for the completion or audit of, financial statements of the Company for periods prior to the Initial Closing Date and shall reasonably cooperate with Buyer in connection therewith. Without limiting the foregoing, the Company shall use its commercially reasonable efforts to complete the Required Closing Financial Statements, including obtaining the audit report of KPMG LLP thereon, as promptly as practicable following the date of this Agreement.
9.7.    Employees and Related Matters.
(a)    Transferred Employees.
(i)    As of the Initial Closing, Buyer or one of its Affiliates (the “Employer”) shall (A) continue the employment of each Product Line Employee employed by the Mexico Subsidiary and (B) make a Qualifying Employment Offer (as defined below) to (1) each of the Product Line Employees (other than (x) Product Line Employees that are employed at the Pensacola Facility and (y) up to two (2) Product Line Employees employed in the two jurisdictions indicated on Schedule 9.7(a)(i), each of whose employment contracts, if any, shall not be deemed to be Product Line Contracts for any purpose under this Agreement who shall remain, as at the Initial Closing Date, employees of the Company) and (2) such other employees of the Company Group who are mutually designated by Buyer and the Company to be transferred to Buyer in connection with the Initial Closing, in each case who are actively employed by the Company or one of its Subsidiaries as of the Initial Closing (each such individual, an “Eligible Employee”). For purposes of this Section 9.7(a), a “Qualifying Employment Offer” means an offer of employment with the Employer, based on an evaluation of an Eligible Employee to determine the grade, title and position of such Eligible Employee, with terms and conditions, in Buyer’s reasonable judgment, that are consistent with the comparable employees of the Employer in the aggregate in the country in which such Eligible Employee currently resides; provided, however, that for purposes of Eligible Employees currently residing in the jurisdiction indicated on Schedule 9.7(a)(i), such offer of employment shall be with terms and conditions, in Buyer’s reasonable judgment, that are consistent with the comparable employees of the Employer in any other jurisdiction that the Employer currently employs employees. Notwithstanding the foregoing, where the employment of any Eligible Employee transfers automatically by operation of applicable Law or where an Eligible Employee is an employee of the Mexico Subsidiary, such Eligible Employee shall become or remain, as the case may be, employed by the Employer; provided, however, that such employee does not validly reject the automatic transfer in accordance with applicable Law; provided, further, that wherever the employment of any Eligible Employee transfers automatically to the Employer by operation of applicable Law, the Employer shall assume and honor all Terms and Conditions of Employment in respect of such Eligible Employees to the extent required by applicable Law or as a result of negotiations with applicable works councils and/or unions in order to accomplish such transfer or continuation of employment. For those Eligible Employees whose employment does not transfer automatically by operation of Law, the Employer shall make the Qualifying Employment Offers to such Eligible Employee at least twenty (20) days prior to the Initial Closing Date. Such Eligible Employees who accept employment with the Employer (whether as of the Initial Closing or, in the case of any Leave Employee, such individual’s Leave Return Date (as those terms are defined below)) or whose employment transfers to Buyer by operation of applicable Law shall be referred to herein as “Transferred Employees.” The Eligible Employees who do not accept employment with, or who validly reject the automatic transfer to, the Employer shall be referred to herein as “Non-Transferred Employees.”
(ii)    Notwithstanding Section 9.7(a)(i), any Qualifying Employment Offer to any Eligible Employee who, on the Initial Closing Date, is not actively at work due to short-term disability, a leave of absence covered by applicable Law or due to any other authorized leave of absence (each such Eligible Employee, a “Leave Employee”) (A) shall be contingent on such Leave Employee returning to active full-time work on or prior to the later of (1) the twelve (12)-month anniversary of the Initial Closing Date and (2) the last day on which the Company or one of its Subsidiaries would have been required to re-employ such Leave Employee pursuant to any applicable Law if the Initial Closing had not occurred and (B) shall be effective as of the date that such Leave Employee returns to active full-time work (such date, with respect to any Leave Employee, such Leave Employee’s “Leave Return Date”).
(iii)    With respect to any Eligible Employee located in a country other than the United States (including the Territory of Puerto Rico), Italy or Mexico, rather than making a Qualifying Employment Offer itself, Buyer may cause a third party to offer (whether or not an Affiliate of Buyer or any of its Subsidiaries), such Eligible Employee a Qualifying Employment Offer.
(iv)    The Parties shall use commercially reasonably efforts to comply with the consultation procedures required by Article 47 of Italian Law 428/1990. Prior to the Initial Closing, the Parties agree that Buyer shall have the right to seek to negotiate a new Solidarity Agreement (contratto di solidarieta) with respect to the employees at the Ascoli Facility on substantially the same terms and conditions as are existing on the date of this Agreement and to be effective upon the termination of the Solidarity Agreement (contratto di solidarieta) currently in effect as of the date of this Agreement, and the Company shall cooperate with Buyer’s reasonable requests in connection with such negotiations, including, if necessary, becoming a party to such agreement. In the event Company or its Subsidiary is a party to the new Solidarity Agreement, Buyer shall use commercially reasonable efforts following the Initial Closing to novate the agreement to remove Company or its

Subsidiary as a party.
(v)    At or as promptly as reasonably practicable following the Initial Closing, Buyer shall:
(A)    provide to each Designated Employee comparable benefits under the Haemonetics Corporation 2005 Long-Term Incentive Compensation Plan equal to the comparative value of the forfeited benefits, if any, of such Designated Employee under each of the Pall Corporation Management Stock Purchase Plan, Pall Corporation 2005 Stock Compensation Plan and Pall Corporation 2012 Stock Compensation Plan, which value shall be determined using a reasonable method agreed to by the Company and Buyer; and
(B)    adopt one or more employee severance and retention bonus plans for the Designated Employees with the terms and conditions set forth on Schedule 9.7(a)(v)(B).
In connection with (i) the provision by Buyer of equity awards to Designated Employees pursuant to clause (A) of this Section 9.7(a)(v) and (ii) Buyer’s adoption of severance plans and retention bonus plans for Designated Employees pursuant to clause (B) of this Section 9.7(a)(v), the Company shall pay to Buyer an amount equal to $1,800,000, which shall be paid and accounted for in the form of an adjustment to the Initial Closing Purchase Price.
(vi)    At or as promptly as reasonably practicable following the Initial Closing, the Company shall fully vest each U.S. and Puerto Rico Transferred Employee in his or her benefits accrued through the Initial Closing under the Pall Corporation Cash Balance Pension Plan. The costs and expenses associated with the actions contemplated in this Section 9.7(a)(vi) shall be for the account of the Company.
(vii)    The Company shall pay Buyer an amount equal to any portion of the Tratamento di Fine Rapporto (“TFR”) in respect of Transferred Employees employed, as of the Initial Closing Date in Italy that is accrued but that has not previously been paid over to (x) the relevant Transferred Employee, (y) a Government Entity responsible for administering TFR funds or (z) to a third party custodian responsible for maintaining TFR funds for such Transferred Employee. Promptly, but in any event within sixty (60) days after the Initial Closing, the Company shall deliver to Buyer a written statement (the “TFR Liability Statement”) setting forth the amount of such TFR Liability. Unless within the thirty (30) day period following Buyer’s receipt of the TFR Liability Statement, Buyer delivers written notice to the Company (the “TFR Liability Dispute Notice”) setting forth in reasonable detail any and all items of disagreement related to the TFR Liability Statement, including the basis therefor and the amount thereof, the TFR Liability Statement shall be conclusive and binding upon each of the Parties. If Buyer delivers the TFR Liability Dispute Notice to the Company within the required thirty (30) day period, Buyer and the Company shall use reasonable efforts to resolve their differences. If any TFR Liability remains unresolved for a period of thirty (30) days after the Company’s receipt of the TFR Liability Dispute Notice, Buyer and the Company shall, within ten (10) days thereafter, submit the dispute to the Accounting Firm to be determined in accordance with Section 2.7. The TFR Liability shall be deemed final for the purposes of this Section 9.7(a)(vii) upon the earliest of (x) the failure of Buyer to provide the Company with a TFR Liability

Dispute Notice within thirty (30) days of the Company’s delivery of the TFR Liability Statement, (y) the resolution of all items of dispute by the Company and Buyer and (z) the resolution of all items of dispute by the Accounting Firm. Upon the final determination of the TFR Liability, the Company shall pay such amount to Buyer with interest thereon from the Initial Closing Date to the date of actual payment at a rate equal to the prime rate as of the Initial Closing Date as stated in The Wall Street Journal plus one percent (1%) per annum.
(viii)    Apart from the TFR, and subject to Section 9.7(a)(v) and the accuracy of the Company’s representations and warranties under Article III, all other amounts that may become due or payable to a Transferred Employee resulting from the termination of the Transferred Employees by the Buyer Group following the Initial Closing shall be for the account of, and paid by Buyer, including without limitation any severance, termination or similar payment, whether required by statute, contract or otherwise.
(ix)    Except as otherwise prohibited by applicable Law or any provision of this Agreement, on or after the Initial Closing the Employer may modify the salary, wage level or benefits or terminate the employment of any Transferred Employee at any time and for any reason, including without cause. Except as otherwise required by applicable Law, neither Buyer nor any of its Affiliates shall have any Liability with respect to any Non-Transferred Employee or former employee or retiree of the Company or any of its Subsidiaries (including any Person currently covered by any benefit plan of the Company or any of its Subsidiaries who is not a Transferred Employee), regardless of when such Liability arises or occurred (whether on, prior to or after the Initial Closing). Except as otherwise required by applicable Law or this Agreement, the Company Group shall be solely responsible for the payment of all employee benefits (including, without limitation, any severance pay, notice pay, insurance, supplemental pension, deferred compensation, “stay” or other similar incentive bonuses, change-in-control bonuses (or other bonuses or compensation related in any way to the execution, delivery or performance of this Agreement), retirement and any other benefits, premiums, claims and related costs) to any of the employees, former employees or retirees of the Company Group based on or arising under employment with the Company Group, including the payment to each Transferred Employee of (i) the pro rata portion of the target bonus for the Company’s 2012 fiscal year under the Company’s annual bonus plans to which such Transferred Employee would have otherwise been entitled had such Transferred Employee remained employed by the Company Group until the end of the Company’s 2012 fiscal year, based on the Transferred Employee’s period of service prior to the Initial Closing, and (ii) any bonus or unpaid sales incentive compensation earned by such Transferred Employee prior to the Initial Closing, based on pro rata quotas. If permitted by Law, the Company Group shall pay to the Buyer Group an amount equal to Transferred Employees’ accrued but unused vacation time and other similar accrued but unused time as provided by applicable Law or, if no Law is applicable, pursuant to the Company’s policies in respect of such payments. The Buyer Group shall in turn make such accrued vacation time and similar time available to such Transferred Employees to the same extent such accrued vacation time and similar time would have been made available to the Transferred Employees by the Company Group. With respect to any sales incentive payment due to any Transferred Employee in connection with the Company’s 2012 fiscal year, the Company shall make such payment to such Transferred Employee at the time the Company generally pays employees pursuant to the terms of the Company’s annual bonus plans and sales incentive arrangements; provided, however, that Buyer shall provide to the Company the data necessary to calculate such sales incentive payments due to any Transferred Employees for the period beginning immediately upon the Initial Closing and ending on July 31, 2012; provided, further, that Buyer shall reimburse the Company for the amount of such sales incentive payments paid by the Company to Transferred Employees for such period, if any, beginning immediately upon the Initial

Closing and ending on July 31, 2012. Except as otherwise required by applicable Law, the Employer shall be solely responsible for the payment of all wages, salaries and other compensation and employee benefits (including, without limitation, any severance pay, notice pay, insurance, supplemental pension, deferred compensation, bonuses, retirement and any other benefits, premiums, claims and related costs) to any of the Transferred Employees relating to or arising out of their employment with the Employer. Neither Buyer nor any of its Affiliates shall assume any Liability with respect to any Employee Program or other employee benefit plan of any kind or nature maintained by the Company or any of its Affiliates for any of its employees, former employees or retirees, except for (i) any Liability with respect to Transferred Employees under any Employee Program of the Mexico Subsidiary, (ii) any Liability that transfers by operation of Law and (iii) as otherwise provided in this Section 9.7.
(b)    Service Credit. From and after the Initial Closing, Employer shall give each Transferred Employee full credit for purposes of eligibility to participate, level of benefits, and vesting and seniority under any collective bargaining agreement or national collective agreement, but not for purposes of benefit accrual unless required by applicable Law, under any employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by Employer for such Transferred Employee’s service with the Company or any ERISA Affiliate, and with any predecessor employer, to the same extent recognized by the Company or any ERISA Affiliate, except to the extent such credit would result in duplication of benefits for the same period of service.
(c)    Pre-Existing Conditions. The Employer shall, with respect to Transferred Employees, (i) waive any limitations as to preexisting conditions, exclusions and waiting periods with respect to participation requirements under any welfare benefit plan in which such Transferred Employees may be eligible to participate after the Initial Closing; provided, however, that no such waiver shall apply to a preexisting condition of any Transferred Employee who was, prior to the Initial Closing, excluded from receipt of benefit in a welfare benefit plan maintained or contributed to for the benefit of such Transferred Employee by the nature of such preexisting condition; and (ii) cause to be credited any deductibles or out-of-pocket expenses incurred by Transferred Employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the health plans of the Employer.
(d)    401(k) Plan. Immediately prior to the Initial Closing, those Transferred Employees who are principally employed in the United States (“U.S. Transferred Employees”) and Puerto Rico (the “PR Transferred Employees”) will cease to participate in the Pall Corporation 401(k) Plan (the “Pall US Plan”) and the Pall Retirement Plan for Puerto Rico Employees (the “Pall PR Plan”), respectively, and all of the unvested amounts of such Transferred Employees in the Pall US Plan and the Pall PR Plan shall fully vest. The costs and expenses of such full vesting shall be for the account of the Company. As of the Initial Closing, the U.S. Transferred Employees will be eligible to commence participation in the qualified defined contribution plan currently sponsored or maintained by the Employer for the benefit of its employees in the United States (the “Employer US 401(k) Plan”). The Employer will cause the Employer US 401(k) Plan to accept a direct rollover of, or an eligible rollover of, all or a portion of the taxable portion of a distribution of a U.S. Transferred Employee’s account balance from the Pall US Plan, including any promissory notes evidencing outstanding loan(s) (which will continue to be subject to the same repayment and other terms as when in the US Plan). In addition, Buyer and the Company shall cooperate with the Employer in effecting a trustee-to-trustee transfer of plan assets, including outstanding loans and promissory notes evidencing such loans, attributable to the PR Transferred Employees under the Pall PR Plan as of the Initial Closing to a Puerto Rico-qualified retirement plan established by the Employer (the “Employer PR Plan”). The Company

shall be responsible for the operation of the Pall U.S. Plan and the Pall PR Plan until such rollovers and trustee to trustee transfers occur and Buyer shall be responsible for the operation of the Employer U.S. 401(k) Plan and the Employer PR Plan following such rollovers and trustee to trustee transfer.
(e)    Flexible Spending Accounts. Immediately prior to the Initial Closing, the U.S. Transferred Employees will cease to contribute to the Company’s flexible spending account plan (the “Company FSA Plan”). U.S. Transferred Employees who elected to participate in the Company FSA Plan for the current plan year will become participants in any available Employer flexible spending account plan (the “Employer FSA Plan”) as if their participation in the Employer FSA Plan had been continuous during the then current year and at the same level of coverage elected under the Company FSA Plan, subject to the limitations set forth herein. Each U.S. Transferred Employee will be reimbursed for medical and dependent care expenses incurred by such U.S. Transferred Employee at any time during the current year (including claims incurred before the Initial Closing Date), up to the amount of the elections made by each U.S. Transferred Employee under the Company FSA Plan in the current year, reduced by amounts previously reimbursed by the Company pursuant to the Company FSA Plan in the current year. To effectuate the foregoing, as soon as administratively practicable after the Initial Closing Date, the Company will notify the Employer whether the amounts of the account balances (if any) under the Company FSA Plan are positive or negative in the aggregate immediately prior to the Initial Closing Date, and the Company will pay the Employer such aggregate balance (if positive) or the Employer will pay the Company such aggregate balance (if negative), with respect to all U.S. Transferred Employees who become covered under the Employer FSA Plan for the current plan year.
(f)    Update to Employee List. Prior to the Initial Closing and on a date to be agreed as between the Company and Buyer, the Company will provide to Buyer a revised list of Product Line Employees. Upon Buyer’s approval of any Product Line Employees added to such list, which approval will not be unreasonably withheld or delayed, such list will be the definitive list of Product Line Employees for all purposes of this Agreement.
(g)    Cooperation. Subject to, and to the extent permitted by, applicable Law (including any privacy Laws) and the Confidentiality Agreement, the Company shall provide promptly to the Employer, at the Employer’s request, any information or copies of personnel records (including, without limitation, addresses, dates of birth, dates of hire and dependent information) relating to the Transferred Employees or relating to the service of the Transferred Employees with the Company Group (and predecessors of the Company Group) prior to the Initial Closing.
(h)    Employee Communications. The Company shall consult with Buyer, and will consider in good faith Buyer’s advice, prior to sending any notices or other communication materials to any employees of the Product Lines regarding this Agreement and the transactions contemplated hereby. Except with the prior written consent of Buyer, the Company shall not, and shall cause its Subsidiaries not to, discuss with any employees of the Product Lines or otherwise provide information to such employees regarding the terms of their potential employment with Buyer following the Initial Closing.
(i)    Compliance with Local Law. Buyer and the Company agree to comply with all applicable Law, rules, individual agreements, collective bargaining agreements and national collective agreements pertaining to the subject matter of this Agreement, including the assumption by Buyer or any of its Affiliates of any employment or employee-benefits related obligations or Liabilities that Buyer or any of its Affiliates is required to assume pursuant to any such Law, rule, individual agreement, collective bargaining agreement or national collective agreement. Nothing in this Section 9.7(i) shall alter the allocation of Assumed

Liabilities and Excluded Liabilities as between Buyer and the Company.
(j)    WARN Act. Buyer agrees to provide, or cause its Subsidiaries to provide, any required notice under the WARN Act and to otherwise comply with the WARN Act, with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Transferred Employees at the Covina Facility or the Puerto Rico Facility (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring after the Initial Closing Date. In connection therewith, Buyer shall assume all Liabilities and obligations for the provision of notice or payment in lieu of notice or any applicable penalties under the WARN Act, and, subject to the compliance by the Company’s of its obligations under Section 5.16. Buyer hereby indemnifies the Company and its Affiliates against and agrees to hold each of them harmless from any and all damages incurred or suffered by the Company or its Affiliates with respect to the WARN Act arising as a result of actions taken by Buyer after the Initial Closing Date with respect to such Transferred Employees.
9.8.    Bulk Sales Laws. The Company shall take all actions necessary to satisfy the requirements of (or, if subject to waiver, the Parties each hereby waive compliance by the Company with) the “bulk sales,” “bulk transfer” or similar Laws of any state or jurisdiction.
9.9.    Payments.
(a)    The Company shall promptly remit to Buyer all monies received by the Company or any of its Affiliates following the Initial Closing in payment for or arising from any Purchased Assets acquired by Buyer pursuant to this Agreement. Payments remitted to Buyer pursuant to this Section 9.9(a) shall be in the form received by the Company or any of its Affiliates.
(b)    Buyer shall promptly remit to the Company all monies received by Buyer or any of its Affiliates following the Initial Closing in payment for or arising from any Excluded Assets. Payments remitted to the Company pursuant to this Section 9.9(b) shall be in the form received by the Buyer or any of its Affiliates.
9.10.    Trademarks; Tradenames. Except as otherwise provided in the Transition Services Agreements, as soon as practicable after the Initial Closing, other than with respect to the HDC Line, the Company Group shall cease the use of all of the trademarks, tradenames, service marks and service names included in the Purchased Assets, in any of their forms or spellings, on all websites, advertising, stationery, business cards, checks, purchase orders and acknowledgments, customer agreements and other contracts and business documents; provided, however, that Buyer for a reasonable period of time may continue to use the name of the Company with respect to dies, molds, toolings, castings and the like.
9.11.    Pro-Rated Payments. After each Closing, any expenses or other charges (whether prepaid or accrued) with respect to the Product Lines, the HDC Line, the Purchased Assets or the Assumed Liabilities including, without limitation, amounts paid or payable with respect to rental payments, leases, utilities, and all real property, personal property and similar Taxes, which either become due and payable on or after the relevant Closing Date and relate to periods beginning before and ending after such Closing Date or have been paid prior to such Closing Date and relate to periods beginning before and ending after such Closing Date, will be prorated and adjusted between the Company and Buyer as of such Closing Date on a per-diem basis. In connection therewith, Buyer will be responsible for, and will pay to the Company, the portion of such amounts allocable to the period ending after such Closing Date, only to the extent that the Company made such payment to a third Person, within sixty (60) days of receipt of a detailed invoice from the Company. No later than five (5) days prior to such Closing, the Company will deliver to Buyer a statement of all such prepaid or accrued expenses as of such Closing Date.

ARTICLE X

MISCELLANEOUS
10.1.    Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by or on behalf of Buyer and the Company or (b) by a waiver in accordance with Section 10.2.
10.2.    Waiver. Any Party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of another Party, (b) waive any inaccuracy in the representations and warranties of another Party contained herein or in any document delivered by such Party pursuant hereto or (c) waive compliance with any agreement of another Party or condition to another Party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in a writing executed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition or as a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights under this Section 10.2 shall not constitute a waiver of any of such rights. No course of dealing between or among any persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
10.3.    Notices. All notices, claims, demands and other communications given or delivered under this Agreement shall be in writing and shall be delivered by e-mail, by facsimile, by first class mail, return receipt requested, or by hand by express overnight courier service, and shall be deemed given when so delivered by hand, when transmission is confirmed by the transmitting equipment if delivered by email or facsimile, or if mailed, three (3) days after mailing, or one (1) Business Day in the case of overnight courier service, to the respective Parties at the following addresses (or such other address for a Party as shall be specified in a notice given in accordance with this Section 10.3):

If to the Company: Pall Corporation 25 Harbor Park Drive, Port Washington, NY 11050 Attention: Legal Department Fax: (516) 801-9781
with a copy to:

Baker & McKenzie LLP
1114 Avenue of the Americas
New York, NY 10036
Attention: Thomas Rice, Esq.
                   Carol Stubblefield, Esq.

E-mail: Thomas.Rice@bakermckenzie.com
              Carol.Stubblefield@bakermckenzie.com
Fax: (212) 310-1647
         (212) 310-1653

If to Buyer: Haemonetics Corporation 400 Wood Road Braintree, MA 02184 Attention: Chief Financial Officer Chief Legal Officer E-mail: clindop@haemonetics.com sandra.jesse@haemonetics.com Fax: (781) 356-9935 with a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Attention: Paul R. Gauron, Esq.
Lisa R. Haddad, Esq.

E-mail: PGauron@goodwinprocter.com
              LHaddad@goodwinprocter.com
Fax: (617) 523-1231

10.4.    Binding Agreement; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of Law or otherwise without the prior written consent of the Company and Buyer. Notwithstanding anything to the contrary in this Section 10.4, without the consent of the Company, each of Buyer and its permitted assigns may at any time, in their sole discretion, assign, in whole or in part, (a) their right to purchase the Purchased Assets and assume the Assumed Liabilities to one or more of their Affiliates; (b) their rights under this Agreement and the other Transaction Documents, in whole or in part, to any subsequent purchaser, such permitted transferee or any of their divisions or any material portion of the Product Lines or the Purchased Assets (whether such sale is structured as a sale of stock, sale of assets, merger, recapitalization or otherwise); and (c) their rights (but not obligations) under this Agreement to any Financing Source; provided, that, in each case, no such assignment shall release Buyer from any of its obligations hereunder. Similarly, notwithstanding anything to the contrary set forth in this Section 10.4, without the consent of Buyer, each of the Company and its permitted assigns may at any time, in their sole discretion, assign, in whole or in part, (a) their obligation to sell the Purchased Assets to one or more of their Affiliates and (b) their rights under this Agreement and the other Transaction Documents to any subsequent purchaser, such permitted transferee or any of their divisions or any material portion of the Excluded Assets or the Excluded Liabilities (whether such sale is structured as a sale of stock, sale of assets, merger, recapitalization or otherwise); provided, that, in each case, no such assignment shall release the Company from any of its obligations hereunder.
10.5.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, and all other terms of this Agreement shall remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is prohibited or invalid, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
10.6.    Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Nothing in the Schedules attached hereto shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant. The word “including” shall mean including without limitation regardless of whether such words are included in some contexts but not others. Reference to any Law shall refer to any successor Law thereto. Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date.
10.7.    Captions. The table of contents and captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no table of contents or captions had been used in this Agreement.
10.8.    Entire Agreement. The Confidentiality Agreement, this Agreement, including the Exhibits and Schedules hereto, and the documents referred to herein contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way, including, without limitation, the Letter of Intent.
10.9.    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.
10.10.    Specific Performance.
(a)    The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that prior to the valid termination of this Agreement in accordance with Section 7.1, and subject to Section 10.10(b), (i) the Parties shall be entitled to seek (in a court of competent jurisdiction as set forth in Section 10.13) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (other than a Party’s obligations to effect the Initial Closing), without bond or other security being required, and

(ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Buyer would have entered into this Agreement.
(b)    It is explicitly agreed that neither Party shall be entitled to seek an injunction, specific performance or other equitable remedy to specifically enforce the other Party’s obligations to effect the Initial Closing on the terms and conditions set forth herein. For the avoidance of doubt, notwithstanding the foregoing, either Party shall be entitled to seek an injunction, specific performance or other equitable remedy to specifically enforce the other Party’s obligations to effect the Subsequent Closing on the terms and conditions set forth herein.
10.11.    Governing Law. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by and construed in accordance with the Laws of the Commonwealth of Massachusetts applicable to contracts executed in and to be performed in the Commonwealth of Massachusetts.
10.12.    Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties (and the Buyer Parties and Company Parties for purposes of Article VIII) and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.
10.13.    CONSENT TO JURISDICTION.
(a)    SUBJECT TO SECTION 10.14, THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN THE COMMONWEALTH OF MASSACHUSETTS AND, TO THE EXTENT AVAILABLE, THE BUSINESS LITIGATION SESSION OF THE SUPERIOR COURT OF THE COMMONWEALTH OF MASSACHUSETTS. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT TO THE ADDRESS SPECIFIED FOR SUCH PARTY PURSUANT TO SECTION 10.3 SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT. NOTHING IN THIS SECTION 10.13 SHALL, HOWEVER, AFFECT THE RIGHT OF A PARTY TO SERVICE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.
(b)    WAIVER OF JURY TRIAL. EACH OF THE PARTIES KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING UNDER OR RELATING TO THIS AGREEMENT.
10.14.    Dispute Resolution. Except as otherwise expressly set forth herein, any dispute, controversy or claim arising under or relating to this Agreement or any breach or threatened breach hereof shall be promptly presented to the Chief Executive Officers of Buyer and the Company (or alternative officers designated by Buyer or the Company) for resolution and if such officers cannot resolve such disputes, claims or controversies then such dispute, claim or controversy shall be finally resolved by arbitration initiated by either Party (each an “Arbitrable Dispute”). Any Arbitrable Dispute shall be resolved by final and binding arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, subject to the following:
(a)    The demand for arbitration shall be in writing, shall be served on the other Party in the manner prescribed herein for the giving of notices, and shall set forth a short statement of the factual basis for the claim, specifying the matter or matters to be arbitrated.
(b)    The arbitration shall be conducted by a panel of three (3) arbitrators, one (1) selected by Buyer, one (1) selected by the Company and one (1) to be selected jointly by the arbitrators selected by Buyer and the Company (collectively, the “Arbitrators”) who shall conduct such evidentiary or other hearings as they deem necessary or appropriate and thereafter shall make their determination as soon as practicable. Any arbitration pursuant hereto shall be conducted by the Arbitrators under the guidance of the Federal Rules of Civil Procedure and the Federal Rules of Evidence, but the Arbitrators shall not be required to comply strictly with such Rules in conducting any such arbitration. All such arbitration proceedings shall take place in the Commonwealth of Massachusetts.
(c)    Except as provided herein (including pursuant to Article VIII to the extent such items constitute Losses):
(i)    each Party shall bear its own “Costs and Fees,” which are defined as all reasonable pre-award expenses of the arbitration, including travel expenses, out-of-pocket expenses (including, but not limited to, copying and telephone) witness fees, and reasonable attorney’s fees and expenses;
(ii)    the fees and expenses of the Arbitrators and all other costs and expenses incurred in connection with the arbitration shall be borne equally by the Parties; and
(iii)    notwithstanding the foregoing, the Arbitrators shall be empowered to require any one or more of the Parties to bear all or any portion of such Costs and Fees and/or the fees and expenses of the Arbitrators in the event that the Arbitrators determine such Party has acted unreasonably or in bad faith.
(d)    The Arbitrators shall have the authority to award any remedy or relief that a court of the Commonwealth of Massachusetts could order or grant, including, without limitation, specific performance, the awarding of Losses, the issuance of an injunction, or the imposition of sanctions for abuse or frustration of the arbitration process. The Arbitrators shall render their decision and award upon the concurrence of at least two (2) of their number. Such decision and award shall be in writing and counterpart copies thereof shall be delivered to each Party. The decision and award of the Arbitrators shall be binding on all Parties. In rendering such decision and award, the Arbitrators shall not add to, subtract from or otherwise modify the provisions of this Agreement and shall make their determinations in accordance therewith. Any Party to the arbitration may seek to have judgment upon the award rendered by the Arbitrators entered in any court having jurisdiction thereof.
(e)    Each Party agrees that it will not file any suit, motion, petition or otherwise commence any legal action or proceeding for any matter which is required to be submitted to arbitration as contemplated herein except in connection with the enforcement of an award rendered by the Arbitrators. Upon the entry of an order dismissing or staying any action or proceeding filed contrary to the preceding sentence, the Party which filed such action or proceeding shall promptly pay to the other Party the reasonable attorney’s fees, costs and expenses incurred by such other Party prior to the entry of such order.
(f)    Notwithstanding the foregoing, any Party may apply to a court of law or equity for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof as set forth in Section 9.4(e) or Section 10.10.
10.15.    Delivery by Facsimile. This Agreement and any Transaction Document, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by pdf electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of a facsimile machine or pdf electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or pdf electronic mail as a defense to the formation or enforceability of a contract and each such Party forever waives any such defense.
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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or has caused this Agreement to be executed by its respective officer thereunto duly authorized, all as of the day and year first above written.
HAEMONETICS CORPORATION
By: /s/ Christopher Lindop
Name: Christopher Lindop
Title: Vice President and Chief Financial Officer

PALL CORPORATION
By: /s/ Robert G. Kuhbach
Name: Robert G. Kuhbach
Title: SVP, General Counsel